Exhibit 99.1

Execution Version

AMENDED AND RESTATED CREDIT AGREEMENT

DATED AS OF JUNE 21, 2019

FIRSTSERVICE CORPORATION

AS CANADIAN BORROWER

AND

FIRSTSERVICE (USA), INC.

AS U.S. BORROWER

AND

THE SUBSIDIARIES

NAMED ON THE EXECUTION PAGES HEREOF

AS GUARANTORS

AND

THE BANKS NAMED ON THE EXECUTION PAGES HEREOF

AS LENDERS

TD SECURITIES

AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER

AND

THE TORONTO-DOMINION BANK

AS COLLATERAL AGENT

AND

THE TORONTO-DOMINION BANK

AS CANADIAN ADMINISTRATION AGENT

AND

TORONTO DOMINION (TEXAS) LLC

AS U.S. ADMINISTRATION AGENT

AND

JPMORGAN CHASE BANK, N.A.

AS SYNDICATION AGENT

AND

BANK OF MONTREAL

CANADIAN IMPERIAL BANK OF COMMERCE

U.S. BANK, N.A.

THE BANK OF NOVA SCOTIA

AND

HSBC BANK CANADA

AS DOCUMENTATION AGENTS

TABLE OF CONTENTS

Article 1 – DEFINITIONS	2
1.1 Definitions	2
1.2 References	21
1.3 Interpretation	21
1.4 Headings and Table of Contents	22
1.5 Accounting Terms	22
1.6 Recitals	23
1.7 Schedules	23
1.8 Permitted Encumbrances	23
1.9 Precedence	23
1.10 Divisions	23
1.11 Intercreditor Agreement	23
Article 2 – FACILITIES	23
2.1 The Credit Facilities	23
2.2 Notice and Revolving Nature of Borrowings	24
2.3 Conversion	27
2.4 Making Borrowings	27
2.5 Participation of Each Lender; Defaulting Lender	28
2.6 Bankers’ Acceptances and Existing LIBOR Loans	29
2.7 Acceptance Date Procedure	32
2.8 Purchase of Bankers’ Acceptances	33
2.9 Payment of Bankers’ Acceptances	33
2.10 Set-Off and Netting	33
2.11 Letters of Credit	34
2.12 Use of Proceeds	36
2.13 Banking Services	37
Article 3 – REPAYMENT AND ACCOUNTS	37
3.1 Repayment of Revolving Facilities	37
3.2 Repayment of Term Loan Facility	37
3.3 Accounts kept by the Canadian Agent	37
3.4 Accounts kept by the Canadian Swingline Lender	38
3.5 Accounts kept by the U.S. Agent	38
3.6 Accounts kept by the U.S. Swingline Lender	38
3.7 Accounts kept by each Canadian Lender	38
3.8 Accounts kept by each U.S. Lender	39
3.9 Promissory Notes	39
3.10 Excess Resulting from Exchange Rate Change	39
3.11 Currency	40
Article 4 – INTEREST, ACCEPTANCE FEE, LETTER OF CREDIT FEE AND COMMITMENT FEES	40
4.1 Interest on Libor Loans	40
4.2 Interest on U.S. Base Rate Loans	40
4.3 Interest on Prime Rate Loans	41
4.4 Interest on U.S. Prime Rate Loans	41
4.5 Libor Interest Periods	42

1

4.6 Interest on Overdue Amounts	42
4.7 Acceptance Fee	42
4.8 Commitment Fees	43
4.9 Letter of Credit Fronting Fee	43
4.10 Effective Date for Changes in Applicable Margins	43
Article 5 – CONDITIONS PRECEDENT	44
5.1 Conditions Precedent to the Borrowing under the Term Loan Facility and to the Amendment and Restatement of the Original Credit Agreement	44
5.2 Conditions Precedent to Subsequent Borrowings	46
5.3 Conditions Precedent to Borrowings to Make Acquisitions	46
Article 6 – PREPAYMENT, CANCELLATION, REALLOCATION, MANDATORY APPLICATION OF CASH PROCEEDS	47
6.1 Prepayment and Cancellation	47
6.2 Notice	48
6.3 Status of Lender	48
6.4 Fees	48
6.5 Mandatory Application of Cash Proceeds	48
6.6 Reallocation	48
Article 7 – SPECIAL LIBOR AND INCREASED COST PROVISIONS	49
7.1 Substitute Rate of Borrowing	49
7.2 Increased Cost	51
7.3 Illegality	52
7.4 Indemnity	53
7.5 Other Increased Costs or Reductions in Return	53
7.6 Additional Cost in Respect of Tax	54
7.7 Claims under Section 7.6	55
7.8 Tax Receipts	55
7.9 Internal Revenue Service Forms	55
7.10 Change in Law; Lending Office	56
Article 8 – REPRESENTATIONS, WARRANTIES & COVENANTS	56
8.1 Representations and Warranties	56
8.2 Positive Covenants	59
8.3 Negative Covenants	64
8.4 Financial Covenants	69
Article 9 – EVENTS OF DEFAULT	70
9.1 Events of Default	70
9.2 Bankruptcy Exception	73
9.3 Security	73
9.4 Remedies Not Exclusive	73
9.5 Set Off	73
Article 10 – PAYMENTS	74
10.1 Payments to Agents/Swingline Lenders	74
10.2 Payments by Lenders to Agents	75

2

10.3 Payments by Agents to Borrowers	75
10.4 Distribution to Lenders and Application of Payments	75
10.5 No Set Off or Counterclaim	75
10.6 Non Receipt By Agents	75
10.7 When Due Date Not Specified	76
10.8 Agents’ Authority to Debit	76
Article 11 – EXPENSES	76
11.1 Payment of Expenses	76
11.2 Survival	77
11.3 Environmental Indemnity	77
Article 12 – FEES	79
12.1 Agency Fee	79
12.2 Miscellaneous	79
Article 13 – THE AGENTS	79
13.1 Agents	79
13.2 Agents’ Responsibility	79
13.3 Agents’ Duties	80
13.4 Protection of Agents	81
13.5 Indemnification of Agents	82
13.6 Termination or Resignation of Agent	82
13.7 Rights of an Agent as Lender	82
13.8 Authorized Waivers, Variations and Omissions	82
13.9 Financial Information Concerning the Borrowers or Guarantors	83
13.10 Knowledge of Financial Situation of Borrowers	83
13.11 Legal Proceedings	83
13.12 Capacity as Agent	84
13.13 Deposits or Loans Respecting the Borrowers	84
13.14 Separate Collateral Agent	84
13.15 Agent Titles	84
Article 14 – ASSIGNMENTS AND TRANSFERS	84
14.1 Benefit of Agreement	84
14.2 Assignments and Transfers by a Borrower or a Guarantor	85
14.3 Assignments and Transfers by a Lender	85
14.4 Transfer Certificate	86
14.5 Notice	87
14.6 Sub-Participations	87
14.7 Disclosure	87
14.8 Assignment to Federal Reserve Bank	87
Article 15 – GOVERNING LAW, COURTS AND JUDGMENT CURRENCY	88
15.1 Governing Law	88
15.2 Courts	88
15.3 Judgment Currency	88

3

Article 16 – MISCELLANEOUS	89
16.1 Equal Ranking of Lenders	89
16.2 Sharing of Information	89
16.3 Severability	89
16.4 Remedies and Waivers	89
16.5 Direct Obligation	89
16.6 Notices	90
16.7 Counterparts	90
16.8 Calculation/Limit on Rate of Interest	90
16.9 USA Patriot Act Notice	91
16.10 Canadian Anti-Money Laundering Legislation.	91
16.11 Precedence	92
16.12 Acknowledgement and Consent to Bail-In of EEA Financial Institutions	92
Article 17 -AMENDMENT AND RESTATEMENT	92

4

SCHEDULES

“A”	Unrestricted Entities
“B”	Form of Repayment Notice
“C”	Form of Transfer Certificate
“D”	Form of Conversion Notice
“E”	Form of Drawdown Notice
“F”	Details of Issue
“G”	Form of Compliance Certificate
“H”	Form of Intercompany Debt and Security
“I”	Commitments
“J”	Form of Officer’s Certificate Re: Acquisition Facility
“K”	Permitted Encumbrances
“L”	Form of Promissory Note
“M”	Post-Closing Covenants

AMENDED AND RESTATED CREDIT AGREEMENT

DATED AS OF June 21, 2019

AMONG:

FIRSTSERVICE CORPORATION, a corporation duly organized and existing under the laws of Ontario,

AND:

FIRSTSERVICE (USA), INC., a corporation duly organized and existing under the laws of the State of Delaware,

AND:

THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES HEREOF, as guarantors

AND:

THE BANKS NAMED ON THE EXECUTION PAGES HEREOF, as lenders

AND:

THE TORONTO-DOMINION BANK, as collateral agent,

AND:

THE TORONTO-DOMINION BANK, as Canadian administration agent

AND:

TORONTO DOMINION (TEXAS) LLC, as U.S. administration agent

WHEREAS, the Canadian Borrower, the U.S. Borrower, certain subsidiaries named on the execution page thereof (together with the Canadian Borrower and the U.S. Borrower, the “Original Credit Parties”), the Agents (as hereinafter defined) and the banks named on the execution page thereof, as lenders (the “Original Lenders”) entered into a Credit Agreement dated as of June 1, 2015 (the “Original Credit Agreement”);

AND WHEREAS, the Original Credit Agreement was amended as of January 17, 2018, March 26, 2019 and April 11, 2019 (the latter amendment, the "Third Amendment");

AND WHEREAS, the parties hereto desire to amend and restate the terms of the Original Credit Agreement so amended;

AND WHEREAS the Lenders are willing to provide the Facilities (as hereinafter defined) upon and subject to the following terms and conditions;

NOW THEREFORE in consideration of the respective covenants of the parties contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties agree as follows:

Article 1
– DEFINITIONS

1.1	Definitions

In this Agreement, unless the context otherwise requires, the terms defined in the introduction of the parties and the recitals shall have, as herein used, the same meanings and:

“Acceptance Date” means any Business Day on which a Bankers’ Acceptance is or is requested to be issued hereunder.

“Acceptance Fee” means in respect of any Bankers’ Acceptance outstanding at any time on or after the Effective Date the Acceptance Fees described in the definition of Applicable Margin.

“Accommodation” has the meaning ascribed thereto in Section 7.5(a).

“Accounts” means the accounts kept by the Canadian Agent, the Canadian Swingline Lender, the U.S. Agent, the U.S. Swingline Lender, as the case may be, pursuant to Section 3.3, 3.4, 3.5, and 3.6 to record the Borrowers’ liabilities to the Agents and each Lender under this Agreement.

“Acquisition Agreement” means the stock purchase agreement dated as of May 22, 2019 by and among FirstService Restoration, Inc., a Delaware corporation, as buyer, the Acquisition Target and Global Restoration Holdings, LLC, a Delaware limited liability company, as seller.

“Acquisition Entity” means an Eligible Business acquired by the Canadian Borrower or a Subsidiary thereof (other than the Unrestricted Entities) as permitted under this Agreement.

“Acquisition Expenses” means one-time professional costs and expenses (disclosed in writing to Agent summarizing such costs and expenses) incurred by Canadian Borrower or any of its Subsidiaries in connection with the consummation of the acquisition of an Acquisition Entity, not exceeding the aggregate amount, on a Consolidated basis for the Canadian Borrower and its Subsidiaries, of $5,000,000 in any Fiscal Year, plus all expenses of the Acquisition Target, the Canadian Borrower and their respective Subsidiaries in connection with the Bellwether Acquisition not exceeding the aggregate amount of $25,000,000.

“Acquisition Target” means Bellwether FOS Holdco, Inc., a Delaware corporation.

“Additional Compensation” has the meaning ascribed thereto in Section 7.2.

“Additional Other Compensation” has the meaning ascribed thereto in Section 7.5.

“Advance” means an advance of money under the Facilities.

“Affiliate” means, in respect of any Person (the “first Person”), any Person which, directly or indirectly, controls or is controlled by or is under common control with the first Person; and for the purpose of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the power to direct, or cause to be directed, the management and policies of a Person whether through the ownership of voting shares or by contract or otherwise.

“Agents” means collectively the Canadian Agent, the Collateral Agent and the U.S. Agent and “Agent” means any one of the Canadian Agent, the Collateral Agent or the U.S. Agent.

“Agreement” means this Amended and Restated Credit Agreement dated as of June 21, 2019 and any future amendments or supplements to it.

“AML Legislation” has the meaning ascribed thereto in Section 16.10(a).

“Amount” has the meaning ascribed thereto in Section 9.1(p)(ii)(B).

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to Borrowers and their Subsidiaries from time to time concerning or relating to bribery or corruption.

“Applicable Law” means all laws, rules, regulations and legally binding governmental guidelines applicable to the Person and its property, conduct, transaction, agreement or matter in question, including all applicable statutory law and common law, and all provisions of constitutions, treaties, statutes, rules, regulations, orders and decrees of Governmental Authorities (having the force of law) and, with respect to any Person, such Person’s constating documents.

“Applicable Margin” means the following fees, rates and margins per annum:

	1. Total Debt / Consolidated EBITDA	2. Total Debt / Consolidated EBITDA	3. Total Debt / Consolidated EBITDA	4. Total Debt / Consolidated EBITDA	5. Total Debt / Consolidated EBITDA
	Ratio of <1.5:1	Ratio of >=1.5:1 but <2:1	Ratio of >=2:1 but <2.5:1	Ratio of >=2.5:1 but <3:1	Ratio of >=3:1
Acceptance Fee	1.25%	1.50%	1.75%	2.00%	2.50%
U.S. Base Rate Margin	0.25%	0.50%	0.75%	1.00%	1.50%
U.S. Prime Rate Margin	0.25%	0.50%	0.75%	1.00%	1.50%
Letter of Credit Fee	1.25%	1.50%	1.75%	2.00%	2.50%
Libor Margin	1.25%	1.50%	1.75%	2.00%	2.50%
Prime Rate Margin	0.25%	0.50%	0.75%	1.00%	1.50%
Commitment Fees	0.25%	0.30%	0.35%	0.40%	0.50%
Changes in the Applicable Margins become effective in accordance with Section 4.10.

“Authorized Signatory” in relation to a Borrower and any communication to be made or document to be executed or certified by it, means at any time a Person who is at such time duly appointed as such by such Borrower in a manner acceptable to the Canadian Agent or the U.S. Agent, as the case may be, acting reasonably.

“Available Proceeds” has the meaning ascribed to it in Section 2.7(b)(iv).

“BA Discount Rate” means, in relation to any Bankers’ Acceptance, the average rate (calculated on the basis of 365 days and rounded upwards to the nearest one hundredth of one percent (0.01%), if such average is not a multiple) for Canadian Dollar bankers’ acceptances having a comparable term that appears on the Reuters Screen CDOR Page (or such other page as is a replacement page for such bankers’ acceptances) at 10:00 a.m. (Toronto, Ontario time) for bankers’ acceptances to be accepted by Schedule I Canadian Banks (“CDOR”) and in the case of Bankers Acceptances to be accepted by Canadian Lenders which are Schedule II or Schedule III Canadian Banks the lesser of (a) the bid rate quoted by such Lender for its own bankers’ acceptances of a like term with effect as at or about 10:00 a.m. on the applicable Drawdown Date or Conversion Date; and (b) CDOR plus ten (10) basis points. If CDOR is not available at such time, the rate otherwise determined by the Canadian Agent at or about 10:00 a.m. on the date of acceptance of such Bankers’ Acceptance as the discount rate (rounded upwards to the nearest one-one hundredth of one percent (0.01%) based on a year of 365 days applicable to bankers’ acceptances with terms equivalent to the term of such Bankers’ Acceptances. If CDOR or the alternative rate determined above, as applicable, is below zero, the BA Discount Rate will be deemed to be zero.

“BA Equivalent Loan” has the meaning ascribed to it in Section 2.6(h).

“B/A Maturity Date”, in respect of a Bankers’ Acceptance, means the date on which such Bankers’ Acceptance matures or a BA Equivalent Loan expires, as applicable.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bankers’ Acceptance” means (a) a bill of exchange or a depository note, duly completed and accepted by a Canadian Lender under the Canadian Revolving Facility pursuant to this Agreement (“B/As”), or (b) a BA Equivalent Loan made in lieu of such acceptance and purchase.

“Banking Services” means each and any of the following bank services provided to any Borrower or any Subsidiary of the Canadian Borrower by any Lender (or any of its Affiliates): credit card services and cash management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services); for greater certainty, Banking Services does not include loans, lines of credit, letters of credit or any hedging/swap products.

“Bellwether Acquisition” means the acquisition, directly or indirectly, of a majority of the shares in the capital stock of the Acquisition Target pursuant to the Acquisition Agreement.

“Borrowers” means the Canadian Borrower and the U.S. Borrower and “Borrower” means either the Canadian Borrower or the U.S. Borrower.

“Borrowers’ and Guarantors’ Canadian Counsel” means Fogler, Rubinoff LLP or any other firm of solicitors selected by the Borrowers and acceptable to the Canadian Agent, acting reasonably.

“Borrowers’ and Guarantors’ Luxembourg Counsel” means Norton Rose Fulbright Luxembourg or any other firm of solicitors selected by the Borrowers and acceptable to the Canadian Agent, acting reasonably.

“Borrowers’ and Guarantors’ U.S. Counsel” means Fox Rothschild LLP or Ferrante & Associates or any one or more firms of attorneys selected by the Borrowers and acceptable to the U.S. Agent, acting reasonably.

“Borrowing” means a utilization of a Facility by way of Loans, by the issue of Bankers’ Acceptances or by the issue of Letters of Credit.

“Business Day” means

(a)	in respect of Borrowings available to a Borrower by way of Libor Loans and payments in connection therewith, a day (other than Saturday or Sunday) which is a day for trading by and between banks in U.S. Dollar deposits in the London interbank market which is also a day on which banks are generally open for business in New York City and Toronto;

(b)	in respect of Borrowings available to a Borrower by way of U.S. Base Rate Loans or Letters of Credit denominated in U.S.$, a day (other than Saturday or Sunday) on which banks are generally open for business in New York City and Toronto;

(c)	and for all other purposes of this Agreement, a day (other than Saturday or Sunday) on which banks are generally open for business in Toronto.

“Call Price Formulae” means the applicable call price formula for each Subsidiary and Acquisition Entity of the Borrowers (other than Unrestricted Entities) as set forth in the Shareholders’ Agreements entered into for each such entity.

“Canadian Agent” means The Toronto-Dominion Bank and its successors and assigns duly appointed in accordance with Section 13.6.

“Canadian Assignee” has the meaning ascribed to it in Section 14.3(a).

“Canadian Borrower” means FirstService Corporation.

“Canadian Defined Benefit Pension Plan” shall mean a pension plan for the purposes of any applicable pension benefits standards statute or regulation in Canada, which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

“Canadian Dollars” means the lawful money of Canada and “Cdn.$” has a corresponding meaning.

“Canadian Facilities” means the Canadian Revolving Facility, the Canadian Swingline Facility and the Term Loan Facility.

“Canadian Lenders” means the Lenders identified as Canadian Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to the Canadian Borrower under the Canadian Facilities.

“Canadian Revolving Facility” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower in accordance with Section 2.2(a) and such Advances so made.

“Canadian Revolving Facility Commitment” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower of up to U.S.$230,000,000; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Revolving Commitments at any time.

“Canadian Swingline Commitment” means the Commitment of the Canadian Swingline Lender to make Advances to the Canadian Borrower of up to U.S.$5,000,000 which Commitment constitutes a sub-commitment of the Total Canadian Revolving Commitments of The Toronto-Dominion Bank; provided that the aggregate outstanding Borrowings under the Canadian Revolving Facilities shall not exceed the Total Canadian Revolving Commitments at any time.

“Canadian Swingline Facility” means the Commitment of the Canadian Swingline Lender to make Advances to the Canadian Borrower in accordance with Section 2.2(c) and such Advances so made.

“Canadian Swingline Lender” means The Toronto-Dominion Bank and its successors and assigns.

“Capital Expenditures” means capital expenditures of the Canadian Borrower and its Subsidiaries (other than in respect of acquisitions of Acquisition Entities), determined in accordance with GAAP on a consolidated basis.

“Cash Amount” means, for the purposes of all Call Price Formulae, that portion of the consideration payable in cash in respect of any purchase of shares by the Canadian Borrower or a Subsidiary in the capital stock of any Subsidiary pursuant to the exercise of any call option right in favour of the Canadian Borrower or Subsidiary, as the case may be, under the terms of any Shareholders Agreement in respect of such Subsidiary.

“CDOR Scheduled Unavailability Date” has the meaning attributed thereto in Section 7.1(d)(i)(C).

“CDOR Successor Rate” has the meaning attributed thereto in Section 7.1(d)(i).

“Charges” has the meaning ascribed thereto in Section 16.8(d).

“Code” means the Internal Revenue Code (U.S.) of 1986, as amended or any successor statute.

“Collateral Agent” means The Toronto-Dominion Bank and its successors and assigns acting in the capacity of collateral agent for the Lenders hereunder with respect to the Security.

“Commitment” means, except as otherwise provided herein, the amount set opposite each Lender’s name on Schedule “I” hereof as its Commitment to each of the Facilities.

“Consolidated” means, when used to modify a financial term, test, statement, or report of a Person, the application or preparation of such term, test, statement or report (as applicable) based upon the consolidation, in accordance with GAAP, of the financial condition or operating results of such Person and its Subsidiaries.

“Consolidated EBITDA” means for any period on a Consolidated basis for the Canadian Borrower and its Subsidiaries, Consolidated Earnings, increased by the sum of: (a) Consolidated Interest Charges; (b) Consolidated Income Tax Expense; (c) Consolidated Depreciation and Amortization Expense; (d) the non-controlling interest share of Earnings as stated on the consolidated financial statements of the Canadian Borrower (other than for Unrestricted Entities); (e) the non-controlling interest redemption increment; (f) Consolidated Acquisition Expenses; and (g) non-cash charges of equity compensations in the aggregate amount of $5,000,000, in any Fiscal Year on a Consolidated basis for Canadian Borrower and its Subsidiaries, in each case for such period.

“Consolidated Total Assets” means, at any time, the consolidated total assets of the Canadian Borrower and its Subsidiaries as of such time, excluding Unrestricted Entities but otherwise determined in accordance with GAAP, as set forth on the Consolidated balance sheet of the Canadian Borrower as of such time.

“Consolidated Total Tangible Assets” at any time means Consolidated Total Assets minus all amounts that would be shown as goodwill or other intangible assets on a consolidated balance sheet of the Canadian Borrower and its Subsidiaries as of such time prepared in accordance with U.S. GAAP.

“Conversion” means the conversion of a Borrowing or any portion thereof in accordance with Section 2.3.

“Conversion Date” means the date a Borrower has notified the Canadian Agent or the U.S. Agent, as the case may be, to be the date on which it has elected to convert a Borrowing or a portion thereof pursuant to Section 2.3.

“Default” means an event with which notice or lapse of time or both will become an Event of Default.

“Defaulting Lender” any Lender that, as reasonably determined by the Canadian Agent, (a) has failed to perform any funding obligations hereunder, and such failure is not cured within three (3) Business Days, unless such Lender notifies the Canadian Agent and the Canadian Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (which conditions precedent, together with the applicable Default, if any, shall be specifically identified in such writing) have not been satisfied; (b) has notified the Canadian Agent or any Borrower, in writing, that such Lender does not intend to comply with its funding obligations hereunder or has made a public statement to the effect that it does not intend to comply with its funding obligations hereunder or generally under other credit facilities (unless such notice or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding cannot be satisfied); (c) has failed, within three (3) Business Days following written request by the Canadian Agent, to confirm in a manner reasonably satisfactory to the Canadian Agent that such Lender will comply with its funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt by the Agent of such confirmation); or (d) has, or has a direct or indirect parent company that has, become the subject of an insolvency proceeding or taken any action in furtherance thereof; provided, however, that a Lender shall not be a Defaulting Lender solely by virtue of a Governmental Authority’s ownership of an equity interest in such Lender or parent company.

“Depreciation and Amortization Expense” means, for any period, depreciation, amortization and depletion charged to the income statement of a Person for such Person, determined in accordance with GAAP.

“Direct Security” means the following security to be delivered by each Borrower and each Guarantor, as applicable (other than the Unrestricted Entities), in each case in form and substance satisfactory to the Agent:

(a)	a guarantee of the obligations of the Borrowers hereunder which may be satisfied by such Borrower and Guarantor, as applicable, executing one or more guarantee agreements (governed by the Applicable Law of a Reliable Jurisdiction) (in form, substance and under Applicable Law satisfactory to the Collateral Agent) or executing (with regards to future Borrowers and Guarantors) a new such guarantee agreement or an adhesion agreement, substantially in the form attached to such guarantee agreement;

(b)	share/stock/partnership interest pledge agreements in favour of the Agent from each Borrower and Guarantor (pledging all owned certificated and uncertificated equity interests in all (i) Borrowers, if any, (ii) Guarantors and (iii) Material Subsidiaries (whether or not wholly-owned) that are not Unrestricted Entities), provided that the pledge and/or possession of such equity interests will only be required from (or in respect of) such entities who are domiciled in Reliable Jurisdictions and when the burden or cost of obtaining the pledge or possession of such equity interests does not outweigh the benefits afforded thereby, as reasonably determined by the Agent; and

(c)	in the case of each Borrower only, a continuing assignment agreement re: all present and future Intercompany Debt and Security.

“Discount Note” means a non-interest bearing promissory note denominated in Canadian Dollars issued by a Canadian Borrower to a Non BA Lender to evidence a BA Equivalent Loan.

“Disposition” has the meaning ascribed to it in Section 8.3(a).

“Drawdown” means a drawdown of a Borrowing by a Borrower.

“Drawdown Date” means any Business Day when a Borrower makes a Drawdown or a Conversion Date with respect to any Borrowing or portion thereof.

“Earnings” means, for any Person for any period, Net Income for such Person, but excluding in each case for such Person for such period: (a) any gain or loss recorded in income arising from the sale of capital assets, as determined in accordance with GAAP; (b) any gain or loss recorded in income arising from any write-up or write-down of assets, as determined in accordance with GAAP; (c) any gain or loss recorded in income arising for the acquisition of any securities of such Person, as determined in accordance with GAAP; or (d) any non-cash gain or loss recorded in income from discontinued operations from and after the date of sale or discontinuance of such operations, as determined in accordance with GAAP; or (e) any other non-cash gain or loss arising from items that do or do not have all the characteristics of extraordinary items but which results from transactions or events that are not expected to occur frequently over several years or do not typify normal business activities of such Person, as determined in accordance with GAAP, to the extent that any such gain or loss has been recorded in income and has been disclosed separately in the income statement for such Person or the notes thereto.

“EBITDA” means, for any Person for any period, Earnings of such Person, increased by the sum of: (a) Interest Charges; (b) Income Tax Expense; and (c) Depreciation and Amortization Expenses; (d) the non-controlling interest share of Earnings as stated on any consolidated financial statements of any such Person; (e) the non-controlling interest redemption increment; (f) Acquisition Expenses; and (g) non-cash charges of equity compensations in the aggregate amount of $5,000,000 in any Fiscal Year, in each case for such Person for such period.

“EEA Financial Institution” means (a) any institution established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date of the satisfaction or waiver by the Lead Arranger of all of the Conditions Precedent set out in Section 5.1, being June 21, 2019.

“Eligible Business” means any business to be acquired by the Canadian Borrower or a Subsidiary of the Borrowers which is consistent with the nature of the overall business focus of the Canadian Borrower and its Subsidiaries as a diversified services business group which services may include the sale, installation, or fabrication of products that are ancillary to the services being provided.

“Environmental Laws” means all laws, statutes, codes, ordinances, orders, decrees, rules, regulations, guidelines, standards, judgements, or instruments, in each case having the force of law, of any authority having jurisdiction relating in whole or in part to the environment or its protection.

“Equivalent Amount” means on any date, as the case may be, (a) the amount of Canadian Dollars into which an amount of U.S. Dollars may be converted, (b) the amount of U.S. Dollars into which an amount of Canadian Dollars may be converted, (c) the amount of U.S. Dollars into which an amount of A$ may be converted or (d) the amount of A$ into which an amount of U.S.$ may be converted, at the Canadian Agent’s spot buying rate in Toronto as at the close of business on the Business Day preceding such date.

“ERISA” has the meaning ascribed to it in Section 8.1(m).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Event” has the meaning ascribed to it in Section 7.5(b).

“Event of Default” has the meaning ascribed to it in Section 9.1.

“Excess Proceeds” has the meaning ascribed to it in Section 6.5.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal or unlawful under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission or the SEC (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an eligible contract participant at the time the guarantee of such Guarantor or the grant of such security interest becomes or would become effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.

“Existing B/As” means any B/A issued under the Original Credit Agreement prior to the Effective Date with a B/A Maturity Date after the Effective Date.

“Existing Letters of Credit” means the following:

LC No.	Current Amount	CCY	Effective Date	Actual Expiry
[Redacted]	$450,000.00	U.S.$	1-Jun-15	31-Oct-19
[Redacted]	$179,067.00	U.S.$	1-Jun-15	25-Oct-19
[Redacted]	$200,000.00	U.S.$	1-Jun-15	31-Oct-19
[Redacted]	$300,000.00	U.S.$	1-Jun-15	10-Nov-19
[Redacted]	$600,000.00	U.S.$	1-Jun-15	1-Jan-20
[Redacted]	$150,000.00	U.S.$	1-Jun-15	31-Oct-19
[Redacted]	$185,000.00	U.S.$	1-Jun-15	25-Oct-19
[Redacted]	$600,000.00	U.S.$	27-Jan-16	25-Oct-19
[Redacted]	$3,050,000.00	U.S.$	26-May-16	31-Mar-20
[Redacted]	$186,144.00	U.S.$	8-Feb-19	25-Oct-19
[Redacted]	$162,781.00	U.S.$	7-Mar-19	1-Mar-20

“Existing LIBOR Loan” means any LIBOR Loan outstanding under the Original Credit Agreement prior to the Effective Date with a Libor Interest Period expiring after the Effective Date.

“Facilities” means, collectively, the Revolving Facilities, the Swingline Facilities and the Term Loan Facility.

“FATCA” means, Sections 1471 through 1474 of the Code, as of the date of this Agreement and any regulations or official interpretations thereof.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to (a) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or (b) if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the applicable U.S. Base Rate Reference Bank from three federal funds brokers of recognized standing selected by it.

“Fees Arrangement” means all documents, letters, and agreements related to fees which are signed by one or both Borrowers and delivered to the Canadian Agent including, without limitation, the fee letter delivered in connection with the commitment for the Term Loan Facility dated May 22, 2019 between the Canadian Agent and one or both Borrowers.

“Financial Contract Obligations” means all obligations, present and future, direct or indirect, contingent or absolute, of a Borrower and/or its Subsidiaries in respect of, in each case determined on a “marked to market” basis on the date of determining the amount of such obligations,:

(a)	a currency or interest rate swap agreement;

(b)	a swap, future, forward or other foreign exchange agreement;

(c)	a forward rate agreement;

(d)	any derivative, combination or option in respect of, or agreement similar to, an agreement or contract referred to in paragraphs (a) to (c);

(e)	any master agreement in respect of any agreement or contract referred to in paragraphs (a) to (c);

(f)	a guarantee of the liabilities under an agreement or contract referred to in paragraphs (a) to (c); or

(g)	an equity hedge agreement.

“Fiscal Year” means a fiscal year of the Canadian Borrower; currently the Fiscal Year ends on December 31.

“GAAP” means generally accepted accounting principles applied in the United States.

“Governmental Authority” means any federal, state, provincial, municipal, foreign or other governmental department, agency, commission, board, bureau, court, tribunal, instrumentality, political subdivision, authority, corporation or body, regulatory or self-regulatory organization or other entity or officer exercising executive, legislative, judicial, statutory, regulatory or administrative functions for or pertaining to any government or court (including any supranational bodies such as the European Union), in each case whether it is or is not associated with Australia, Canada, the Netherlands, the United Kingdom, the United States or any state, province, district or territory thereof, or any other foreign entity or government.

“Guarantors” means:

(a)	all present and future:

(i)	Borrowers (of other Borrowers’ obligations);

(ii)	parents (if any) of Borrowers;

(iii)	Wholly-Owned Subsidiaries who are Material Subsidiaries in Reliable Jurisdictions;

(iv)	Wholly-Owned Subsidiaries who are parent entities (in Reliable Jurisdictions) of each Material Subsidiary, which is not an Unrestricted Entity, (whether or not such Material Subsidiary is a Wholly-Owned Subsidiary); and

(v)	Wholly-Owned Subsidiaries, each of which is the immediate top holding company in a Reliable Jurisdiction, provided that the EBITDA for all the Subsidiaries (on a cumulative basis) in such Reliable Jurisdiction is equal to or greater than U.S.$500,000 in any Fiscal Year; and

(b)	FirstService International Holdings S.à r.l and FS Property Services (U.S.) LLC; and

(c)	any other Person who has provided a guarantee of Borrower’s obligations hereunder in favour of the Agent or the Lenders.

“Hazardous Material” means any substance, waste, solid, liquid, or gaseous matter, petroleum or petroleum derived substance, micro-organism, sound, vibration, ray, heat, odour, radiation, energy vector, plasma, organic or inorganic matter, whether animate or inanimate, transient reaction intermediate or any combination of the foregoing deemed hazardous, hazardous waste, solid waste, or pollutant, a deleterious substance, or a contaminant under any Environmental Law.

“Immaterial Subsidiary” means any Subsidiary that is not a Material Subsidiary or a Guarantor.

“Income Tax Expense” means, for any period, the aggregate of all Taxes (including deferred Taxes) based on the income of a Person for such period, determined in accordance with GAAP.

“Indemnified Party” has the meaning ascribed to it in Section 11.1(d).

“Intercompany Debt and Security” means, in the case of security taken from a North American Subsidiary (and in all other international cases such security as shall be commercially reasonable and satisfactory to the Collateral Agent), the following security and the security listed on Schedule “H” to be taken for all indebtedness owing from a Subsidiary of the Borrowers to a Borrower or to another Subsidiary, such security to be substantially in the forms agreed to by the Collateral Agent, from time to time:

(a)	a demand note evidencing such indebtedness;

(b)	a security agreement and equity pledge agreement; and

(c)	where such Subsidiary is not wholly-owned by a Borrower: (i) a guarantee by the minority shareholders of such Subsidiary with recourse limited to the shares, equity or other ownership interests of such Subsidiary owned by such minority shareholders; and (ii) a pledge of each such minority shareholder’s shares of such Subsidiary; provided that, for greater certainty, in no event will such minority shareholders be required to guarantee or provide security for debt used by the Canadian Borrower or any of its Subsidiaries to pay for the acquisition of the majority shareholding in such Subsidiary.

“Intercreditor Agreement” means the intercreditor agreement among the Original Lenders, the Collateral Agent, the lenders under the Private Placements and the collateral agent to the lenders under the Private Placements dated as of June 1, 2015.

“Interest Charges” means for any period, the total of all items properly classified as interest expense for a Person for such period, less the amount of any interest income, both determined in accordance with GAAP.

“Interest Coverage Ratio” means, in respect of any period, the quotient obtained by dividing (a) Consolidated EBITDA for such period by (b) the sum of Consolidated (for the Canadian Borrower and its Subsidiaries) Interest Charges for such period.

“Interest Payment Date” means (a) in respect of a Prime Rate Loan, a U.S. Prime Rate Loan or a U.S. Base Rate Loan and Article 12, the fifth (5th) Business Day of each Quarter and (b) in respect of a Libor Loan, the last day of the applicable Libor Interest Period and, where any Libor Interest Period or the last Business Day of such Libor Interest Period is longer than three (3) months, the last Business Day of each successive three (3) month period during such Libor Interest Period.

“Issuing Bank” means, in the case of Letters of Credit issued under the Canadian Revolving Facility, a Canadian Lender which issues Letters of Credit hereunder and, in the case of Letters of Credit issued under the U.S. Revolving Facility, a U.S. Lender which issues Letters of Credit hereunder. As of the Effective Date, the Issuing Bank for Letters of Credit issued under the Canadian Revolving Facility is The Toronto-Dominion Bank and the Issuing Bank for Letters of Credit issued under the U.S. Revolving Facility is JPMorgan Chase Bank, N.A. (who shall issue Letters of Credit up to a maximum of U.S.$6,000,000, unless such other amount is agreed to between U.S. Borrower and JPMorgan Chase Bank, N.A.), The Toronto-Dominion Bank, New York Branch or Bank of America, N.A. (who shall issue Letters of Credit up to a maximum of U.S.$5,000,000, unless such other amount is agreed to between U.S. Borrower and Bank of America, N.A.) for Standby Letters of Credit and The Toronto-Dominion Bank for Trade Letters of Credit.

“Lenders” means the Canadian Lenders and the U.S. Lenders and their respective successors and assigns. “Lender” means any Canadian Lender or U.S. Lender, as the case may be.

“Lenders’ Counsel” means Norton Rose Fulbright Canada LLP or any other firm of solicitors selected by the Majority Lenders.

“Letter of Credit” means a Standby Letter of Credit or a Trade Letter of Credit issued by an Issuing Bank at the request of a Borrower in an amount not to exceed the unused portion of the applicable Revolving Facility.

“Letter of Credit Fee” means a quarterly fee payable in arrears on the fifth (5th) Business Day after each Quarter based on the Applicable Margin for Letter of Credit Fees and equivalent to annual returns on each Lender’s Participation in the average daily balance of the face amount of Letters of Credit outstanding on or after the Effective Date and as set forth in the definition of Applicable Margin. The Letter of Credit Fee will be calculated for the number of days in the term of the applicable Letter of Credit and based on a year of 365/366 days.

“LIBOR” means, with respect to any Libor Interest Period, the interest rate per annum equal to the London inter-bank offered rate administered by ICE Benchmark Administration Limited (or any other person administering such rate, acceptable to the Agent) appearing on Thomson Reuters Screen LIBOR01 or LIBOR02 Page, or if such Thomson Reuters Page shall not be available, any successor or similar services as may be selected by the Canadian Agent for a period equal to the number of days in the applicable Libor Interest Period for deposits in U.S. Dollars of amounts comparable to the principal amount of such Libor Loan to be outstanding during such Libor Interest Period, at or about 11:00 a.m. (London, England time) on the date which is two (2) Business Days prior to the first day of the proposed Libor Interest Period. If neither the Thomson Reuters Page nor any successor or similar service is available, “LIBOR” shall mean, with respect to any Libor Interest Period, the rate determined by the Canadian Agent or the U.S. Agent as applicable, based on a 360-day year, rounded upwards, if necessary, to the nearest whole multiple of one-sixteenth of one percent (0.0625%), at which the Canadian Agent, in accordance with its normal practice, would be prepared to offer to leading banks in the London inter-bank market for delivery by the Canadian Agent on the first day of the applicable Libor Interest Period for a period equal to the number of days in such Libor Interest Period, deposits in U.S. Dollars of amounts comparable to the principal amount of such Libor Loans to be outstanding during such Libor Interest Period, at or about 11:00 a.m. (London, England time) on the date which is two (2) Business Days prior to the first day of the proposed Libor Interest Period for such Libor Loan. If the ICE Benchmark Administration Libor Rate or the alternative rate offered by the Administration Agent to leading banks in the London inter-bank market, as applicable, is below zero, LIBOR will be deemed to be zero.

“Libor Determination Date” means any date on which the Canadian Agent or the U.S. Agent, as the case may be, determines LIBOR for a Libor Interest Period.

“Libor Interest Period” means with respect to any Borrowing by way of a Libor Loan, the period of one (1), two (2), three (3) or six (6) months (as selected by the Canadian Borrower and notified to the Canadian Agent or selected by the U.S. Borrower and notified to the U.S. Agent, as the case may be, pursuant to Section 4.5 and subject to availability) commencing with the applicable Drawdown Date.

“Libor Loan” means a Loan made available by the U.S. Lenders to the U.S. Borrower or by the Canadian Lenders to the Canadian Borrower, as the case may be, outstanding from time to time and denominated in U.S. Dollars and on which interest is to be paid in accordance with Section 4.1.

“Libor Margin” means in respect of a Libor Loan or portion thereof outstanding on or after the Effective Date, the Libor Margin as set forth in the definition of Applicable Margin.

“Lien” means with respect to the property or assets of any Person, a mortgage, pledge, hypothecation, encumbrance, lien (statutory or other), charge or other security interest of any kind in or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement, and any financing lease under which such Person is lessee having substantially the same economic effect as any of the foregoing).

“Loan Documents” means this Agreement; the Security; each Discount Note; each Letter of Credit; each Bankers’ Acceptance; each promissory note in favour of a Lender; Intercreditor Agreement; compliance certificate; each Secured Hedging Agreement; subordination agreement; and each other document, instrument, certificate, notice, report or agreement (other than this Agreement or a Security document) now or hereafter delivered by or on behalf of a Borrower or Guarantor to an Agent, an Issuing Bank or a Lender in connection with any transactions relating hereto (including, without limitation, under Banking Services). Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to this Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

“Loans” means collectively, that portion of any Borrowing outstanding from time to time by way of Libor Loans, Bankers’ Acceptances, Prime Rate Loans, U.S. Base Rate Loans, U.S. Prime Rate Loans or, as the context may require, all Loans outstanding at any time. “Loan” means, at any time, any Libor Loan, Prime Rate Loan, U.S. Base Rate Loan or U.S. Prime Rate Loan, as the case may be.

“Majority Lenders” means Lenders having at least 51% of the Total Commitments or, if the Commitments have terminated, of total Borrowings outstanding at such time; provided, however, that for so long as any Lender shall be a Defaulting Lender, the term “Majority Lenders” shall mean Lenders (excluding such Defaulting Lender) having Commitments representing at least 51% of the aggregate Commitments (excluding the Commitments of each Defaulting Lender) at such time.

“Material Subsidiary” means any Subsidiary of the Borrowers that generates equal to or greater than U.S.$500,000 in EBITDA in any Fiscal Year.

“Maximum Rate” has the meaning ascribed thereto in Section 16.8(d).

“Net Income” means, for any Person for any period, the Net Income (loss) after tax of such Person for such period, determined in accordance with GAAP.

“Net Proceeds” in respect of any Bankers’ Acceptance, means the amount obtained by applying the BA Discount Rate to the Principal Amount of such Bankers’ Acceptance.

“Non BA Lender” means a Canadian Lender that cannot or does not as a matter of policy accept bankers’ acceptances.

“Normalizing Adjustments” has the meaning ascribed to it in the definition of “Total Debt/Consolidated EBITDA Ratio”.

“Note Purchase Agreement” means the Amended and Restated Note and Guarantee Agreement dated as of June 1, 2015 among the Canadian Borrower and the purchasers listed therein with respect to U.S.$150,000,000 Amended and Restated Guaranteed Senior Secured Notes due January 16, 2025, as amended from time to time.

“Obligations” means, collectively, all indebtedness, liabilities, guarantees and other obligations of the Borrowers and the Guarantors to the Lenders, the Agents, the Issuing Banks or any of them hereunder (including any amendments or supplements hereto), under Secured Hedging Agreements, under Banking Services, under any other Loan Document (including any amendments or supplements thereto) and under any other document (including any amendments or supplements thereto) delivered pursuant to this Agreement, whether actual or contingent, direct or indirect, matured or not, now existing or arising hereafter.

“Original Currency” has the meaning ascribed thereto in Section 15.3(a).

“Original Credit Agreement” has the meaning ascribed thereto in the recitals.

“Original Credit Parties” has the meaning ascribed thereto in the recitals.

“Original Lenders” has the meaning ascribed thereto in the recitals.

“Participation” of a Lender means that Lender’s pro rata share of the Commitments as indicated on Schedule “I”.

“Patriot Act” has the meaning ascribed thereto in Section 16.9.

“Permitted Debt Issuances” has the meaning ascribed to it in Section 8.3(b)(x).

“Permitted Encumbrances” means:

(a)	Liens incurred and pledges and deposits made in connection with workers’ compensation, employment insurance, old age pensions and similar legislation (other than ERISA and Canadian pension legislation);

(b)	Liens securing the performance of bids, tenders, leases, contracts (other than for the repayment of borrowed money), and statutory obligations of like nature, incurred as an incident to and in the ordinary course of business;

(c)	statutory Liens of landlords, undetermined or inchoate Liens and other Liens imposed by law, such as carriers’, warehousemens’, mechanics’, construction and materialmen’s Liens, incurred in good faith in the ordinary course of business provided that the aggregate amount of any carriers’, warehousemens’, mechanics’, construction or materialmens’ Liens shall at no time exceed an aggregate amount of U.S.$3,000,000 or the Equivalent Amount thereof in Cdn.$ and the amount thereof shall be paid when same shall become due;

(d)	Liens securing the payment of Taxes, assessments and governmental charges or levies, either (i) not delinquent or (ii) being contested in good faith by appropriate proceedings;

(e)	permits, right of way, zoning restrictions, easements, licenses, reservations, restrictions on the use of real property or minor irregularities or minor title defects incidental thereto which do not in the aggregate materially detract from the value of the property or assets of a Borrower or any of its Subsidiaries or materially impair the operation of the business of a Borrower or any of its Subsidiaries;

(f)	Liens arising out of the leasing of personal property by it or any of its Subsidiaries in the ordinary course of business up to an amount not exceeding in the aggregate U.S.$20,000,000 for all Borrowers and their Subsidiaries or the Equivalent Amount thereof in Cdn.$;

(g)	Liens, subordinate in priority to the Liens created under the Security, incurred in the ordinary course of business for the purposes of securing the payment of any purchase price balance or the refinancing of any purchase price balances not greater than in the aggregate U.S.$20,000,000 or the Equivalent Amount in Cdn.$ of any assets (other than current assets) acquired by a Borrower or any of its Subsidiaries provided that any such Liens are restricted to the assets so acquired (“Permitted VTBS”);

(h)	reservations, conditions, limitations and exceptions contained in or implied by statute in the original disposition from the Crown and grants made by the Crown of interests so reserved or accepted;

(i)	security given in the ordinary course of business by a Borrower, or any of its Subsidiaries to a public utility or any municipality or governmental or public authority in connection with operations of a Borrower, or any of its Subsidiaries, (other than in connection with borrowed money) securing not more than an aggregate amount equal to U.S.$3,000,000 for all Borrowers and their Subsidiaries or the Equivalent Amount thereof in Cdn.$;

(j)	liens in respect of Permitted Loans;

(k)	liens in respect of Permitted Secured Loans and Permitted Debt Issuances provided that such liens (i) rank pari passu with the liens provided to the Collateral Agent pursuant to the Security and this Agreement and are subject to an intercreditor agreement, or (ii) are subordinated (pursuant to a subordination agreement on terms and conditions satisfactory to the Collateral Agent) to the Liens provided to the Collateral Agent pursuant to the Security and this Agreement;

(l)	liens to secure the obligations under the Private Placements provided that and for so long as the Intercreditor Agreement is in full force and effect;

(m)	the Security and any additional or further security granted to the Collateral Agent and/or the Lenders by a Borrower, a Guarantor or any future Subsidiary of a Borrower;

(n)	purchase money security interests placed upon fixed assets to secure a portion of the purchase price thereof; provided that any such lien shall not encumber any property of the Canadian Borrower and/or its Subsidiaries except the purchased asset; and

(o)	the encumbrances described on Schedule “K”.

“Permitted Loans” has the meaning ascribed to it in Section 8.3(b)(iv).

“Permitted Secured Loans” has the meaning ascribed to it in Section 8.3(b)(ix).

“Permitted VTBS” has the meaning ascribed to it in the definition of Permitted Encumbrances.

“Person” means any individual, firm, company, corporation, unlimited liability company, limited liability company, entity, joint venture, joint stock company, trust, unincorporated organization, government or state entity or any association or a partnership (whether or not having separate legal personality) of two or more of the foregoing.

“Prepaid Bankers’ Acceptances” has the meaning ascribed to it in Section 7.5(c).

“Prime Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of three hundred and sixty-five 365 or 366 days as the case may be, equal to the greater of (a) the rate of interest per annum established and reported by the Canadian Agent to the Bank of Canada for such day as the variable rate of interest per annum for the determination of interest rates that the Canadian Agent charges to its customers of varying degrees of creditworthiness for Canadian Dollar loans made by it in Canada and which it refers to as its “Prime Rate” and (b) the rate of interest per annum equal to the average one (1) month’s Banker’s Acceptance rates expressed as annual yield rates as quoted on Reuter Service CDOR Page determined as of 10:00 am Toronto Time on that day plus 1% per annum. If the Prime Rate as determined above results in a number below zero, the Prime Rate will be deemed to be zero.

“Prime Rate Loans” means the Loans, or portion of them, made available by the Canadian Lenders to the Canadian Borrower outstanding from time to time which are drawn down in Canadian Dollars and in respect of which interest is payable in accordance with Section 4.3.

“Prime Rate Margin” means in respect of a Prime Rate Loan, or portion thereof outstanding on or after the Effective Date, the Prime Rate Margin set forth in the definition of Applicable Margin.

“Principal Amount” means (a) for a Bankers’ Acceptance or a Letter of Credit, the face amount thereof and (b) for a Loan, the principal amount thereof.

“Private Placements” means the private placements of debt described in the Note Purchase Agreement.

“Process Agent” has the meaning ascribed thereto in Section 15.2.

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, each Borrower or Guarantor that has total assets exceeding $10,000,000 at the time the relevant guarantee or grant of the relevant security interest becomes or would become effective with respect to such Swap Obligation or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Quarter” means a fiscal quarter of any Fiscal Year.

“Related Party” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Reliable Jurisdiction” means a country (a) with a reliable security and enforcement regime, and (b) where the burden or cost of obtaining guarantees, equity pledge agreements or possession of equity interests does not outweigh the benefits afforded thereby, as reasonably determined by the Agent.

“Repayment Date” means a day, other than the Revolving Facilities Maturity Date, on which a Borrower repays all or part of a Loan pursuant to Section 2.2, as identified and set forth on Schedule “B”.

“Revolving Facilities” means, collectively, the Canadian Revolving Facility and the U.S. Revolving Facility.

“Revolving Facilities Maturity Date” means January 17, 2023.

“Sanctioned Country” means, at any time, a country, territory or region which is itself the subject or target of any Sanctions (which, at the time of this Agreement, includes, without limitation, Cuba (which, for greater certainty, is not a Sanctioned Country with respect to Canada and Canadian Borrower or any Guarantor domiciled and resident in Canada), Iran, North Korea, Sudan, Syria and Crimea).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the Government of Canada, the Government of any province or territory of Canada or by the United Nations Security Council, the European Union or any EU member state (including Her Majesty’s Treasury of the United Kingdom), (b) any Person operating, organized or resident in a Sanctioned Country, or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) and (b).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) the United Nations Security Council, the European Union, any European Union Member State or Her Majesty’s Treasury of the United Kingdom, or (c) the Government of Canada.

“Second Currency” has the meaning ascribed thereto in Section 15.3(a).

“Secured Hedging Agreements” means one or more non-speculative (i) interest rate, (ii) currency hedge, and/or (iii) equity hedge agreements entered into between a Borrower and a Lender (or any of its Affiliates) from time to time.

“Security” means the Direct Security and the Intercompany Debt and Security.

“Shareholders’ Agreements” means the shareholders’ agreements, limited liability/operating/company agreements and/or partnership agreements (or like agreements) for the Borrowers and each of their Subsidiaries and any such additional shareholders’ agreement, limited liability/operating/company agreement and/or partnership agreement (or like agreement) entered into at the time of the acquisition of an Acquisition Entity.

“Shareholders’ Equity” means the sum of the shareholders’ equity, preferred stock and non-controlling interest as shown in the consolidated financial statements of the Canadian Borrower and its Subsidiaries prepared in accordance with GAAP.

"Specified Representations" means the applicable representations and warranties set forth in the Loan Documents relating to incorporation/organizational existence; power and authority, due authorization, execution, delivery and enforceability, in each case, related to, the entering into, borrowing under, guaranteeing under, performance of, and granting of security interests in the collateral pursuant to, the applicable Loan Documents; non-contravention of existing high yield indenture and related documents; solvency as of the Effective Date; Federal Reserve margin regulations; the use of the proceeds of the Facilities not violating the Patriot Act, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and anti-terrorism laws, OFAC or FCPA; the Investment Company Act; the incurrence of the loans to be made under the Facilities and the provision of the guarantees, in each case under such Facilities, and the granting of the security interests in the collateral to secure the applicable Facilities, and the entering into of the applicable Loan Documents, do not conflict with organizational documents.

“Standby Letter of Credit” means a standby letter of credit issued by any Issuing Bank pursuant to Section 2.11 or a letter of guarantee issued by an Issuing Bank which is a Canadian Lender.

“Subsidiary” of any Person means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or of others performing similar functions are directly or indirectly owned or controlled by such Person.

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act or any rules or regulations promulgated thereunder.

“Swingline Facilities” means, collectively, the Canadian Swingline Facility and the U.S. Swingline Facility.

“Swingline Lenders” means the Canadian Swingline Lenders and the U.S. Swingline Lenders and their respective successors and assigns. “Swingline Lender” means any Canadian Swingline Lender or U.S. Swingline Lender, as the case may be.

“Tax” includes all present and future taxes, levies, imposts, stamp taxes, duties, withholdings and all penalty, interest and other payments on or in respect thereof.

“Term Loan Commitment” means Commitments of the Canadian Lenders to make the Advance to the Canadian Borrower of up to U.S.$440,000,000.

“Term Loan Facility” means the Term Loan Commitment of the Canadian Lenders to make the Advance to the Canadian Borrower in accordance with Section 2.2(b).

“Term Facility Maturity Date” means June 21, 2024.

“Third Amendment” has the meaning ascribed thereto in the recitals.

“Total Canadian Commitments” means U.S.$675,000,000 and includes the Canadian Revolving Facility Commitment, the Term Loan Commitment and the Canadian Swingline Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6.

“Total Canadian Revolving Commitments” means U.S.$235,000,000 and includes the Canadian Revolving Facility Commitment and the Canadian Swingline Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6.

“Total Commitments” means the aggregate for all Facilities from time to time of the Lenders’ Commitments from time to time to a maximum aggregate amount of U.S. $890,000,000.

“Total Debt” shall include, without duplication, the obligations under this Agreement, obligations in respect of the Private Placements, Permitted Secured Loans, Permitted Debt Issuances, Financial Contract Obligations, guaranteed obligations, capital leases, vendor-take-back financing, subordinated debt, reimbursement obligations with respect to letters of credit and any other interest bearing obligations of the Canadian Borrower and its Subsidiaries on a Consolidated basis excluding the Unrestricted Entities but otherwise determined in accordance with GAAP after deduction of cash-on-hand plus the aggregate of all Cash Amounts.

“Total Debt/Consolidated EBITDA Ratio” means, at any time, the quotient obtained by dividing (a) Total Debt (as numerator) by (b) Consolidated EBITDA (as denominator), for the purpose of this ratio, calculated on the basis of the immediately preceding four consecutive Quarters so as to include all Persons that have become Subsidiaries during the relevant periods in a manner permitted by the terms of this Agreement, with EBITDA from Acquisition Entities to be included in the calculations by using the trailing 12 month EBITDA for the Acquisition Entity or entities (except for the purposes of the second Quarter ending June 30, 2019, for which the amount of $54,000,000 shall be applied to the trailing 12 month EBITDA for the Acquisition Target and its Subsidiaries) and so as to exclude the EBITDA of a former Subsidiary that ceased being a Subsidiary during the previous four Quarters; In addition, the Consolidated EBITDA may be adjusted to include a full year impact of the cost savings in respect of any such Acquisition Entity which are readily identifiable and can be immediately implemented, such as elimination of salaries for redundant employees and elimination of various administrative functions which will, in the reasonable opinion of the Canadian Borrower, become unnecessary or otherwise performed more cost effectively (such cost savings being collectively “Normalizing Adjustments”); provided that such adjustments shall only be made if (i) the Canadian Borrower has provided to the Canadian Agent details of such Normalizing Adjustments following the completion of the acquisition of such Acquisition Entity, and (ii) the Canadian Agent has not provided written notice to the Canadian Borrower within 15 Business Days of the receipt by the Canadian Agent of such details that the Majority Lenders do not so consent to the Normalizing Adjustments.

“Total Revolving Commitments” means the aggregate of the Total Canadian Revolving Commitments and the Total U.S. Revolving Commitments.

“Total U.S. Revolving Commitments” means U.S.$215,000,000 and includes the U.S. Revolving Facility Commitment and the U.S. Swingline Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6.

“Trade Letter of Credit” means a trade letter of credit or letter of guarantee acceptable to the Majority Lenders, acting reasonably, issued by an Issuing Bank pursuant to Section 2.11.

“Transfer Certificate” means a certificate substantially in the form set out in Schedule “C” signed by a Lender and a Transferee.

“Transferee” means a Canadian Assignee, a U.S. Assignee or any other transferee to which a Lender seeks to assign or transfer all or part of such Lender’s rights and obligations hereunder in accordance with Article 14.

“Type” means, with respect to any Loan, a Prime Rate Loan, a U.S. Base Rate Loan, a U.S. Prime Rate Loan or a LIBOR Loan and otherwise, with respect to any Borrowing or portion thereof, Bankers’ Acceptances or Letters of Credit.

“Unrestricted Entities” means Eligible Businesses in which a Borrower or any Subsidiary has invested (whether or not such entity is controlled by a Borrower or any Subsidiary) having an aggregate initial investment value to the Borrowers and their Subsidiaries (determined at the time of each such investment, including at the time of any subsequent investments in any particular entity in which the Borrower or any of its Subsidiaries already has an interest) not exceeding U.S.$25,000,000. Schedule “A” lists the Unrestricted Entities as of the date of this Agreement.

“U.S. Agent” means Toronto-Dominion (Texas), LLC and its successors and assigns duly appointed in accordance with Section 13.6.

“U.S. Assignee” has the meaning ascribed to it in Section 14.3(a).

“U.S. Base Rate” means, for any particular day the variable rate of interest per annum calculated on the basis of a year of 365/366 days equal to the greater of (a) the base rate most recently announced by the Canadian Agent as its base rate for U.S. Dollar loans in Canada and (b) the sum of the Federal Funds Rate in effect plus .50% per annum. If the U.S. Base Rate as determined above results in a number below zero, the U.S. Base Rate will be deemed to be zero.

“U.S. Base Rate Loans” mean Loans, or any portion thereof, made available by the Canadian Lenders to the Canadian Borrower outstanding from time to time which are drawdown in U.S. Dollars and in respect of which interest is payable in accordance with Section 4.2.

“U.S. Base Rate Margin” means, in respect of a U.S. Base Rate Loan, or portion thereof outstanding on or after the Effective Date, the U.S. Base Rate Margin described in the definition of Applicable Margin.

“U.S. Borrower” means FirstService (USA), Inc.

“U.S. Dollars” means the lawful money of the United States of America and “U.S.$” or “$” or “Dollars” has a corresponding meaning.

“U.S. Facilities” means the U.S. Revolving Facility and the U.S. Swingline Facility.

“U.S. Lenders” means the Lenders identified as U.S. Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to the U.S. Borrower under the U.S. Facilities.

“U.S. Prime Rate” means for any particular day the variable rate of interest per annum calculated on the basis of a year of 360 days equal to the greater of (a) the rate publicly announced from time to time by the U.S. Agent as its prime lending rate and (b) the sum of the Federal Funds Rate in effect plus one percent (1%) per annum. This rate of interest is determined from time to time by the U.S. Agent as a means of pricing U.S. Dollar loans to customers in the U.S. If the U.S. Prime Rate as determined above results in a number below zero, the U.S. Prime Rate will be deemed to be zero.

“U.S. Prime Rate Loan” means Loans, or any portion thereof, made available by the U.S. Lenders to the U.S. Borrower outstanding from time to time which are drawndown in U.S. Dollars and in respect of which interest is payable in accordance with Section 4.4.

“U.S. Prime Rate Margin” means in respect of a U.S. Prime Rate Loan, or portion thereof outstanding on or after the effective date, the U.S. Prime Rate Margin described in the definition of Applicable Margin.

“U.S. Revolving Facility” means Commitments of the U.S. Lenders to make Advances to the U.S. Borrower in accordance with Section 2.2(d) and such Advances so made.

“U.S. Revolving Facility Commitment” means Commitments of the U.S. Lenders to make Advances to the U.S. Borrower of up to U.S.$205,000,000; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Revolving Commitments at any time.

“U.S. Swingline Commitment” means the Commitment of the U.S. Swingline Lender to make Advances to the U.S. Borrower of up to U.S.$10,000,000 which Commitment constitutes a sub-commitment of the Total U.S. Revolving Commitments of JPMorgan Chase Bank, N.A., or such other U.S. Lender as the U.S. Borrower and the U.S. Agent may agree; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Revolving Commitments at any time.

“U.S. Swingline Facility” means Commitments of the U.S. Swingline Lender to make Advances to the U.S. Borrower in accordance with Section 2.2(e) and such Advances so made.

“U.S. Swingline Lender” means JPMorgan Chase Bank, N.A. and its successors and assigns.

“Violation Notice” means any notice received by a Borrower or any of its Subsidiaries from any governmental or regulatory body or agency under any Environmental Law that such Borrower or any of its Subsidiaries is in non-compliance with the requirements of any Environmental Law.

“Wholly-Owned Subsidiary” means any corporation or other entity of which 100% of the securities or other ownership interests are owned directly or indirectly by a Borrower.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

1.2	References

Any reference made in this Agreement to:

(a)	Any of the “Canadian Agent”, the “U.S. Agent”, the “Collateral Agent”, the “Lenders” or a “Lender” shall so be construed as to include its or their respective successors and permitted assigns.

(b)	A time of day is, unless otherwise stated, a reference to Toronto time.

(c)	Sections, Articles or Schedules is, unless otherwise indicated, to Sections and Articles of this Agreement and to Schedules to this Agreement, as the case may be. The provisions of each Schedule shall constitute provisions of this Agreement as though repeated at length herein.

(d)	A “month” is a reference to a period starting on one day in a calendar month to but excluding the numerically corresponding day in the next calendar month except that, where any such period would otherwise end on a day other than a Business Day, it shall end on the next Business Day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the next preceding Business Day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that later month (and references to “months” (other than “calendar months”) shall be construed accordingly).

1.3	Interpretation

In this Agreement:

(a)	the singular includes the plural and vice versa;

(b)	“in writing” or “written” includes printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception, including telex, telecopy and telegraph and, as between an Agent and the Lenders (but only when so directed by an Agent), Reuters screen or equivalent means of communication;

(c)	any document (including this Agreement), notice, note, bill of exchange or other instrument shall be considered to have been validly signed or executed, if it has been signed by either an original signature or a facsimile or other form of electronic signature (including execution via authenticated electronic signature platform DocuSign) or stamp affixed by an Authorized Signatory, provided that any promissory notes required by a Lender and the bills of exchange or depository notes to be deposited pursuant to Section 2.6 shall be considered to be validly signed or executed only if signed by an original signature of an Authorized Signatory; and

(d)	all calculations of interest under this Agreement are to be made on the basis of the stated rates set out herein and not on the basis of the effective yearly rates determined on any basis which gives effect to the principle of deemed reinvestment.

(e)	Unless otherwise expressly provided herein, (i) references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement, and (ii) references to any statute or regulation are to be construed as including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting the statute or regulation. In addition, (x) the Dodd–Frank Wall Street Reform and Consumer Protection Act (Pub.L. 111-203, H.R. 4173), all laws in respect thereto, all interpretations and applications thereof and any compliance by a Lender with any request or directive relating thereto and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, for the purposes of this Agreement, be deemed to be adopted subsequent to the date hereof.

1.4	Headings and Table of Contents

The headings, the table of contents, the Articles and the Sections are inserted for convenience only and are to be ignored in construing this Agreement.

1.5	Accounting Terms

(a)	All accounting terms (not defined in this Agreement) shall be interpreted, all accounting determinations shall be made, and all financial statements shall be prepared, in accordance with GAAP as at December 31, 2018. In the event that any “Accounting Changes” (as defined below) shall occur and such change results in a change in the method of calculation of financial covenants, standards or terms in this Agreement, then at the Canadian Borrower’s request:

(i)	the Agent and the Lenders shall enter into negotiations with the Canadian Borrower, to be conducted reasonably and in good faith by all parties, in order to amend such provisions of this Agreement so as to reflect equitably such Accounting Changes with the desired result that the criteria for evaluating the financial condition of the Borrowers and Guarantors shall be the same after such Accounting Changes as if such Accounting Changes had not been made. Until such time as such an amendment shall have been executed and delivered by the Borrower and Guarantor, the Agent and the Majority Lenders, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred; or

(ii)	all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred, and the Canadian Borrower will continue to provide all financial information and calculations to enable this to continue together with reconciliations to the public financial statements and information prepared in accordance with the Accounting Changes;

(b)	“Accounting Changes” refers to changes in accounting principles (i) required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board or the American Institute of Certified Public Accountants or, if applicable, the SEC or (ii) otherwise proposed by the Canadian Borrower to, and approved by, Majority Lenders.

1.6	Recitals

The recitals to this Agreement form part hereof.

1.7	Schedules

The schedules attached to this Agreement, including as they may be amended from time to time, shall for all purposes form an integral part of this Agreement.

1.8	Permitted Encumbrances

The inclusion of any Liens as Permitted Encumbrances hereunder means that the Borrowers and their Subsidiaries are entitled to allow such Liens to exist only and is not in any manner whatsoever an acknowledgment by the Agents or the Lenders that any such Lien is entitled to a claim that ranks ahead of or in priority to the Liens created by way of the Security or other claims of the Lenders and the Agents hereunder or under the Security.

1.9	Precedence

In the event that any provisions of the Security contradict or are otherwise incapable of being construed in conjunction with the provisions of this Agreement, the provisions of this Agreement shall take precedence over those contained in the Security and, in particular, if any act of a Borrower or a Guarantor is expressly permitted under this Agreement but is prohibited under the Security, any such act shall be permitted under this Agreement and shall be deemed to be permitted under the Security.

1.10	Divisions

For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized and acquired on the first date of its existence by the holders of its equity interests at such time.

1.11	Intercreditor Agreement

Reference is made to the Intercreditor Agreement dated as of June 1, 2015 and any future revisions, replacements, amendments or supplements to it. The provisions of such agreement shall be binding on the Collateral Agent, the other Agents and the Lenders (and their respective successors and assigns).

Article 2
– FACILITIES

2.1	The Credit Facilities

(a)	Subject to the terms of this Agreement, (i) the Canadian Lenders shall extend credit to the Canadian Borrower by way of the Canadian Revolving Facility and the Term Loan Facility; (ii) the Canadian Swingline Lender shall extend credit to the Canadian Borrower by way of the Canadian Swingline Facility; (iii) the U.S. Lenders shall extend credit to the U.S. Borrower by way of the U.S. Revolving Facility; and (iv) the U.S. Swingline Lender shall extend credit to the U.S. Borrower by way of the U.S. Swingline Facility.

(b)	The proceeds of Borrowings shall be used by the Borrowers for the purposes set out in Section 2.12 of this Agreement, subject to the terms and conditions of this Agreement.

2.2	Notice and Revolving Nature of Borrowings

(a)	The Canadian Borrower may, subject to the terms of this Agreement, upon giving the Canadian Agent prior written notice:

(i)	by not later than 10:00 a.m. on the third (3rd) Business Day prior to the Drawdown Date or Repayment Date for each Advance which is a Libor Loan;

(ii)	by not later than 10:00 a.m. on the second (2nd) Business Day prior to the Drawdown Date or Repayment Date or Acceptance Date, as the case may be, for any Borrowing or Conversion under the Canadian Revolving Facility (other than a Libor Loan);

borrow, repay and/or reborrow or convert in accordance with Section 2.3 under the Canadian Revolving Facility, (A) in respect of Prime Rate Loans in minimum tranches of Cdn.$300,000, and thereafter in multiples of Cdn.$100,000 and (B) in respect of U.S. Base Rate Loans in minimum tranches of U.S.$300,000 and thereafter in multiples of U.S.$100,000, (C) in respect of Bankers’ Acceptances in minimum amounts of Cdn.$1,000,000 and thereafter in multiples of Cdn.$100,000, (D) in respect of Libor Loans in minimum amounts of U.S.$1,000,000 and thereafter in multiples of U.S.$100,000; provided that repayment of Libor Loans shall be made on the last day of the applicable Libor Interest Period and the Canadian Borrower will not be entitled to have more than an aggregate of 8 Loans outstanding by way of Bankers’ Acceptances and Libor Loans at any time.

Notwithstanding the provisions of this Section 2.2(a), the Canadian Agent shall use its best efforts to make Advances by way of Prime Rate Loans under the Canadian Revolving Facility available to the Canadian Borrower on the Business Day following the receipt by the Canadian Agent of a Drawdown Notice for a Prime Rate Loan.

(b)	The Canadian Borrower may, subject to the terms of this Agreement, upon giving the Canadian Agent prior written notice:

(i)	by not later than 10:00 a.m. on the third (3rd) Business Day prior to the Effective Date or the Conversion Date for the Borrowing or a Conversion which is a Libor Loan;

(ii)	by not later than 10:00 a.m. on the second (2nd) Business Day prior to the Effective Date or the Conversion Date for the Borrowing or a Conversion which is not a Libor Loan;

borrow, on the Effective Date by way of a single Borrowing, or convert in accordance with Section 2.3, under the Term Loan Facility, (A) in respect of Prime Rate Loans in minimum tranches of Cdn.$300,000, and thereafter in multiples of Cdn.$100,000 and (B) in respect of U.S. Base Rate Loans in minimum tranches of U.S.$300,000 and thereafter in multiples of U.S.$100,000, (C) in respect of Bankers’ Acceptances in minimum amounts of Cdn.$1,000,000 and thereafter in multiples of Cdn.$100,000, (D) in respect of Libor Loans in minimum amounts of U.S.$1,000,000 and thereafter in multiples of U.S.$100,000; provided that repayment of Libor Loans shall be made on the last day of the applicable Libor Interest Period and the Canadian Borrower will not be entitled to have more than an aggregate of 8 Loans outstanding by way of Bankers’ Acceptances and Libor Loans at any time. Following the single Borrowing under the Term Loan Facility on the Effective Date, no further Advances under the Term Loan Facility shall be available.

(c)

(i)	In order to facilitate the Canadian Borrower’s cash management requirements, the Canadian Swingline Lender in its capacity as a Lender agrees to make available to the Canadian Borrower the Canadian Swingline Facility. The Canadian Swingline Facility shall be used by the Canadian Borrower to fund amounts which would otherwise be drawn down by the Canadian Borrower by way of Prime Rate Loans or U.S. Base Rate Loans under the Canadian Revolving Facility pursuant to Section 2.2(a) but for such amounts not being, in the case of Prime Rate Loans, in a minimum principal amount of Cdn.$300,000 and multiples of Cdn.$100,000 thereafter and in the case of U.S. Base Rate Loans in a minimum principal amount of U.S.$300,000 and multiples of U.S.$100,000 thereafter. Notwithstanding any other provision hereof, drawdowns under the Canadian Swingline Facility are not subject to any minimum amount. Any Borrowings under the Canadian Swingline Facility may be drawn down by the Canadian Borrower without notice to the Canadian Swingline Lender by way of presentment to the Canadian Swingline Lender of cheques and other bills of exchange issued by the Canadian Borrower.

(ii)	At any time and from time to time in its discretion, the Canadian Swingline Lender may notify the Canadian Agent that the Canadian Swingline Lender wishes each of the Canadian Lenders to provide its Participation in the Canadian Revolving Facility for Advances made under the Canadian Swingline Facility, and each Canadian Lender shall thereupon provide to the Canadian Agent, for the account of the Canadian Swingline Lender, such Canadian Lender’s Participation under the Canadian Revolving Facility; provided however no such Participation shall cause any such Canadian Lender to exceed its Total Canadian Revolving Commitment. The amounts so provided by the Canadian Lenders in respect of the Canadian Swingline Facility shall be deemed to be Prime Rate Loans or U.S. Base Rate Loans denominated in Cdn.$ or U.S.$, as the case may be, under the Canadian Revolving Facility in accordance with the provisions of this Agreement (and for such purposes any notice provisions or minimum amounts of such Loans otherwise required under this Agreement shall be disregarded except for the proviso of this Section 2.2(c)(ii)). The aggregate of the amounts paid by the Canadian Lenders to the Canadian Agent in respect of the Canadian Swingline Facility shall be applied by the Canadian Swingline Lender to reduce the then outstanding Loans under the Canadian Swingline Facility.

(iii)	Notwithstanding the foregoing (A) the Canadian Swingline Lender may, at its sole option, put all outstanding Advances under the Canadian Swingline Facility to the Canadian Lenders, (B) in such case, the Canadian Swingline Lender will not make further Advances under the Canadian Swingline Facility and the Canadian Swingline Commitment shall be transferred to the Canadian Revolving Facility Commitment, and (C) the Canadian Agent will adjust amounts outstanding under the Canadian Revolving Facility pro rata to the Total Canadian Revolving Commitment.

(iv)

(A)	The Canadian Borrower shall pay interest payable on Advances made under the Canadian Swingline Facility directly to the Canadian Swingline Lender; and

(B)	The Canadian Swingline Lender shall determine the Prime Rate or the U.S. Base Rate, as the case may be, for Advances made under the Canadian Swingline Facility.

(d)

(i)	The U.S. Borrower may, subject to the terms of this Agreement, upon giving the U.S. Agent prior written notice:

(A)	by not later than 10:00 a.m. on the third (3rd) Business Day prior to the Drawdown Date for each Advance which is a Libor Loan;

(B)	by not later than 10:00 a.m. on the second (2nd) Business Day prior to the Drawdown Date or Repayment Date, as the case may be, for any Borrowing or Conversion under the U.S. Revolving Facility (other than a Libor Loan);

borrow, repay and/or reborrow or convert in accordance with Section 2.3, under the U.S. Revolving Facility, (A) in respect of U.S. Prime Rate Loans in minimum tranches of U.S.$300,000 and thereafter in multiples of U.S.$100,000 and (B) in respect of Libor Loans in minimum tranches of U.S.$1,000,000 and thereafter in multiples of U.S.$100,000; provided that repayment of Libor Loans shall be made on the last day of the applicable Libor Interest Period and the U.S. Borrower will not be entitled to have more than an aggregate of 8 Libor Loans outstanding at any time.

(e)

(i)	In order to facilitate the U.S. Borrower’s cash management requirements, the U.S. Swingline Lender in its capacity as a U.S. Lender agrees to make available to the U.S. Borrower the U.S. Swingline Facility. The U.S. Swingline Facility shall be used by the U.S. Borrower to fund amounts which would otherwise be drawn down by the U.S. Borrower under the U.S. Revolving Facility pursuant to Section 2.2(d) but for such amounts not being, in a minimum principal amount of U.S.$300,000 and multiples of U.S.$100,000 thereafter. Notwithstanding any other provision hereof, Drawdowns under the U.S. Swingline Facility are not subject to any minimum amount. Any Borrowings under the U.S. Swingline Facility may be drawn down by way of U.S. Prime Rate Loans by the U.S. Borrower by providing notice to the U.S. Swingline Lender before 3:00 p.m. on the date of the request for drawdown.

(ii)	At any time and from time to time in its discretion, the U.S. Swingline Lender may notify the U.S. Agent that the U.S. Swingline Lender wishes each of the U.S. Lenders to provide its Participation in the U.S. Revolving Facility for Advances made under the U.S. Swingline Facility, in which case the U.S. Agent shall forthwith notify each of the U.S. Lenders of such Participation and each U.S. Lender shall thereupon provide to the U.S. Agent, for the account of the U.S. Swingline Lender, such U.S. Lender’s Participation under the U.S. Revolving Facility; provided however, no such Participation shall cause any such U.S. Lender to exceed its Total U.S. Commitment. The amounts so provided by the U.S. Lenders in respect of the U.S. Swingline Facility shall be deemed to be U.S. Prime Rate Loans denominated in U.S.$ under the U.S. Revolving Facility in accordance with the provisions of this Agreement (and for such purposes any notice provisions or minimum amounts of such Loans otherwise required under this Agreement shall be disregarded except for the proviso to this Section 2.2(e)(ii). The aggregate of the amounts paid by the U.S. Lenders to the U.S. Agent in respect of the U.S. Swingline Facility shall be paid by the U.S. Agent to the U.S. Swingline Lender and applied by the U.S. Swingline Lender to reduce the then outstanding Loans under the U.S. Swingline Facility.

(iii)	Notwithstanding the foregoing (A) the U.S. Swingline Lender may, at its sole option, put all outstanding Advances under the U.S. Swingline Facility to the U.S. Revolving Facility Lenders, (B) in such case, the U.S. Swingline Lender will not make further Advances under the U.S. Swingline Facility and the U.S. Swingline Commitment shall be transferred to the U.S. Revolving Facility Commitment, and (C) the U.S. Agent will adjust amounts outstanding under the U.S. Revolving Facility pro rata to the Total U.S. Commitment.

(iv)	The U.S. Borrower shall pay interest on Advances made under the U.S. Swingline Facility directly to the U.S. Swingline Lender; provided, however, that to the extent any such interest is due to U.S. Prime Rate Loans of U.S. Lenders made in accordance with clause (ii) preceding, the U.S. Swingline Lender shall immediately upon receipt remit such funds to the U.S. Agent which shall promptly pay such interest to such U.S. Lenders in accordance with the terms hereof for payments on U.S. Prime Rate Loans herein.

(v)	The U.S. Swingline Lender shall determine the U.S. Prime Rate for Advances made under the U.S. Swingline Facility.

2.3	Conversion

A Borrower may, upon giving prior written notice to the Canadian Agent and/or the U.S. Agent, as the case may be, in accordance with Sections 2.2(a), 2.2(b) or 2.2(d), as the case may be, containing the information set out in Schedule “D” effective on any Business Day during the term of this Agreement (a “Conversion”), convert on the Conversion Date Advances outstanding from one Type to another Type to the extent such Type is available hereunder, provided that:

(a)	a Libor Loan may be converted to another Type only on the last day of the Libor Interest Period applicable to that Libor Loan;

(b)	Borrowings or any portion thereof comprising Bankers’ Acceptances may be converted to another Type only on the applicable B/A Maturity Date; and

(c)	the conditions precedent set out in Section 5.1 have been fulfilled.

The Conversion of any Advances shall not reduce any amount available under the Total Revolving Commitments.

2.4	Making Borrowings

(a)	If the Canadian Borrower gives prior written notice, in the form set out in Schedule “E”, to the Canadian Agent of its intention to draw down a Borrowing under the Canadian Revolving Facility or the Term Loan Facility, including Bankers’ Acceptances, a Prime Rate Loan, a U.S. Base Rate Loan or Libor Loan or a Conversion in accordance with Section 2.2(a) or 2.3, the Canadian Agent shall on the same day it receives the notice notify each Canadian Lender by telephone or in writing of the amount of the Prime Rate Loan, U.S. Base Rate Loan, Libor Loan or Bankers’ Acceptance and such Canadian Lender’s portion thereof, and

(i)	each Canadian Lender shall, not later than 12:00 noon on the Drawdown Date, make, or procure to be made, its Participation in such Bankers’ Acceptances, Prime Rate Loan, Libor Loan or U.S. Base Rate Loan, as the case may be, available to the Canadian Agent in accordance with Article 10; and

(ii)	the Canadian Agent shall on the Drawdown Date, make such Bankers’ Acceptances, Prime Rate Loan, Libor Loan or U.S. Base Rate Loan, as the case may be, available to the Canadian Borrower, in accordance with Article 10.

(b)	If the U.S. Borrower gives prior written notice, in the form set out in Schedule “E”, to the U.S. Agent of its intention to draw down a Borrowing under the U.S. Revolving Facility, including a U.S. Prime Rate Loan or a Libor Loan, or a Conversion of a U.S. Prime Rate Loan or a Libor Loan in accordance with Section 2.2(d) or 2.3, the U.S. Agent shall on the same day it receives the notice notify each U.S. Lender by telephone or in writing of the amount of the Libor Loan and such U.S. Lender’s portion thereof, and

(i)	each U.S. Lender shall, not later than 12:00 noon on the Drawdown Date, make, or procure to be made, its Participation in the U.S. Prime Rate Loan or Libor Loan, as the case may be, available to the U.S. Agent in accordance with Article 10; and

(ii)	the U.S. Agent shall, on the Drawdown Date, make such U.S. Prime Rate Loan or Libor Loan, as the case may be, available to the U.S. Borrower, in accordance with Article 10.

2.5	Participation of Each Lender; Defaulting Lender

(a)	The Canadian Agent is authorized by the Canadian Borrower and each Canadian Lender to allocate amongst the Canadian Lenders the Bankers’ Acceptances to be issued and purchased in such manner and amounts as the Canadian Agent may, in its sole and unfettered discretion consider necessary and equitable, rounding up or down, so as to ensure that no Canadian Lender is required to accept and purchase a Bankers’ Acceptance for a fraction of Cdn.$100,000; provided however the Canadian Agent shall seek to allocate such Bankers’ Acceptances in such amounts and for such terms, over time, as to maintain the Participations of all such Canadian Lenders in substantially the relative amounts and percentages set out on Schedule “I”. To the extent, if any, necessary to maintain each such Participation as the result of the foregoing, the Canadian Agent shall allocate a lesser or greater amount of other Advances to each Canadian Lender.

(b)	At the time of making any Loan, the Canadian Agent or the U.S. Agent, as the case may be, shall, if appropriate, re-allocate amounts made available to the Borrowers under any of the Loans to give effect to the Participation of each Lender, determined immediately prior to the making of a Loan.

(c)	For purposes of determining Lenders’ obligations to fund or participate in Borrowings, the Agent may exclude the Commitments, Loans and Banker’s Acceptance of any Defaulting Lender from the calculation of Participation. A Defaulting Lender shall have no right to vote on any amendment, waiver or other modification of this Agreement or the Security, except as provided in Section 13.8(a), (b), (c) and (h).

(d)	The Agent may, in its discretion, receive and retain any amounts payable to a Defaulting Lender under the Loan Documents, and a Defaulting Lender shall be deemed to have assigned to the Agent such amounts until all Borrowings and indebtedness owing to the Agent, non-Defaulting Lenders and other Lenders and Issuing Bank have been paid in full. The Agent may apply such amounts to the Defaulting Lender’s defaulted obligations, use the funds to cash collateralize such Lender’s Letter of Credit obligations, or readvance the amounts to Borrowers hereunder. A Lender shall not be entitled to receive any fees accruing hereunder during the period in which it is a Defaulting Lender, and the unfunded portion of its Commitment shall be disregarded for purposes of calculating the Commitment Fee. If any Letter of Credit obligation owing to a Defaulting Lender is reallocated to other Lenders, fees attributable to such Letter of Credit obligations shall be paid to such Lenders. Notwithstanding anything to the contrary in this Section, the Letter of Credit obligations owing to a Defaulting Lender may be reallocated to the other Lenders only to the extent that such reallocation does not cause the exposure, as applicable, of any non-Defaulting Lender to exceed such non-Defaulting Lender’s Commitment The Agent shall be paid all fees attributable to Letter of Credit obligations that are not reallocated.

(e)	If any Borrowings are outstanding under a Swingline Facility at the time a Lender becomes a Defaulting Lender then:

(i)	all or any part of the outstanding Swingline Facility, of which the Defaulting Lender would be required to participate in, shall be reallocated among the non-Defaulting Lenders in the applicable Revolving Facility in accordance with their respective Participations but only to the extent the sum of all non-Defaulting Lenders’ total exposure plus such Defaulting Lenders’ Swingline Facility exposure does not exceed the total of all non-Defaulting Lenders’ Commitments; or

(ii)	if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrowers shall within one (1) Business Day following notice by the Canadian Agent first, repay such Defaulting Lender’s Swingline Facility exposure.

(f)	If a Defaulting Lender exists, the Canadian Swingline Lender or the U.S. Swingline Lender, as applicable, shall not be required to fund the applicable Swingline Facility, unless the Canadian Swingline Lender or the U.S. Swingline Lender, as applicable, shall have entered into arrangements with the Borrowers or such Lender, satisfactory to the Canadian Swingline Lender or the U.S. Swingline Lender, as applicable, as the case may be, to defease any risk in respect of such Lender hereunder.

(g)	Borrowers, the Agent and applicable Issuing Bank may agree in writing that a Lender is no longer a Defaulting Lender. At such time, Participation shall be reallocated without exclusion of such Lender’s Commitment and Loans, and all outstanding Loans, Letter of Credit obligations and other exposures under the Commitments shall be reallocated among Lenders and settled by the Agent (with appropriate payments by the reinstated Lender) in accordance with the readjusted Participation. Unless expressly agreed by Borrowers, the Agent and applicable Issuing Bank, no reinstatement of a Defaulting Lender shall constitute a waiver or release of claims against such Lender. The failure of any Lender to fund a Loan, to make a payment in respect of Letter of Credit obligations or otherwise to perform its obligations hereunder shall not relieve any other Lender of its obligations, and no Lender shall be responsible for default by another Lender.

2.6	Bankers’ Acceptances and Existing LIBOR Loans

(a)	Each Banker’s Acceptance tendered by the Canadian Borrower for acceptance by a Canadian Lender under the Canadian Revolving Facility shall be denominated in Canadian Dollars and be payable in Canada. The Canadian Borrower acknowledges that the Canadian Lenders may require the delivery of drafts which are in conformity with the rules and procedures of a clearing house (as that term is defined in the Depository Bills and Notes Act (Canada)) used by the Canadian Lenders for the delivery, transfer and collection of bankers’ acceptances and depository bills.

(b)	The Borrower shall provide for each accepted draft at its maturity to the Canadian Agent either by payment of the full principal amount thereof or through utilization of the Canadian Revolving Facility in accordance with this Agreement or through a combination thereof. The Canadian Borrower may not at any time request that any Bankers’ Acceptance be issued if the face amount of such requested Bankers’ Acceptance together with the aggregate of the other outstanding Loans under the Canadian Revolving Facility, would exceed the amount available to be drawdown under the Canadian Revolving Facility at such time. Any amount owing by the Canadian Borrower in respect of any Bankers’ Acceptance which is not paid or provided for in accordance with the foregoing shall be deemed to be a Prime Rate Loan owing by the Canadian Borrower to the Canadian Lenders and shall be subject to all of the provisions of this Agreement applicable to a Prime Rate Loan. The Canadian Borrower hereby authorizes the Canadian Lenders to debit its account by the amount required to pay any such drafts made by it and accepted as a Bankers’ Acceptance hereunder which is not otherwise paid.

(c)	If an Event of Default shall have occurred and shall then be continuing unremedied not waived by the Lenders (whether or not demand is made), the Canadian Borrower shall forthwith pay to the Canadian Agent an amount equal to the Canadian Lender’s maximum potential liability under all such outstanding Bankers’ Acceptances. Such amount shall be held by the Canadian Agent as general and continuing cash collateral for payment of the indebtedness and liability of the Canadian Borrower to the Canadian Lenders in respect of such Bankers’ Acceptances and any other obligations to the Canadian Lenders.

(d)	To facilitate the acceptance of Bankers’ Acceptances hereunder, the Canadian Borrower hereby authorizes the Canadian Lenders and irrevocably appoints the Canadian Lenders as its attorney:

(i)	to complete and sign on the Canadian Borrower’s behalf, either manually or by facsimile or mechanical signature, the drafts to create the Bankers’ Acceptances (with, in the Canadian Lender’s discretion, the inscription “This is a depository bill subject to the Depository Bills and Notes Act (Canada));

(ii)	after the acceptance thereof by the applicable Canadian Lender, to endorse on the Canadian Borrower’s behalf, either manually or by facsimile or mechanical signature, such Bankers’ Acceptances in favour of the applicable purchaser or endorsee thereof including, in the Canadian Lender’s discretion, the Canadian Lender or a clearing house (as defined by the Depository Bills and Notes Act (Canada));

(iii)	to deliver such Bankers’ Acceptances to such purchaser or to deposit such Bankers’ Acceptances with such clearing house; and

(iv)	to comply with the procedures and requirements established from time to time by the Canadian Lenders or such clearing house in respect of the delivery, transfer and collection of bankers’ acceptances and depository bills.

All Bankers’ Acceptances so completed, signed, endorsed, delivered or deposited by a Canadian Lender on behalf of the Canadian Borrower shall be binding upon the Canadian Borrower as if completed, signed, endorsed, delivered or deposited by it. The records of the Canadian Lenders and such clearing house shall, in the absence of manifest error, be conclusively binding on the Canadian Borrower. The Lenders shall not be liable for any claim arising by reason of any loss or improper use of such drafts or Bankers’ Acceptances except for damages suffered by the Canadian Borrower caused by the intentional misconduct or gross negligence of a Canadian Lender.

(e)	The Borrowers shall not claim any days of grace for the payment at maturity of any drafts presented and accepted as Bankers’ Acceptances hereunder.

(f)	When the Canadian Borrower wishes to make a Borrowing or Conversion by way of Bankers’ Acceptances it shall give the Canadian Agent the notice required pursuant to Section 2.2. Bankers’ Acceptances shall have terms of at least one (1) month and not more than six (6) months excluding days of grace (and which shall, in no event, end on a date after the Revolving Facilities Maturity Date or the Term Facility Maturity Date, as the case may be) or any other term subject to market availability.

(g)	On the same day it receives such notice, the Canadian Agent shall notify by telephone or in writing all the Canadian Lenders of the details of the proposed issue, specifying, for each Canadian Lender:

(i)	the Principal Amount of the Bankers’ Acceptances to be accepted and purchased by such Canadian Lender; and

(ii)	the term of such Bankers’ Acceptances.

(h)	Whenever the Canadian Borrower requests a borrowing by way of Bankers’ Acceptances, each Non BA Lender shall, in lieu of accepting and purchasing any B/As, make a Loan (a “BA Equivalent Loan”) to the Canadian Borrower in the amount and for the same term as each draft which such Lender would otherwise have been required to accept and purchase hereunder. Each such Lender will provide to the Canadian Agent the amount of Available Proceeds of such BA Equivalent Loan for the account of the Canadian Borrower in the same manner as such Lender would have provided the Available Proceeds in respect of the B/As which such Lender would otherwise have been required to accept and purchase hereunder. Each such BA Equivalent Loan will bear interest at the same rate that would result if such Lender had accepted (and been paid an Acceptance Fee) and purchased (on a discounted basis) a B/A for the relevant period (it being the intention of the parties that each such BA Equivalent Loan shall have the same economic consequences for the relevant Lenders and the Canadian Borrower as the B/A that such BA Equivalent Loan replaces). All such interest shall be paid in advance on the date such BA Equivalent Loan is made, and will be deducted from the principal amount of such BA Equivalent Loan in the same manner in which the discounted portion of a B/A would be deducted from the face amount of the B/A. Subject to the repayment requirements of this Agreement, on the B/A Maturity Date for such BA Equivalent Loan, the Canadian Borrower shall be entitled to convert each such BA Equivalent Loan into another type of Loan, or to roll over each such BA Equivalent Loan into another BA Equivalent Loan, all in accordance with the applicable provisions of this Agreement. Each Non BA Lender may, at its discretion, request in writing to the Canadian Agent and the Canadian Borrower that BA Equivalent Loans made by it shall be evidenced by Discount Notes.

(i)	For greater certainty, all provisions of this Agreement that are applicable to Bankers’ Acceptances shall also be applicable, mutatis mutandis, to BA Equivalent Loans, and notwithstanding any other provision of this Agreement, all references to principal amounts or any repayment or prepayment of any Loans that are applicable to Bankers’ Acceptances shall be deemed to refer to the full face amount thereof in the case of B/As and to the principal amount of any portion thereof consisting of BA Equivalent Loans. “Bankers’ Acceptances” includes Discount Notes and all terms of this Agreement applicable to Bankers’ Acceptances (including the provisions of Section 2.6(d) relating to their execution by the Canadian Lenders under power of attorney) shall apply equally to Discount Notes evidencing BA Equivalent Loans with such changes as may in the context be necessary. For greater certainty:

(i)	the term of a Discount Note shall be the same as the B/A Maturity Date for B/As accepted and purchased on the same Borrowing date in respect of the same borrowing;

(ii)	an Acceptance Fee will be payable in respect of a Discount Note and shall be calculated at the same rate and in the same manner as the Acceptance Fee in respect of a B/A; and

(iii)	the BA Discount Rate applicable to a Discount Note shall be the BA Discount Rate applicable to Bankers’ Acceptances accepted by a Canadian Lender that is not a Schedule I Lender in accordance with the definition of “BA Discount Rate” on the same Borrowing date or date of continuation or conversion, as the case may be, in respect of the same borrowing for the relevant period.

(j)	The parties hereto acknowledge and confirm that (i) the B/A Maturity Dates, with respect to Existing B/As, remain un-amended under this Agreement, and (ii) notwithstanding that each Lender’s Commitment under this Agreement may not equal its Commitment under the Original Credit Agreement prior to the Effective Date, each Lender’s pro rata share of Existing B/As under this Agreement shall remain identical to such pro rata share until the B/A Maturity Dates with respect to such Existing B/As expire.

(k)	The parties hereto acknowledge and confirm that (i) Libor Interest Periods, with respect to Existing LIBOR Loans, remain un-amended under this Agreement, and (ii) notwithstanding that each Lender's Commitment under this Agreement may not equal its Commitment under the Original Credit Agreement prior to the Effective Date, each Lender's pro rata share of Existing LIBOR Loans under this Agreement shall remain identical to such pro rata share until the expiry of Libor Interest Period with respect to such Existing LIBOR Loans.

2.7	Acceptance Date Procedure

On the Acceptance Date, the following provisions shall apply:

(a)	At or about 10:00 a.m. on the Acceptance Date, the Canadian Agent shall promptly determine the BA Discount Rate.

(b)	Forthwith that same day, the Canadian Agent shall advise each Canadian Lender of:

(i)	the BA Discount Rate;

(ii)	the amount of the Acceptance Fee applicable to those Bankers’ Acceptances to be accepted by such Canadian Lender on such Acceptance Date, such Canadian Lender being authorized by the Canadian Borrower to collect such Acceptance Fee out of the Net Proceeds of those Bankers’ Acceptances mentioned in subsection (iii);

(iii)	the Net Proceeds of those Bankers’ Acceptances to be accepted and purchased by such Canadian Lender on such Acceptance Date; and

(iv)	the amount obtained (the “Available Proceeds”) by subtracting the Acceptance Fee mentioned in subsection (ii)) from the Net Proceeds mentioned in subsection (iii).

(c)	Not later than 12:00 noon that same day, each Canadian Lender shall make available to the Canadian Agent its Available Proceeds.

(d)	That same day, the Canadian Agent shall transfer all such Available Proceeds so made available to it to the Canadian Borrower in accordance with Section 10.3 and shall notify the Canadian Borrower on such day either by telex or telephone (to be confirmed subsequently by letter) of the details of the issue, substantially in the form set out in Schedule “F”.

2.8	Purchase of Bankers’ Acceptances

Before giving value to the Canadian Borrower, the Canadian Lenders shall, on the Acceptance Date, accept the Bankers’ Acceptances, by inserting the appropriate Principal Amount, Acceptance Date and maturity date thereof in accordance with the Canadian Borrower’s notice relating thereto and affixing their acceptance stamps thereto, and shall purchase same. The Principal Amount so accepted and purchased by any such Canadian Lender shall not exceed such Canadian Lender’s unutilized Commitment.

2.9	Payment of Bankers’ Acceptances

The Bankers’ Acceptances shall be payable in accordance with the following provisions:

(a)	The Canadian Borrower shall pay to the Canadian Agent for the account of the Canadian Lenders an amount equal to the Principal Amount of the Bankers’ Acceptances on their respective B/A Maturity Dates.

(b)	In the event the Canadian Borrower fails to notify the Canadian Agent, in writing, not later than 10:00 a.m. (such notice, if verbal, to be confirmed to the Canadian Agent in writing later the same day, but not necessarily by 10:00 a.m.), two (2) Business Days prior to any B/A Maturity Dates of a Bankers’ Acceptance, that the Canadian Borrower intends to pay with its own funds the Principal Amount of the Bankers’ Acceptances due on such B/A Maturity Dates, the Canadian Borrower shall be deemed, for all purposes, to have given the Canadian Agent notice to convert the Principal Amount of such Bankers’ Acceptances into a Prime Rate Loan denominated in Cdn.$ and the provisions of Section 2.3 shall apply mutatis mutandis save that:

(i)	such B/A Maturity Date shall be considered to be the Drawdown Date of such Prime Rate Loan;

(ii)	the proceeds of such Prime Rate Loan shall be used to pay the Principal Amount of the Bankers’ Acceptances due on such B/A Maturity Date; and

(iii)	on such B/A Maturity Date, each Canadian Lender, instead of making its Participation in such Prime Rate Loan available to the Canadian Agent, shall first directly apply its Participation in such Prime Rate Loan in payment of its Participation in the Principal Amount of the Bankers’ Acceptances accepted, purchased and issued by such Canadian Lender and due on such B/A Maturity Date.

2.10	Set-Off and Netting

On any Acceptance Date, Drawdown Date or Repayment Date, the Canadian Agent or the U.S. Agent, as the case may be, shall be entitled to set-off and net amounts payable on such date by the Canadian Agent or the U.S. Agent, as the case may be, to a Lender for the account of any Borrower against amounts payable on such date by such Lender to the Canadian Agent or the U.S. Agent, as the case may be, in connection with transactions conducted in the same basis of borrowing, for the account of such Borrower. Similarly, on any Acceptance Date, Drawdown Date or Repayment Date, each Lender shall be entitled to set-off and to net amounts payable on such date by such Lender to a Borrower (by payment to the Canadian Agent or the U.S. Agent, as the case may be), against amounts payable on such date by such Borrower to such Lender, in accordance with the Canadian Agent’s or the U.S. Agent’s, as the case may be, calculations.

2.11	Letters of Credit

(a)

(i)	Subject to the notice provisions of Sections 2.2 and 2.3 and upon the terms and subject to the conditions hereof, the applicable Issuing Bank shall, at the request of a Borrower, issue under the applicable Revolving Facility one or more irrevocable Letters of Credit in such Issuing Bank’s usual form (or such other form as may be required by such Borrower and is acceptable to the Issuing Bank acting reasonably), expiring no later than, in the case of Standby Letters of Credit, 365 days from the date of issuance and, in the case of Trade Letters of Credit, 270 days from the date of issuance. If a Letter of Credit is set to expire beyond the Revolving Facilities Maturity Date, the Borrowers shall pledge to, and deposit with, the Collateral Agent cash collateral equal to the face amount of such Letters of Credit, plus all fees, prior to the termination of this Agreement. The maximum amount payable under all Letters of Credit shall not, at the time of issue of each Letter of Credit, exceed U.S.$10,000,000 (with respect to Letters of Credit issued at the request of the U.S. Borrower) and U.S.$10,000,000, or the Equivalent Amount thereof in Canadian Dollars (with respect to Letters of Credit issued at the request of the Canadian Borrower). Issuing Bank shall have no obligation to issue any Letter of Credit unless (i) each condition above is satisfied; and (ii) if a Defaulting Lender exists, Borrowers have entered into arrangements satisfactory to Agent and Issuing Bank to eliminate any funding risk associated with such Defaulting Lender.

(ii)	Notwithstanding anything herein to the contrary, the Issuing Bank shall have no obligation hereunder to issue, and shall not issue, any Letter of Credit (i) the proceeds of which would be made available to any Person (A) to fund any activity or business of or with any Sanctioned Person, or in any country or territory that, at the time of such funding, is the subject of any Sanctions or (B) in any manner that would result in a violation of any Sanctions by any party to this Agreement, (ii) if any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the Issuing Bank from issuing such Letter of Credit, or any requirement of law relating to the Issuing Bank or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Issuing Bank shall prohibit, or request that the Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the Issuing Bank with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the Issuing Bank is not otherwise compensated hereunder) not in effect on the Effective Date, or shall impose upon the Issuing Bank any unreimbursed loss, cost or expense which was not applicable on the Effective Date and which the Issuing Bank in good faith deems material to it, or (iii) if the issuance of such Letter of Credit would violate one or more policies of the Issuing Bank applicable to letters of credit generally; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements or directives thereunder or issued in connection therewith or in the implementation thereof, and (y) all requests, rules, guidelines, requirements or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed not to be in effect on the Effective Date for purposes of clause (ii) above, regardless of the date enacted, adopted, issued or implemented.

(b)

(i)	In the event that an Issuing Bank is called upon by a beneficiary to honour a Letter of Credit issued by such Issuing Bank, such Issuing Bank shall forthwith give notice thereof to the applicable Borrower. Unless such Borrower has made other arrangements with the Issuing Bank with respect to payment to the Issuing Bank of an amount sufficient to permit the Issuing Bank to discharge its obligations under the Letter of Credit plus that amount equal to any and all charges and expenses which the Issuing Bank may pay or incur relative to such Letter of Credit, any such payment so payable in Canadian Dollars with respect to the Canadian Revolving Facility shall be deemed to be a Drawdown of a Prime Rate Loan under the Canadian Revolving Facility and any amount so payable in U.S. Dollars with respect to a Letter of Credit issued on behalf of the Canadian Borrower shall be deemed to be a Drawdown by way of a U.S. Base Rate Loan under the Canadian Revolving Facility, and any such amount so payable with respect to a Letter of Credit issued on behalf of the U.S. Borrower shall be deemed to be a Drawdown by way of a U.S. Prime Rate Loan under the U.S. Revolving Facility provided that the provisions of Section 2.2 regarding notices shall not apply to such Loans.

(ii)	Each Borrower’s obligation to reimburse disbursements as provided in paragraph (b)(i) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) any payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever (other than payment or performance), whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Applicable Borrowers’ obligations hereunder. None of the Agents, the Revolving Lenders, the Issuing Bank or any of their related parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing shall not be construed to excuse the Issuing Bank from liability to the Borrowers to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by the Borrowers to the extent permitted by Applicable Law) suffered by any Borrower that are caused by the Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of an Issuing Bank (as finally determined by a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(c)	Any Issuing Bank shall notify the Canadian Agent or the U.S. Agent, as the case may be, of each issuance or amendment of any Letter of Credit two (2) Business Days prior to the day upon which such issuance or amendment occurs and the Issuing Bank shall provide the Canadian Agent or the U.S. Agent, as the case may be, with monthly reports setting out the face amount of Letters of Credit outstanding on each day of the preceding month. Each of the Lenders, other than an Issuing Bank, shall be deemed to have purchased from such Issuing Bank its Participation of the face amount of each Letter of Credit issued by such Issuing Bank. Each of the Canadian Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the Canadian Facilities and each of the U.S. Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the U.S. Facilities, in each case as to such Lender’s Participation of any amount paid by the Issuing Bank under any Letter of Credit plus that amount equal to any and all payments, losses, costs, charges and expenses which such Issuing Bank may pay or incur relative to such Letter of Credit, except to the extent due to the gross negligence or wilful misconduct of such Issuing Bank as determined by a court of competent jurisdiction in a final judgment.

(d)	Each Borrower for which a Letter of Credit has been issued on its behalf shall pay to the Canadian Agent or U.S. Agent, as the case may be, for the account of the Canadian Lenders or the U.S. Lenders, as the case may be, each month that Letters of Credit issued on behalf of such Borrower are outstanding, the applicable Letter of Credit Fee and the applicable Agent shall promptly pay such fees to such Lenders in accordance with the terms hereof.

(e)	Each Borrower for which a Letter of Credit has been issued on its behalf shall pay to the applicable Issuing Bank, sundry charges and out-of-pocket expenses payable in respect of Letters of Credit which the Issuing Bank issues pursuant to a request of such Borrower.

(f)	The parties hereto acknowledge and agree that the Existing Letters of Credit which were issued under the Original Credit Agreement shall be deemed to be Letters of Credit issued under this Agreement for all purposes hereunder.

2.12	Use of Proceeds

The Borrowers shall only use the Revolving Facilities to finance acquisitions of Eligible Businesses (other than any acquisition by way of a hostile takeover) and the Bellwether Acquisition, for working capital needs, for Capital Expenditures and for general corporate purposes, including fees and expenses related to the Bellwether Acquisition, all in accordance with the terms of this Agreement.

The one-time Advance under the Term Loan Facility shall only be used to finance, in part, the Bellwether Acquisition, substantially in accordance with the terms and conditions contained in the Acquisition Agreement.

No Borrower will request any Borrowing or Letter of Credit, and no Borrower shall use, and each Borrower shall procure that its Subsidiaries and its and their respective directors, officers, employees and agents shall not use, the proceeds of any Borrowing or Letter of Credit (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (b) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, or (c) in any manner that would result in the violation of any Sanctions applicable to any party hereto.

2.13	Banking Services

Any Lenders and any of their Affiliates may provide Banking Services to the Borrowers and each of their Subsidiaries on terms and conditions acceptable to such Lender. Banking Services obligations owing by the Borrowers and each of their Subsidiaries shall form part of the Obligations hereunder.

Article 3
– REPAYMENT AND ACCOUNTS

3.1	Repayment of Revolving Facilities

The Principal Amount of all Borrowings outstanding under all of the Revolving Facilities shall be repaid in full by the Borrowers, and all cash collateral required pursuant to this Agreement shall have been pledged to (and deposited with) the Collateral Agent, on the Revolving Facilities Maturity Date and the Commitments in respect of such Facilities shall terminate on such date.

3.2	Repayment of Term Loan Facility

The Principal Amount of the Borrowing under the Term Loan Facility shall be repaid in equal quarterly installments in the aggregate percentage amounts set forth below in U.S. Dollars (such scheduled installments determined as a percentage of the original principal balance of the Borrowing under the Term Loan Facility as of the Effective Date) on the last Business Day of each Fiscal Quarter set forth below and on the Term Facility Maturity Date:

Dates of Payment	Amount of Term Loan Payment
Last day of each of first full 4 Fiscal Quarters ending after the Effective Date, commencing on September 30, 2019	0% per Fiscal Quarter
Last day of each of next 16 Fiscal Quarters, commencing on September 30, 2020	1.25% per Fiscal Quarter
Term Facility Maturity Date	Outstanding principal balance

3.3	Accounts kept by the Canadian Agent

The Canadian Agent shall keep in its books Accounts for the Letters of Credit, the Prime Rate Loans, U.S. Base Rate Loans, Libor Loans, Bankers’ Acceptances and other amounts payable by the Canadian Borrower under the Canadian Revolving Facility (including for greater certainty, any Loans made under the Canadian Swingline Facility which become Loans under the Canadian Revolving Facility) and the Term Loan Facility. The Canadian Agent shall make appropriate entries showing, as debits, the amount of the indebtedness of the Canadian Borrower in respect of the Letters of Credit, the Prime Rate Loans, U.S. Base Rate Loans, Libor Loans, and Bankers’ Acceptances, as the case may be, the amount of all accrued interest, and any other amount due to the Canadian Lenders or the Agents pursuant hereto, according to the respective Participation of each Lender in the Canadian Revolving Facility, and showing, as credits, each payment or repayment of principal and interest made in respect of such indebtedness, as well as any other amount paid to the Canadian Lenders or the Agents pursuant hereto, according to the respective Participation of each. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Canadian Borrower and the Canadian Lenders. The Canadian Agent shall supply any Canadian Lender and the Canadian Borrower, upon request, with statements of such Accounts.

3.4	Accounts kept by the Canadian Swingline Lender

The Canadian Swingline Lender shall keep in its books Accounts for the Prime Rate Loans and U.S. Base Rate Loans and other amounts payable by the Canadian Borrower under the Canadian Swingline Facility. The Canadian Swingline Lender shall make appropriate entries, showing as debits, the amount of indebtedness of the Canadian Borrower in respect of the Prime Rate Loans and U.S. Base Rate Loans, as the case may be, the amount of all accrued interest and any other amount due to the Canadian Swingline Lender and showing as credits, each payment or repayment of principal and interest made in respect of such indebtedness. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Canadian Borrower. The Canadian Swingline Lender shall supply any Canadian Lender or the Canadian Borrower, upon request, with statements of such Accounts.

3.5	Accounts kept by the U.S. Agent

The U.S. Agent shall keep in its books Accounts for the Letters of Credit, the U.S. Prime Rate Loans and Libor Loans and other amounts payable by the U.S. Borrower under the U.S. Revolving Facility (including for greater certainty, any Loans made under the U.S. Swingline Facility which have become Loans under the U.S. Revolving Facility). The U.S. Agent shall make appropriate entries showing, as debits, the amount of the indebtedness of the U.S. Borrower in respect of the U.S. Prime Rate Loans and Libor Loans, as the case may be, the amount of all accrued interest, and any other amount due to the U.S. Lenders or the Agents pursuant hereto, according to the respective Participation of each Lender, and showing, as credits, each payment or repayment of principal and interest made in respect of such indebtedness, as well as any other amount paid to the U.S. Lenders or the Agents pursuant hereto, according to the respective Participation of each. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the U.S. Borrower and the U.S. Lenders. The U.S. Agent shall supply any U.S. Lender and the U.S. Borrower, upon request, with statements of such Accounts.

3.6	Accounts kept by the U.S. Swingline Lender

The U.S. Swingline Lender shall keep in its books Accounts for U.S. Prime Rate Loans and other amounts payable by the U.S. Borrower under the U.S. Swingline Facility. The U.S. Swingline Lender shall make appropriate entries, showing as debits, the amount of indebtedness of the U.S. Borrower in respect of the U.S. Prime Rate Loans, the amount of all accrued interest and any other amount due to the U.S. Swingline Lender and showing as credits, each payment or repayment of principal and interest made in respect of such indebtedness. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the U.S. Borrower. The U.S. Swingline Lender shall supply any U.S. Lender or the U.S. Borrower, upon request, with statements of such Accounts.

3.7	Accounts kept by each Canadian Lender

Each Canadian Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, the Prime Rate Loans, U.S. Base Rate Loans, Libor Loans, Bankers’ Acceptances and other amounts payable by the Canadian Borrower under this Agreement. Each Canadian Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the Canadian Borrower towards it in respect of the Letters of Credit, the Prime Rate Loans, U.S. Base Rate Loans, Libor Loans, and Bankers’ Acceptances, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto. These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against the Canadian Borrower.

3.8	Accounts kept by each U.S. Lender

Each U.S. Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, U.S. Prime Rate Loans, Libor Loans, and other amounts payable by the U.S. Borrower under this Agreement. Each U.S. Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the U.S. Borrower towards it in respect of the Letters of Credit, U.S. Prime Rate Loans, Libor Loans, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto. These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against the U.S. Borrower.

3.9	Promissory Notes

At the request of any Lender, each Borrower under the Facilities applicable to such Lender shall execute and deliver to such Lender a promissory note substantially in the form attached hereto as Schedule “L”.

3.10	Excess Resulting from Exchange Rate Change

(a)	Any time that, following one or more fluctuations in the exchange rate of the Canadian Dollar against the U.S. Dollar, the sum of:

(i)	the Borrowings in Canadian Dollars under the Canadian Facilities; and

(ii)	the Equivalent Amount in Canadian Dollars of the Borrowings in U.S. Dollars under the Canadian Facilities;

exceeds the Total Canadian Commitments then in effect, the Canadian Borrower shall, (i) if such excess amount is equal to or greater than three percent (3%) of the Total Revolving Commitments, within ten (10) days thereafter, or (ii) if such excess amount is less than three percent (3%) of the Total Revolving Commitments, on the earlier of (a) each next Conversion, BA Maturity Date or Interest Payment Date (with respect to Libor Loans), as applicable, or (b) next Quarter end, thereafter, either:

(i)	make the necessary payments or repayments to the Canadian Agent or Canadian Swingline Lender, as the case may be, to reduce such sum to an amount equal to or less than the Total Commitments under the Canadian Facilities in effect on the date of such payment or repayment; or

(ii)	maintain or cause to be maintained with the Canadian Agent deposits of U.S. Dollars in an amount equal to or greater than the amount by which such sum exceeds the Total Commitments under the Canadian Facilities in effect on the date such deposits are provided to the Canadian Agent, such deposits to be maintained in such form and upon such terms as are acceptable to the Canadian Agent. Until such time as such sum shall no longer exceed the Total Commitments under the Canadian Facilities, the Canadian Agent shall invest the deposits, in such manner and form of investment as shall be mutually acceptable to the Canadian Borrower and the Canadian Agent, and income earned thereon shall be received by the Canadian Agent for the Canadian Borrower’s account and paid to the Canadian Borrower.

(b)	Without in any way limiting the foregoing provisions, the Canadian Agent shall, on each Acceptance Date, Drawdown Date, Interest Payment Date and B/A Maturity Date make the necessary exchange rate calculations to determine whether any such excess exists on such date and, if there is an excess, it shall so notify the Canadian Borrower.

3.11	Currency

Borrowings and payments in respect thereof are payable in the currency in which they are denominated.

Article 4
– INTEREST, ACCEPTANCE FEE,
LETTER OF CREDIT FEE AND COMMITMENT FEES

4.1	Interest on Libor Loans

(a)	The U.S. Borrower shall pay, on each applicable Interest Payment Date, to the U.S. Agent for the account of the U.S. Lenders interest on each Libor Loan in U.S. Dollars drawn down by the U.S. Borrower for each Libor Interest Period at that rate per annum determined by the U.S. Agent to be equal to the sum of the applicable Libor Margin plus LIBOR. Each determination by the U.S. Agent of the rate of interest applicable to a Libor Interest Period shall, in the absence of manifest error, be final, conclusive and binding upon the U.S. Borrower and the U.S. Lenders. Upon determination of the rate of interest applicable on the Libor Determination Date, the U.S. Agent shall notify the U.S. Borrower and the U.S. Lenders of such rate. Such interest shall be calculated daily on the basis of the actual number of days elapsed divided by 360.

(b)	The Canadian Borrowers shall pay, on each applicable Interest Payment Date, to the Canadian Agent for the account of the Canadian Lenders interest on each Libor Loan in U.S. Dollars drawn down by the Canadian Borrower for each Libor Interest Period at that rate per annum determined by the Canadian Agent to be equal to the sum of the applicable Libor Margin plus LIBOR. Each determination by the Canadian Agent of the rate of interest applicable to a Libor Interest Period shall, in the absence of manifest error, be final, conclusive and binding upon the Canadian Borrower and the Canadian Lenders. Upon determination of the rate of interest applicable on the Libor Determination Date, the Canadian Agent shall notify the Canadian Borrower and the Canadian Lenders of such rate. Such interest shall be calculated daily on the basis of the actual number of days elapsed divided by 360.

(c)	The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.1 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 360.

4.2	Interest on U.S. Base Rate Loans

(a)	The Canadian Borrower shall pay to the Canadian Agent for the account of the Canadian Lenders in U.S. Dollars interest on each U.S. Base Rate Loan made under the Canadian Revolving Facility and the Term Loan Facility as evidenced by the Accounts of the Canadian Agent at a rate per annum equal to the sum of:

(i)	the U.S. Base Rate Margin; and

(ii)	the U.S. Base Rate.

(b)	The Canadian Borrower shall pay to the Canadian Swingline Lender in U.S. Dollars interest on each U.S. Base Rate Loan made under the Canadian Swingline Facility as evidenced by the Accounts of the Canadian Swingline Lender at a rate per annum equal to the sum of:

(i)	the U.S. Base Rate Margin; and

(ii)	the U.S. Base Rate.

(c)	Each change in the fluctuating rate for U.S. Base Rate Loan will take place simultaneously with a corresponding change in the U.S. Base Rate.

(d)	The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.2 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 365/366, as applicable.

(e)	This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter.

4.3	Interest on Prime Rate Loans

(a)	The Canadian Borrower shall pay the Canadian Agent for the account of the Canadian Lenders in Canadian Dollars interest on each Prime Rate Loan made under the Canadian Revolving Facility as evidenced by the Accounts at a rate per annum equal to the sum of:

(i)	the Prime Rate Margin; and

(ii)	the Prime Rate.

(b)	The Canadian Borrower shall pay to the Canadian Swingline Lender in Cdn.$ interest on each Prime Rate Loan made under the Canadian Swingline Facility as evidenced by the Accounts of the Canadian Swingline Lender at a rate per annum equal to the sum of:

(i)	the Prime Rate Margin; and

(ii)	the Prime Rate.

(c)	Each change in the fluctuating interest rate for a Prime Rate Loan will take place simultaneously with the corresponding change in the Prime Rate.

(d)	This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter and shall be calculated daily on the basis of the actual number of days elapsed in a year of 365 or 366 days, as the case may be.

4.4	Interest on U.S. Prime Rate Loans

(a)	The U.S. Borrower shall pay to the U.S. Agent for the account of the U.S. Lenders in U.S. Dollars interest on each U.S. Prime Rate Loan as evidenced by the Accounts at a rate per annum equal to the sum of:

(i)	the U.S. Prime Rate Margin; and

(ii)	the U.S. Prime Rate.

(b)	The U.S. Borrower shall pay to the U.S. Swingline Lender in U.S. Dollars interest on each U.S. Prime Rate Loan as evidenced by the Accounts of the U.S. Swingline Lender at a rate per annum equal to the sum of:

(i)	the U.S. Prime Rate Margin; and

(ii)	the U.S. Prime Rate.

(c)	Each change in the fluctuating rate for a U.S. Prime Rate Loan will take place simultaneously with a corresponding change in the U.S. Prime Rate.

(d)	The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.4 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 360.

(e)	This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter.

4.5	Libor Interest Periods

If the U.S. Borrower or the Canadian Borrower is borrowing by way of a Libor Loan or if the U.S. Borrower or the Canadian Borrower elects to convert into a Libor Loan pursuant to Section 2.3, the applicable Borrower shall, prior to the expiration or beginning of each Libor Interest Period , select and notify the Canadian Agent and/or the U.S. Agent, as the case may be, at least three (3) Business Days prior to:

(a)	the last day of the current Libor Interest Period for such Libor Loan;

(b)	the Conversion Date, as the case may be, of the next or new, as the case may be, Libor Interest Period applicable to such Libor Loan, which new Libor Interest Period, as applicable, shall commence on and include the day following the expiration of the prior Libor Interest Period. If a Borrower fails to select and to notify the Canadian Agent or the U.S. Agent, as the case may be, of the Libor Interest Period applicable to a Libor Loan, such Borrower shall be deemed to have selected a Libor Interest Period, of one (1) month or 30 days, as the case may be.

In any event, no Libor Interest Period shall end on a date falling after the Revolving Facilities Maturity Date or the Term Facility Maturity Date, as the case may be. The Borrowers shall ensure, when selecting a Libor Interest Period, that no Libor Loan shall be required to be prepaid in order for the Borrowers to perform their obligations under Section 3.1.

4.6	Interest on Overdue Amounts

The Canadian Borrower shall pay to the Canadian Agent for the account of the Canadian Lenders and the U.S. Borrower shall pay to the U.S. Agent for the account of the U.S. Lenders, on demand, interest on all overdue payments in connection with this Agreement, at a rate per annum which is equal to two percent (2%) per annum in excess of (a) the applicable rates of interest (inclusive of Libor Margin) payable under Section 4.1 in the case of payments of principal or interest on Libor Loans or (b) the applicable rates of interest (inclusive of Prime Rate Margin, U.S. Base Rate Margin or U.S. Prime Rate Margin) payable under Sections 4.2, 4.3 or 4.4 in the case of any other payments in Cdn.$ or U.S.$, as applicable.

4.7	Acceptance Fee

An Acceptance Fee shall be:

(a)	payable by the Canadian Borrower to the Canadian Agent for distribution to the Canadian Lenders on the Acceptance Date for each Bankers’ Acceptance issued; and

(b)	calculated on the Principal Amount of each Bankers’ Acceptance for the number of days in the term of such Bankers’ Acceptance and based on a year of 365 days.

4.8	Commitment Fees

(a)	From and including the Effective Date to and including the Revolving Facilities Maturity Date,

(i)	the Canadian Borrower shall pay to the Canadian Agent, for the account of the Canadian Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Canadian Revolving Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(ii)	the U.S. Borrower shall pay to the U.S. Agent, for the account of the U.S. Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the U.S. Revolving Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(iii)	the Canadian Borrower shall pay to the Canadian Swingline Lender, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Canadian Swingline Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be; and

(iv)	the U.S. Borrower shall pay to the U.S. Swingline Lender, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the U.S. Swingline Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be.

4.9	Letter of Credit Fronting Fee

The Canadian Borrower or U.S. Borrower, as the case may be shall pay to the Issuing Bank for its own account issuing a Letter of Credit on behalf of such Borrower, a letter of credit fronting fee of 0.25% of the Principal Amount of such Letter of Credit. This fee is payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) for the period up to and including the last day of the previous Quarter.

4.10	Effective Date for Changes in Applicable Margins

(a)	On the Effective Date, the Applicable Margin will be set at level five until the first day of the month following the delivery of financial statements of the Canadian Borrower in accordance with Section 8.2(h) reflecting the Advance under the Term Loan Facility and providing the information confirming that an adjustment to the Applicable Margins has come into effect or that no adjustment to the Applicable Margins has come into effect, as the case may be. For greater clarity, level two of the Applicable Margin shall apply prior to the Effective Date.

(b)	In the event that the Canadian Borrower fails to deliver its financial statements when required in accordance with Section 8.2(h), Applicable Margins shall be adjusted to level five until the first day of the month following the delivery of financial statements of the Canadian Borrower providing the information confirming that an adjustment to the Applicable Margins has come into effect or that no adjustment to the Applicable Margins has come into effect, as the case may be.

(c)	Notwithstanding any other provision of this Agreement, in the event that the Borrowers are entitled to an adjustment to the rates applicable to any Borrowings outstanding by way of Bankers’ Acceptances, Letters of Credit, and/or Loans, such rates shall not be adjusted prior to:

(i)	in the case of Bankers’ Acceptances, the applicable B/A Maturity Date;

(ii)	in the case of Letters of Credit, the next fee payment date; and

(iii)	in the case of Loans, the end of the applicable Interest Period.

Article 5
– CONDITIONS PRECEDENT

5.1	Conditions Precedent to the Borrowing under the Term Loan Facility and to the Amendment and Restatement of the Original Credit Agreement

The Lenders’ and Issuing Banks’ obligations to make available the Borrowing under the Term Loan Facility, and their agreement to the effectiveness of the restatement of the Original Credit Agreement contemplated by this Agreement, is subject to and conditional upon the satisfaction or waiver by the Lead Arranger of each of the following conditions:

(a)	the Canadian Agent shall have received a notice of the requested Borrowing in accordance with Section 2.2;

(b)	the following representations and warranties would, if made on the Effective Date, be true and accurate in all material respects: (a) such of the representations made by, or with respect to, the Acquisition Target in the Acquisition Agreement as are material to the interests of the Lenders (in their capacities as such), but only if and to the extent that the Borrowers (or their affiliates) have the right (taking into account any applicable cure provisions) to terminate a Borrower's (and/or their affiliates') obligations under the Acquisition Agreement or the right to elect not to consummate the Bellwether Acquisition (in each case, in accordance with the terms thereof) as a result of a breach of such representations in the Acquisition Agreement and (b) the Specified Representations (unless such Specified Representations relate to an earlier date, in which case, such Specified Representations shall have been true and accurate in all material respects as of such earlier date); provided that the foregoing materiality qualifier shall not be applicable to any representations qualified or modified by materiality;

(c)	the following shall have been delivered to the Collateral Agent, in each case, in form and substance satisfactory to the Collateral Agent and Lenders’ Counsel and in the case of clause (iii) of this paragraph, in form and substance satisfactory to the U.S. Lender referred to therein:

(i)	the certificate of an officer or manager, as applicable, attaching copies of the articles and certificate of incorporation of each of the Borrowers and the Guarantors, their respective borrowing by laws, if any, and resolutions of their respective boards of directors or managers authorizing the execution, delivery and performance of this Agreement and the Security by them respectively;

(ii)	the certificate (without personal liability) of the president, the chief financial officer or treasurer or corporate controller or secretary or manager, as applicable, of each of the Borrowers and the Guarantors confirming, in all material respects, the veracity of the representations and warranties set out in Section 8.1, substantially as set out in Schedule “G” supplemented by all such certificates as Lenders’ Counsel may require;

(iii)	promissory note(s) requested by a U.S. Lender; and

(iv)	incumbency certificates setting forth the signatures and titles of Authorized Signatories for each Borrower, certifying their authority to sign this Agreement and any documents contemplated hereby or provided in connection herewith, provided that any such certificates shall not include any representation or statement as to the absence (or existence) of any default or event of default or a bring down of representations and warranties other than the Specified Representations;

(d)	the Canadian Agent shall have received the opinions in form and substance satisfactory to the Canadian Agent, the Lenders and the Lenders’ Counsel of each of Borrowers’ and Guarantors’ Canadian Counsel, Borrowers’ and Guarantors’ U.S. Counsel and Borrowers’ and Guarantors’ Luxembourg Counsel each addressed to the Canadian Agent, the U.S. Agent, the Collateral Agent, the Lenders and Lenders’ Counsel;

(e)	the Collateral Agent shall have received all the Security and all registrations and filings, in respect of the Security, shall have been made (to the satisfaction of Lenders’ Counsel) in such jurisdictions as Lenders’ Counsel shall determine to be necessary or appropriate; provided that items set forth in Schedule “M” may be delivered in accordance with Schedule “M” and Section 8.2(q);

(f)	on or before the Effective Date, the Collateral Agent, the Canadian Agent, the U.S. Agent, the Lenders and Lenders’ Counsel shall have received (i) all documents deliverable pursuant to the closing checklist prepared by Lenders’ Counsel, and (ii) payment of all fees or other amounts then due and payable to them in connection with this Agreement;

(g)	the Administration Agent shall have received, at least 3 Business Days prior to the Effective Date (or such shorter periods as the Lead Arranger shall agree), all documentation and other information required by regulatory authorities with respect to the Borrowers and Guarantors and their senior management and key principals under applicable "know your customer" and anti-money laundering rules and regulations, including, without limitation, the Proceeds of Crime Act and the Patriot Act (including a certificate regarding beneficial ownership required by 31 C.F.R. §1010.230), in each case that has been reasonably requested by the Administration Agent or any Lender at least 10 Business Days in advance of the Effective Date;

(h)	simultaneously with the initial funding under the Term Loan Facility, the Bellwether Acquisition shall be consummated in accordance in all material respects with the terms of the Acquisition Agreement, but without giving effect to any amendments thereto, waivers or consents with respect thereto that are materially adverse to the interests of the Lenders or the Lead Arranger, without the consent of the Lead Arranger, such consent not to be unreasonably withheld, delayed or conditioned (it being understood and agreed that any amendment or modification to, or waiver or consent in respect of, the definition of “Material Adverse Effect” shall be deemed to be materially adverse to the interests of the Lenders and the Lead Arranger);

(i)	since the date of the execution of the Acquisition Agreement, there will not have occurred a Material Adverse Effect (as defined in the Acquisition Agreement);

(j)	receipt of annual financial statements in respect of the Acquisition Target for the three most-recently completed fiscal years (which the Lead Arranger acknowledges have been delivered on the date hereof); and

(k)	payment of all fees and expenses required to be paid on or prior to the Effective Date pursuant to the Fees Arrangement (in the case of expenses, to the extent invoiced at least three Business Days prior to the Effective Date).

5.2	Conditions Precedent to Subsequent Borrowings

The Lenders’ and Issuing Banks’ obligations to continue to make available any Borrowings under the Facilities (other than the Term Loan Facility) on any Drawdown Date or Acceptance Date (other than in respect of a Conversion pursuant to Section 2.3) or date of issuance, extension or increase of a Letter of Credit is subject to and conditional upon the satisfaction of each of the following conditions:

(a)	on each Drawdown Date, Acceptance Date or date of issuance of a Letter of Credit:

(i)	the Canadian Agent and the U.S. Agent, as the case may be, shall have received a notice of the requested Borrowing or Conversion in accordance with Section 2.2 or 2.3, as applicable, and with respect to Letters of Credit, the Issuing Bank shall have received an application therefor and any other documents it may require, all in form and substance satisfactory to such Issuing Bank;

(ii)	there shall exist no Default or Event of Default; and

(iii)	the representations and warranties set out in Section 8.1 would, if made on such date, be true and accurate in all material respects on each such Drawdown Date or Acceptance Date or date of issuance of a Letter of Credit.

5.3	Conditions Precedent to Borrowings to Make Acquisitions

The Lenders’ obligations to make available any Borrowings for acquisitions (other than increases in the interest in a Subsidiary already owned directly or indirectly by a Borrower, the Bellwether Acquisition and the acquisitions of Unrestricted Entities) on any Drawdown Date or Acceptance Date are subject to and conditional upon the satisfaction of each of the following conditions (in addition to the conditions set out in Section 5.1):

(a)	at least five (5) Business Days prior to such Drawdown Date or Acceptance Date the Canadian Agent or the U.S. Agent, as the case may be, shall have received a certificate (which certificate shall only be required to be delivered for acquisitions having a purchase price or cost that is equal to or greater than U.S.$10,000,000; provided, however, that the conditions set forth in subsections 5.3(a)(i) - (iv) below (whether or not required to be reported hereby) shall be met in all circumstances) from the Canadian Borrower’s chief executive officer, chief financial officer or corporate controller, substantially as in Schedule “J”, to the following effect:

(i)	the proposed Borrowing shall be used to assist a Borrower in financing the acquisition of an Eligible Business;

(ii)	in the opinion of the Canadian Borrower or, where the Canadian Borrower has identified the existence of potentially Hazardous Materials, a third party environmental consultant engaged by the Canadian Borrower of experience and reputation reasonably satisfactory to such Agent certifying that such Eligible Business has been and can continue to be conducted in compliance with any applicable Environmental Laws and that no material adverse change in the earnings of the applicable Acquisition Entity or the Canadian Borrower shall result therefrom;

(iii)	that no Event of Default or event which with notice or the passage of time or both will become an Event of Default or will occur as a consequence of such acquisition;

(iv)	certifying that any Shareholders’ Agreement entered into in connection with the acquisition noted therein contains (A) a call price formula applicable to the future acquisition of shares or other ownership interests of such Acquisition Entity not purchased at the time of such acquisition; and (B) a provision whereby each third party minority shareholder agrees that (x) such call option may be assigned to an affiliate lender and/or to the Collateral Agent, and (y) all Intercompany Debt and Security, including its guarantee and security thereunder, may be assigned to an affiliate of such lender and to the Collateral Agent; and

(v)	describing any Shareholders’ Agreement to be entered into in connection with such acquisition noted therein, including a description of the call price formula applicable to the future acquisition of shares or other ownership interests of such Acquisition Entity not purchased at the time of such acquisition; and

(b)	in the event that Total Debt to Consolidated EBITDA is at 3.25:1 or higher, determined on a pro forma basis after giving effect to the proposed acquisition, the Borrowers will have received the consent of the Majority Lenders.

Article 6
– PREPAYMENT, CANCELLATION,
REALLOCATION, MANDATORY APPLICATION OF CASH PROCEEDS

6.1	Prepayment and Cancellation

(a)	The Borrowers may at any time prepay (including the pledging and depositing of cash collateral required hereunder, as applicable), in whole or in part, Borrowings outstanding under the Facilities and thereby reduce or cancel, as the case may be, corresponding Commitments by the amount of such prepayment upon giving the Canadian Agent and/or the U.S. Agent, as the case may be, at least three (3) Business Days’ prior written notice, in the case of the Canadian Facilities, in minimum amounts of Cdn.$10,000,000 and multiples of Cdn.$1,000,000 thereafter (or the Equivalent Amount thereof in U.S.$) and in the case of the U.S. Facilities, in minimum amounts of U.S.$10,000,000 and multiples of U.S.$1,000,000 thereafter. Any such prepayment of Borrowings outstanding under the Facilities shall be applied against reductions of Commitments and related repayment instalments required to be made under Section 3.2 in inverse order of maturity.

For greater certainty repayments made under a Revolving Facility or a Swingline Facility pursuant to Section 2.2 do not constitute prepayments under this Section 6.1.

(b)	The Borrowers may, at any time, reduce or cancel any unused portion of the Commitments, provided that to the extent any such reduction shall cause any Borrowings outstanding to exceed the Commitments so reduced or cancelled such Borrowers shall prepay any such excess in accordance with paragraph (a) above.

(c)	Any prepayment and reduction or cancellation relating to Bankers’ Acceptances, or Libor Loans shall be made subject to the Borrowers’ obligations under Section 7.4.

(d)	Any such prepayment and reduction shall reduce the Commitments of the Lenders pro rata according to their respective Participations.

6.2	Notice

Each notice of prepayment and reduction or cancellation given pursuant to this Article shall be in the form of Schedule “B”, shall be irrevocable and shall specify the date upon which such prepayment and reduction or cancellation is to be made. A Borrower may not thereafter give a notice of prepayment and reduction or cancellation of such part of the Facilities for a date other than the date so specified in any previous such notice.

6.3	Status of Lender

If, at any time:

(a)	the Commitment of any Lender is, in accordance with the terms of this Agreement, permanently reduced to zero;

(b)	all indebtedness owed to such Lender by the Borrowers hereunder or in connection herewith has been finally and indefeasibly satisfied in full; and

(c)	such Lender is under no further actual or contingent obligation hereunder;

then such Lender shall cease to be a party hereto and a Lender for the purposes hereof; provided however that all indemnities and provisions of this Agreement for the benefit of such Lender shall survive termination for the benefit of such Lender.

6.4	Fees

Upon cancellation of the Facilities in accordance with this Article 6, all accrued and unpaid fees for the Facilities as provided shall be paid in full on and to such cancellation date.

6.5	Mandatory Application of Cash Proceeds

Each Borrower shall apply 100% of the net cash proceeds which are derived from the sale or disposition of assets by it or any of its Subsidiaries (other than Unrestricted Entities), other than in the ordinary course of business, towards repayment of the Principal Amount of Borrowings outstanding from time to time under the Facilities, except to the extent (a) that such net proceeds are reinvested within 12 months of receipt thereof (unless such time period is extended with the prior written consent of the Majority Lenders), in the businesses of the Borrowers and their Subsidiaries or (b) that such net proceeds are less than U.S.$20,000,000 in the aggregate during the term of this Agreement. Any such prepayment shall constitute a permanent reduction of availability under the Facilities In the event that all or any part of such net proceeds are in excess of the amount required to prepay the outstanding indebtedness under the Facilities at such time, (the “Excess Proceeds”) the availability under the Facilities shall be permanently reduced by the amount of such prepayment plus by the amount of the Excess Proceeds.

6.6	Reallocation

The Canadian Borrower may, no more than four (4) times per annum and with thirty (30) days prior written notice, require that the Canadian Agent reallocate, amongst the U.S. and Canadian Lenders, the Total Canadian Revolving Commitments and the Total U.S. Revolving Commitments. Application of such request shall be subject to there being no outstanding Advances under each Facility in excess of the modified Commitment for such Facility. Any increase in one Facility must have a corresponding decrease in another Facility. Following an increase in a Facility and a corresponding reduction in another, the Canadian Agent shall make such changes as are necessary to Schedule “I” hereto to reflect such changes to the Commitments. Notwithstanding the foregoing, the Borrowers shall attempt to ensure that the effective date of any such increase shall be the maturity date of all Libor Interest Periods or BA Maturity Dates outstanding under such Facility. If the effective date for such increase is not on a maturity date of all such Libor Interest Periods or BA Maturity Dates, the Borrowers agree that the Agent and the Lenders shall be entitled to terminate any outstanding Libor Loans or Bankers’ Acceptances necessary to ensure that Lenders will have Advances outstanding in respect of the Facility, as applicable, based on their Participation. Each Borrower agrees that it shall be bound by the indemnification provisions of Section 7.4 with respect to all breakage costs incurred by an Agent or any Lender with respect to the termination of any existing Libor Loans or Bankers’ Acceptances for such purposes.

Article 7
– SPECIAL LIBOR
AND INCREASED COST PROVISIONS

7.1	Substitute Rate of Borrowing

(a)	If, on any Libor Determination Date during the term of this Agreement, any Lender reasonably determines (which determination is final, conclusive and binding upon the Borrowers and the Lenders) and advises the Canadian Agent or the U.S. Agent, as the case may be, that:

(i)	adequate and fair means do not exist for ascertaining the rate of interest on a Libor Loan,

(ii)	the making or the continuing of a loan bearing interest substantially similar to a Libor Loan by such Lender has become impracticable by reason of circumstances which materially and adversely affect, in the case of a Libor Loan, the London interbank market, or

(iii)	deposits in U.S. Dollars are not available to such Lender, in the case of a Libor Loan, in the London interbank market, in sufficient amounts in the ordinary course of business for the applicable Libor Interest Period to make, fund or maintain a loan bearing interest substantially similar to a Libor Loan during such Libor Interest Period, then, the Canadian Agent or the U.S. Agent, as the case may be, shall promptly notify the applicable Borrower in writing and such Borrower shall (if so notified), promptly and, in any event, no later than by close of business on the day it receives such notification, advise such Agent of the Type into which the Borrower wishes to convert such Libor Loan. Should a Borrower fail to advise such Agent, the Borrower shall be deemed to have given such Agent notice to convert (a) any such Libor Loan to the Canadian Borrower denominated in U.S.$, into a U.S. Base Rate Loan, and any such Libor Loan will be deemed to be a U.S. Base Rate Loan for all purposes under this Agreement, and (b) any such Libor Loan to U.S. Borrower, into a U.S. Prime Rate Loan, and any such Libor Loan will be deemed to be a U.S. Prime Rate Loan for all purposes under this Agreement.

With a view to returning to the normal operation of the Facilities, the Canadian Agent or the U.S. Agent, as the case may be, shall, after having consulted with the applicable Borrowers and the Lenders, examine the situation at least weekly to determine if the circumstances described in Section 7.1(a)(i), (ii) or (iii) still prevail.

(b)	If at any time the Canadian Agent or the U.S. Agent, as the case may be, reasonably determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in clause 7.1(a)(i) have arisen and such circumstances are unlikely to be temporary or (ii) the circumstances set forth in clause 7.1(a)(i) have not arisen but either (w) the supervisor for the administrator of Libor has made a public statement that the administrator of Libor is insolvent (and there is no successor administrator that will continue publication of Libor), (x) the administrator of Libor has made a public statement identifying a specific date after which Libor will permanently or indefinitely cease to be published by it (and there is no successor administrator that will continue publication of Libor), (y) the supervisor for the administrator of Libor has made a public statement identifying a specific date after which Libor will permanently or indefinitely cease to be published or (z) the supervisor for the administrator of Libor or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which Libor may no longer be used for determining interest rates for loans, then the Canadian Agent or the U.S. Agent, as the case may be, and the Borrowers shall endeavor to establish an alternate rate of interest to Libor that gives due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans in the Canada or United States, as the case may be, at such time, and shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable (but for the avoidance of doubt, such related changes shall not include a reduction of the Applicable Margin); provided that, if such alternate rate of interest as so determined would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement. Notwithstanding anything to the contrary in Section 13.8, such amendment shall become effective without any further action or consent of any other party to this Agreement so long as the Administrative Agent shall not have received, within five Business Days of the date notice of such alternate rate of interest is provided to the Lenders, a written notice from the Majority Lenders stating that such Majority Lenders object to such amendment. Until an alternate rate of interest shall be determined in accordance with this Section 7.1(b) (but, in the case of the circumstances described in clause (ii)(w), clause (ii)(x) or clause (ii)(y) of the first sentence of this Section 7.1(b), only to the extent Libor for such Interest Period is not available or published at such time on a current basis), (x) any notice that requests the conversion of any Revolving Borrowing to, or continuation of any Revolving Borrowing as, a Libor Loan shall be ineffective, (y) if a Borrower requests a Libor Loan Borrowing, such Borrowing shall be made, in the case of the Canadian Borrower, as a U.S. Base Rate Loan and, in case of the U.S. Borrower, as a U.S. Prime Rate Loan and (z) any request by a Borrower for a Libor Loan shall be ineffective.

(c)	If the Canadian Agent (on instruction from any Lender) determines in good faith, which determination will be final, conclusive and binding upon the Borrowers, and so notifies the Canadian Borrower, that there does not exist at the applicable time a normal market in Canada for the purchase and sale of Bankers Acceptances, any right of the Canadian Borrower to require the Lenders to purchase Bankers’ Acceptances and Discount Notes under this Agreement will be suspended until the Canadian Agent determines that such market does exist and gives notice thereof to the Canadian Borrower and any Drawdown Notice or Conversion notice requesting Bankers’ Acceptances will be deemed to be a Drawdown Notice or Conversion Notice requesting a Prime Rate Loan in a similar aggregate principal amount.

(d)

(i)	If the Agent reasonably determines (which determination shall be conclusive absent manifest error), or the Borrowers or the Majority Lenders notify the Agent that the Borrower or Majority Lenders (as applicable) have determined that:

(A)	adequate and reasonable means do not exist for ascertaining CDOR, including because the Reuters Screen CDOR is not available or published on a current basis for the applicable Interest Period and such circumstances are unlikely to be temporary;

(B)	the administrator of CDOR or a Governmental Authority having jurisdiction has made a public statement identifying a specific date after which CDOR will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans;

(C)	a Governmental Authority having jurisdiction over the Agent has made a public statement identifying a specific date after which CDOR shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in clause (B) above and in this clause (C) a “CDOR Scheduled Unavailability Date”); or

(D)	syndicated loans currently being executed, or that include language similar to that contained in this Section, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace CDOR, then reasonably promptly after such determination by the Agent or receipt by the Agent of such notice, as applicable, the Agent and the Borrowers may mutually agree upon a successor rate to CDOR, and the Agent and the Borrowers may amend this Agreement to replace CDOR with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar Canadian Dollars denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “CDOR Successor Rate”), together with any proposed CDOR Successor Rate conforming changes and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth Business Day after the Agent shall have posted such proposed amendment to all Lenders and the Borrowers unless, prior to such time, Lenders comprising the Majority Lenders have delivered to the Agent written notice that such Majority Lenders do not accept such amendment.

(ii)	If no CDOR Successor Rate has been determined and the circumstances under clause 7.1(d)(i)(A) above exist or a CDOR Scheduled Unavailability Date has occurred (as applicable), the Agent will promptly so notify the Borrowers and each Lender. Thereafter, the obligation of the Lenders to make or maintain Bankers’ Acceptances and BA Equivalent Loans, shall be suspended (to the extent of the affected Bankers’ Acceptances, BA Equivalent Loans, or Interest Periods). Upon receipt of such notice, a Borrower may revoke any pending request for an Advance of, conversion to or rollover of Bankers’ Acceptances or BA Equivalent Loans, (to the extent of the affected Bankers’ Acceptances, BA Equivalent Loans, or Interest Periods) or, failing that, will be deemed to have converted such request into a request for an Advance of Canadian Prime Rate Advances (subject to the foregoing clause (ii)) in the amount specified therein.

(iii)	Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than zero for the purposes of this Agreement. In addition, CDOR shall not be included or referenced in the definition of Canadian Prime Rate.

7.2	Increased Cost

If the introduction of, or any change in, Applicable Law, regulation, treaty or official directive or regulatory requirement now or hereafter in effect (whether or not having the force of law) or in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, or if compliance by a Lender with any request from any central bank or other fiscal, monetary or other regulatory authority (other than a change in the relative credit rating or borrowing ability of a Lender) (whether or not having the force of law):

(a)	subjects any Lender to any Tax, or changes the basis of taxation of payments due to such Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by a Borrower to such Lender under this Agreement (in each case, except for Taxes on the net income or capital of such Lender),

(b)	imposes, modifies or deems applicable any reserve, special deposit, regulatory, capital or similar requirement against assets held by or deposits in or for the account of, or loans bearing interest at a rate fixed on the basis of the London interbank market rates by, or any other acquisition of funds for loans bearing interest at a rate fixed on the basis of the London interbank market rates or any commitments or authorizations in respect thereof by any Lender or an office of any Lender, or

(c)	imposes on any Lender any other condition with respect to this Agreement (except for Taxes on the net income or capital of such Lender),

and the result of Sections 7.2(a), (b) or (c) is to increase the cost to any Lender or to reduce the income receivable by such Lender in respect of a Libor Loan or BA Equivalent Loan by any amount, the applicable Borrower shall pay to the Canadian Agent or the U.S. Agent, as the case may be, for the account of any such Lender, that amount which compensates such Lender for such additional cost or reduction in income (“Additional Compensation”) arising and calculated as and from a date which shall not be earlier than the 30th day preceding the date the applicable Borrower receives the notice referred to in the following sentence. Upon any Lender having determined that it is entitled to Additional Compensation, it shall promptly notify the Canadian Agent or the U.S. Agent, as the case may be, and such Agent shall promptly notify the applicable Borrower. A certificate by any manager of such Lender setting forth the amount of the Additional Compensation and the basis for it shall be submitted by such Lender to such Agent and forwarded by such Agent, to the applicable Borrower and, absent manifest error, shall be prima facie evidence of the amount of the Additional Compensation and the applicable Agent shall debit, from the applicable Borrower’s accounts, the amount stipulated as Additional Compensation in such certificate in accordance with Section 10.8.

If an Agent notifies a Borrower pursuant to this Section 7.2, such Borrower shall have the right, upon written irrevocable notice to that effect delivered to such Agent at least ten (10) Business Days prior to the end of such Libor Interest Period, to repay or convert such Lender’s Participation in any such Libor Loan in full, together with payment of accrued interest and the Additional Compensation to the date of payment, to U.S. Base Rate Loans which do not suffer the same defect or U.S. Prime Rate Loans, as the case may be, denominated in U.S.$.

7.3	Illegality

If the introduction of or change to any present or future Applicable Law, or any change in the interpretation or application thereof by any Governmental Authority, shall make it unlawful for any Lender to make or maintain any Loan or to give effect to its obligations in respect of such Loan as contemplated hereby, such Lender may, by notice to the Borrowers and to the Agents, declare that its obligations hereunder in respect of such Loan shall be terminated, and thereupon the applicable Borrower shall prepay to the applicable Agent on behalf of such Lender within the time required by such Applicable Law (or at the end of such longer period as such Lender in its discretion has agreed) all of the Obligations in respect of such Loan including all amounts payable in connection with such prepayment pursuant to Section 7.4. If there are any types of Loans hereunder that are not so affected, the applicable Borrower may convert the Loans which are affected into one of the types of Loans that are not affected. Any prepayment under this Section 7.3 shall not reduce any Lender’s Commitment.

7.4	Indemnity

If a Borrower prepays or converts, whether pursuant to Section 6.1, 7.2, 7.3 or 7.5 or otherwise repays pursuant to Section 6.5, a Libor Loan or a Banker’s Acceptance on a day other than the last day of a Libor Interest Period or BA Maturity Date, as applicable, such Borrower shall indemnify the Lenders for any loss, cost or expense (except that in the case of prepayment or conversion pursuant to Section 7.3, such loss, cost or expense shall be restricted to actual costs incurred by the Lenders) incurred in maintaining or redeploying deposits obtained by the Lenders to fund such Libor Loan or Banker’s Acceptance. The provisions of Section 11.1(d) shall apply to such indemnification mutatis mutandis.

7.5	Other Increased Costs or Reductions in Return

(a)	If, with respect to any accommodation of any kind or nature provided by the Lenders under this Agreement, whether by way of Bankers’ Acceptances or otherwise (each accommodation being in this Section 7.5 referred to as an “Accommodation”) and as a result of the introduction of or any change in any law, regulation, rule or order or in its interpretation or administration or by reason of any compliance with any guideline, request or requirement from any fiscal, monetary or other authority (other than a change in the relative credit rating or borrowing ability of a Lender with respect to such Accommodation) (whether or not having the force of law) which it is customary for a bank or other lending institutions to comply with in respect of all its loans or facilities of similar type in Canada or the U.S. as the case may be, in relation to Facilities made available to the Borrowers:

(i)	any Lender incurs a cost (which it would not otherwise have incurred) or becomes liable to make a payment (calculated with reference to the Borrowings outstanding under an Accommodation) with respect to continuing to provide or maintain an Accommodation (other than Taxes imposed on the net income or capital of such Lender);

(ii)	any reserve, special deposit, capital or similar requirement is imposed or increased with respect to an Accommodation increasing the cost thereof to any Lender; or

(iii)	any Lender suffers a reduction in its effective return on the date hereof, on the transactions contemplated under this Agreement (as determined by such Lender after taking into account any reduction in the rate of return (before Tax) on its overall capital arising as a consequence of compliance with any such guideline, request or requirement as aforesaid);

then the Borrowers shall, subject to the terms and conditions hereof, pay to such Lender such amount (the “Additional Other Compensation”) as will compensate the Lender for and will indemnify the Lender against such increase in costs or reduction of rate of return with respect to the Facilities (arising and calculated as and from a date which shall not be earlier than the 30th day preceding the date a Borrower receives notice from the Canadian Agent or the U.S. Agent, as the case may be, pursuant to Section 7.5(b) below).

(b)	The Lender shall, forthwith, after incurring a cost as set out in Section 7.5(a)(i), suffering an increase in cost as set out in Section 7.5(a)(ii) or suffering a reduction in its effective return as set out in Section 7.5(a)(iii) (each being in this Section referred to as an “Event”) entitling the Lender to the payment of Additional Other Compensation and the Lender determining to claim such Additional Other Compensation, shall give notice to the Canadian Agent or the U.S. Agent, as the case may be, of the Additional Other Compensation claimed with details of the Event giving rise thereto and the Agent shall promptly provide a copy of such notice to the applicable Borrower. Such Lender shall at that time or within 20 days thereafter provide to such Agent a certificate setting out in reasonable detail a compilation of the Additional Other Compensation claimed (and where appropriate the Lender’s reasonable allocation to a Facility of Additional Other Compensation with respect to the aggregate of such similar facilities granted by the Lender affected by such Event) or, if the Lender is then unable to determine the Additional Other Compensation or the method of compilation thereof, an estimate of such Additional Other Compensation and/or the method or the basis on which the Lender estimates the calculation will be made which estimate will be confirmed or adjusted by the aforesaid certificate. The Agent shall promptly provide a copy of such certificate to the applicable Borrower. The certificate of the Lender with respect to the Additional Other Compensation shall , absent manifest error, constitute prima facie evidence of the amount payable. The Borrower shall, within 60 days of receipt of such notice from the Lender, pay to such Agent, for the account of the Lender, the Additional Other Compensation (or the estimated Additional Other Compensation) claimed but if the Additional Other Compensation claimed and paid is greater or lesser than the Additional Other Compensation as finally determined, the Lender or the Borrower, as the case may be, shall pay to the other the amount required to adjust the payment to the Additional Other Compensation required to be paid. The obligation to pay such Additional Other Compensation for subsequent periods will continue, subject as herein provided, until the earlier of the termination of the Accommodation affected by the Event referred to in the notice given by the Lender to the Agent or the lapse or cessation of the Event giving rise to the Additional Other Compensation.

(c)	Within 120 days of receipt of the above mentioned notice from the Agent, the Borrower may notify such Agent that it elects to repay or cancel, as the case may be, an Accommodation with respect to which Additional Other Compensation is claimed, or such Lender’s Participation therein, and, if such election to repay or cancel is made, the Borrower shall 45 days after the giving of the notice of election to repay or cancel to such Agent (for distribution to the Lenders or to such Lender, as the case may be) such Accommodation or Participation, as the case may be, pay or cancel the same, together with payment of accrued interest, if any, and the Additional Other Compensation (or the estimated Additional Other Compensation) applicable thereto calculated to the date of such repayment or cancellation. If any such repayment constitutes a prepayment of Bankers’ Acceptances, the Canadian Borrower shall deposit with the Canadian Agent (for the benefit of the Canadian Lenders involved) an amount equal to the face amount of all Bankers’ Acceptances then outstanding which are to be prepaid (the “Prepaid Bankers’ Acceptances”). The Canadian Agent shall, upon maturity of the Prepaid Bankers’ Acceptances, apply the sum so deposited against payment of the Prepaid Bankers’ Acceptances and remit to the Canadian Borrower the interest earned on the sum deposited.

(d)	For greater certainty, the costs referred to in Section 7.5(a) which may be included in Additional Other Compensation shall not include costs (i) which have already been factored into the Prime Rate, the U.S. Base Rate or the U.S. Prime Rate, as the case may be or (ii) which are attributable to staff time and related administrative costs incurred in the preparation and submission of compliance reports.

7.6	Additional Cost in Respect of Tax

(a)	Each payment to be made by a Borrower or a Guarantor hereunder or in connection herewith to any other party hereto shall be made free and clear of and without deduction for or on account of Tax (except for Taxes on the net income or capital of a Lender or Taxes resulting from such Lender changing its residency for tax purposes) unless a Borrower or such Guarantor is required to make such a payment subject to the deduction or withholding of Tax, in which case the sum payable by such Borrower or such Guarantor in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, such other party hereto receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.

(b)	If any Lender or any Agent, on behalf of such Lender or on its own behalf, is required by law to make any payment on account of Tax (except for Taxes on the overall net income or capital of such Lender or Agent or Taxes resulting from such Lender or Agent changing its residency for tax purposes) on or in relation to any sum received or receivable hereunder by such Lender or such Agent, or any liability in respect of any such payment is asserted, imposed, levied or assessed against such Lender or such Agent, the applicable Borrower and the Guarantors, as applicable will, upon demand of such Lender or Agent, promptly indemnify such Lender or Agent (as the case may be) against such payment or liability, together with any interest, penalties and expenses payable or incurred in connection therewith. If a Lender or Agent has paid over on account of Tax (other than Taxes excepted above) an amount paid to such Lender or Agent by a Borrower or a Guarantor pursuant to the foregoing indemnification and the amount so paid over is subsequently refunded to such Lender or Agent, in whole or in part, such Lender shall promptly remit such amount refunded to such Borrower or Guarantor, as the case may be.

7.7	Claims under Section 7.6

A Lender or Agent intending to make a claim pursuant to Section 7.6 shall deliver to the Canadian Agent or the U.S. Agent, as the case may be, reasonably promptly after becoming aware of the circumstances giving rise to the claim, a certificate to that effect specifying the event by reason of which it is entitled to make such claim and setting out in reasonable detail the basis and computation of such claim. Such Agent shall promptly deliver to the applicable Borrower a copy of such certificate.

7.8	Tax Receipts

If at any time a Borrower is required by law to make any deduction or withholding from any sum payable by it hereunder or in connection herewith (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated) such Borrower shall promptly notify the Canadian Agent or the U.S. Agent, as the case may be, thereof.

If a Borrower makes any payment hereunder or in connection herewith in respect of which it is required by law to make any deduction or withholding it shall pay the full amount to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under Applicable Law and shall deliver to such Agent within 30 days after it has made such payment to the applicable authority:

(a)	a receipt issued by such authority; or

(b)	other evidence reasonably satisfactory to such Agent evidencing the payment to such authority of all amounts so required to be deducted or withheld from such payment.

7.9	Internal Revenue Service Forms

(a)	Prior to any payment being made by a Borrower hereunder, each U.S. Lender and each of their respective successors and assigns, shall provide the U.S. Borrower (with copies to the U.S. Agent), with (x) properly completed and executed Internal Revenue Service Forms W8ECI or W8BEN-E or Form W-9, as appropriate, or any successor Forms prescribed by the Internal Revenue Service, certifying that such Lender is entitled to benefits under an income tax treaty to which the United States is a party which exempts such Lender from United States withholding tax or certifying that the income receivable by it pursuant to this Agreement is effectively connected with the conduct of a trade or business in the United States or certifying that such Lender is a U.S. Person as defined by Section 7701(a)(30) of the Code or (y) solely if such Lender is claiming exemption from United States withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, a Form W8BEN-E, or any successor form prescribed by the Internal Revenue Service, and a certificate representing that such Lender is not a bank for purposes of Section 881(c) of the Code, is not a ten percent (10%) shareholder (within the meaning of Section 871(h)(3)(B) of the Code) of the U.S. Borrower and is not a controlled foreign corporation related to the U.S. Borrower (within the meaning of Section 864(d)(4) of the Code).

If a payment made to a Lender under this Agreement or any other Loan Document would be subject to United States withholding Tax imposed by FATCA and if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Agent, at the time or times prescribed by law and at such time or times reasonably requested by the Agent, such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Agent as may be necessary for the Agent to comply with its obligations under FATCA, to determine that such Lender has or has not complied with such Lender’s obligations under FATCA and, as necessary, to determine the amount to deduct and withhold from such payment. Solely for purposes of this Section 7.9(a), “FATCA” shall include any amendments made to FATCA after the date of this Agreement. Agent shall not be responsible for any Lender’s failure to be in compliance with its obligations under FATCA and Agent shall not be responsible to undertake any such Lender’s obligations.

(b)	For any period with respect to which a U.S. Lender has failed to provide the U.S. Borrower or the U.S. Agent with the appropriate form referred to in Section 7.9(a) (unless such failure is due to a change in treaty, law or regulation occurring after the date on which such form originally was required to be provided), such Lender shall not be entitled to indemnification under Section 7.6 with respect to Taxes imposed by the United States; provided that if a Lender, that is otherwise exempt from or subject to a reduced rate of withholding tax, becomes subject to Taxes because of its failure to deliver a form required hereunder, the applicable Borrower shall take such steps as such Lender shall reasonably request to assist such Lender to recover such Taxes.

7.10	Change in Law; Lending Office

If a Borrower is required to pay additional amounts to or for the account of any Lender pursuant to this Section as a result of a change in law or treaty occurring after such Lender first became a party to this Agreement, then such Lender will, at the Borrower’s request, change the jurisdiction of its applicable lending office if, in the judgment of such Lender, such change (i) will eliminate or reduce any such additional payment which may thereafter accrue and (ii) is not otherwise disadvantageous to such Lender.

Article 8
– REPRESENTATIONS, WARRANTIES & COVENANTS

8.1	Representations and Warranties

Each Borrower and each Guarantor represents and warrants to each of the Agents and each of the Lenders as of the date of this Agreement, all of which representations and warranties shall survive the execution and delivery of this Agreement, that:

(a)	each of the Borrowers and the Guarantors which is a corporation is duly incorporated, validly existing and in good standing, where applicable, in all material respects as a corporation under the laws of its jurisdiction of incorporation or formation and has full corporate power, authority and capacity to own its properties and conduct its business and each of the Borrowers and the Guarantors has the requisite power, authority and capacity to execute, deliver and perform its obligations to be performed under this Agreement and under the Security provided or to be provided by it;

(b)	all acts, conditions and things required to be done and performed by each Borrower, or to have occurred prior to the execution, delivery and performance, in the case of each Borrower and each Guarantor of this Agreement and the Security provided or to be provided by it to constitute it a binding obligation of such party enforceable against it in accordance with its terms, have been done and performed, and have occurred in due compliance with all Applicable Laws;

(c)	the execution, delivery and performance, in the case of each of the Borrowers and each Guarantor of this Agreement, any transfer, assignment or assignment and assumption agreement and the Security provided or to be provided by it has been duly authorized by all necessary corporate and other action and does not:

(i)	violate any provision of law or any provision of the articles of incorporation or other instrument of formation of such party, or

(ii)	result in a breach of, a default under, or the creation of any Lien (other than those in favour of the Agents and the Lenders) on the properties and assets of any Borrower or Guarantor, as the case may be, under any material agreement or instrument to which it is a party or by which its properties and assets may be bound or affected;

(d)	this Agreement and any transfer, assignment or assignment and assumption agreement in the case of the Borrowers and each Guarantor and the Security provided or to be provided by it constitutes, when executed and delivered, binding, direct obligations of such party, enforceable in accordance with its terms, subject to:

(i)	applicable bankruptcy, insolvency, moratorium, reorganization and other similar laws affecting creditors’ rights generally and statutes limiting creditors’ rights, including the Personal Property Security Act (Ontario);

(ii)	the equitable and statutory powers of the courts of appropriate jurisdiction to stay proceedings before them, to stay the execution of judgments and to award costs;

(iii)	the discretion of such courts as to the granting of the remedies of specific performance and injunction; and

(iv)	the restriction that Canadian courts can only render judgments in Canadian currency;

(e)	other than as disclosed to the Agents and the Lenders in writing prior to the date hereof, there is no litigation and there are no legal proceedings pending, or to the best of its knowledge, threatened against any of the Borrowers or any Guarantor or any Affiliate of a Borrower or any Guarantor before any court or administrative agency of any jurisdiction which is likely to affect materially and adversely the financial condition, assets or operations of a Borrower or any Guarantor;

(f)	no event has occurred which constitutes or which, with the giving of notice, the lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any of the Borrowers or any Guarantor is a party or to which any of their respective properties or assets may be subject which is likely to affect materially and adversely, the financial conditions, assets or operations of a Borrower or any Guarantor;

(g)	other than as disclosed to the Agents and the Lenders in writing prior to the date hereof, each of the Borrowers and the Guarantors is not in violation, in any material respect, of any term of their respective incorporating instruments or by laws, and, to the best of each Borrower’s and each Guarantor’s knowledge, none of the Borrowers and the Guarantors is in violation of any material mortgage, franchise, license, judgment, decree, order, statute, rule or regulation which is likely to affect materially and adversely the financial condition, assets or operations of a Borrower or any Guarantor;

(h)	each Borrower and each Guarantor has filed all tax returns which were required to be filed, paid all Taxes (including interest and penalties) which are due and payable by such Borrower or such Guarantor and provided adequate reserves in its financial statements (as required pursuant to GAAP) for payment of any Tax the payment of which is being contested;

(i)	each of the Guarantors (other than, as applicable, Borrowers or parents of Borrowers) is a Subsidiary of the Canadian Borrower and the U.S. Borrower is a Wholly-Owned Subsidiary of the Canadian Borrower;

(j)	no shareholder or group of related or affiliated shareholders of the Canadian Borrower owns, directly or indirectly, shares of the Canadian Borrower having voting rights which are equal to or greater than 50% of the voting rights attached to all outstanding shares of the Canadian Borrower;

(k)	there exists no Default or Event of Default;

(l)	other than as provided under the applicable incorporating or formation statute of any Borrower or any Guarantor, none of the Borrowers nor any Guarantor is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act or the Investment Company Act of 1940 or to any U.S. or Canadian federal, state or provincial statute or regulation limiting its ability to incur indebtedness for money borrowed;

(m)	none of the Borrowers nor any Guarantor (i) is by itself, nor is it by virtue of its being under “common control” with any other Person within the meaning of Section 414(b) or (c) of the Code, an “employer” within the meaning of Section 3(5) of the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”), in respect of any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under the Code, (ii) contributes to, sponsors or has an obligation to contribute to, or has any liability with respect to, any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA or other arrangement providing health or life insurance or other welfare-type benefits for current or future retired or terminated directors, officers or employees other than in accordance with the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4890B of the Code, or (iii) contributes to, sponsors or maintains a Canadian Defined Benefit Pension Plan;

(n)	no part of the proceeds of the Borrowings will be used for any purpose that violates the provisions of any of Regulation T, U or X of the Board of Governors of the Federal Reserve System of the United States or any other regulation of such Board of Governors; none of the Borrowers nor any Guarantor is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System of the United States; none of the Borrowers nor any Guarantor owns any such “margin stock”;

(o)	since December 31, 2018, to the best of its knowledge, there has been no material adverse change in the business, operations, properties, prospects or condition (financial or otherwise) of the Canadian Borrower and its Subsidiaries taken as a whole;

(p)	none of the Borrowers nor any Guarantor has received any notice, or has any knowledge, that the operations of a Borrower or any Guarantor are not in compliance, in all material respects, with all applicable Environmental Laws;

(q)	each Borrower and all its Subsidiaries have valid title to their respective assets and, without limitation, own or possess or are licensed or otherwise have the right to use all material licenses, permits and other governmental approvals and authorizations, patents, trademarks, service marks, trade names, copyrights, franchises, authorizations and other rights that are reasonably necessary for the operations of their respective businesses, without, to the best of the knowledge of the Borrowers and the Guarantors, conflict with the rights of any other Person with respect thereto;

(r)	each of the business(es) acquired by a Borrower or any of its Subsidiaries to the date hereof qualifies as an Eligible Business, other than as may have been waived pursuant to the terms of the Original Credit Agreement or this Agreement; and

(s)	each Borrower and Guarantor has implemented and maintains in effect policies and procedures designed to ensure compliance by such Borrower and Guarantor, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and such Borrower and Guarantor, its Subsidiaries and their respective officers and employees and, to the knowledge of such Borrower and Guarantor, its directors and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions, in all material respects, and are not knowingly engaged in any activity that would reasonably be expected to result in any Borrower and Guarantor being designated as a Sanctioned Person. None of (i) any Borrower or Guarantor, any Subsidiary or, to the knowledge of any such Borrower or Guarantor or Subsidiary, any of their respective directors, officers or employees, or (ii) to the knowledge of any such Borrower or Guarantor or Subsidiary, any agent of such Borrower or Guarantor or any Subsidiary that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person. No Borrowing or Letter of Credit, use of proceeds, Transaction or other transaction contemplated by this Agreement or the other Loan Documents will violate Anti-Corruption Laws or applicable Sanctions.

8.2	Positive Covenants

Each Borrower covenants with each of the Agents and with each of the Lenders that so long as there shall remain any Borrowings or any other obligations of or affecting any party to this Agreement:

(a)	it will pay duly and punctually all sums of money due by it under this Agreement at the times and places and in the manner provided for herein and will cause each Guarantor to do likewise under its guarantee;

(b)	subject to Section 8.3(e), it will maintain, and cause each Subsidiary (other than Immaterial Subsidiaries and Unrestricted Entities) to maintain, its existence, corporate and otherwise, in good standing;

(c)	it will carry on diligently and conduct its business in a proper and efficient manner so as to preserve and protect its properties, assets and income in a prudent manner consistent with usual industry practice and the preservation of its business and assets, and it will cause its Subsidiaries to do the same in respect of their respective businesses and assets and, in particular, without limiting the foregoing, it will not alter its business plan so as to change materially the nature or scope of business, operations or activities currently carried on by it or its Subsidiaries, without obtaining the prior written consent of the Majority Lenders (which consent shall not be unreasonably withheld);

(d)	it will maintain or cause to be maintained, with responsible and reputable insurers, insurance with respect to its properties, assets and business and the respective properties, assets and businesses of its Subsidiaries against such casualties and contingencies (including public liability) and in such types and in such amounts and with such deductibles and other provisions as are customarily maintained or caused to be maintained by persons engaged in the same or similar businesses in the same territories under similar conditions;

(e)	it will and will cause its Subsidiaries to, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such other acts, agreements, instruments and assurances in law as the Agents or Lenders’ Counsel shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of the Loan Documents;

(f)	it will and will cause its Subsidiaries to, do, observe and perform all material matters and things necessary or expedient to be done, observed or performed under the laws of any jurisdiction where it or any of its Subsidiaries carry on business where required for the purpose of carrying on and conducting its business and owning and possessing its properties and assets and, without limitation, it will maintain at all times in full force and effect all material certificates, permits, licenses and other approvals required to operate its and their business’ properties and assets; for greater certainty and without in any way limiting the generality of the foregoing:

(i)	each Borrower and each of its Subsidiaries shall be at all times in compliance in all material respects with all applicable Environmental Laws;

(ii)	each Borrower shall ensure that each of the real properties or premises owned, leased or occupied by it or any of its Subsidiaries is free from contamination by a release, discharge or emission of any Hazardous Material; and

(iii)	each Borrower and each of its Subsidiaries shall maintain in effect and enforce policies and procedures designed to ensure compliance by such Borrowers and Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions;

(g)	it will promptly pay or cause to be paid all Taxes levied, assessed or imposed upon it and/or its Subsidiaries, and/or its properties and assets or those of its Subsidiaries or any part thereof and/or upon its income and profits or that of its Subsidiaries, as and when the same shall become due and payable save when and so long as any such Taxes are in good faith contested by it or those of its Subsidiaries as may be affected thereby;

(h)	it will furnish to the Canadian Agent in sufficient quantities to provide one (1) copy to each Lender and each Agent:

(i)	as soon as available and in any event within 45 days after the end of each Quarter of each Fiscal Year except for the last Quarter of each Fiscal Year of the Canadian Borrower:

(A)	the unaudited consolidated financial statements of the Canadian Borrower as of the end of such Quarter to be prepared in accordance with GAAP; provided that delivery of the foregoing, in respect of the fourth Quarter for each Fiscal Year of the Canadian Borrower, may be delivered within 90 days after the end of each such fourth Quarter;

(B)	a certificate accompanying the financial statements required to be delivered in accordance with Section 8.2(h)(i)(A), in the form set out in Schedule “G” attached (without personal liability) from the president, the chief financial officer or corporate controller of the Canadian Borrower:

(1)	confirming that such financial statements have not been prepared in a manner and do not contain any statement which is inconsistent with GAAP, subject to audit and year end adjustment and as may be required to exclude Unrestricted Entities from the consolidation;

(2)	containing sufficient information to permit each Lender to determine whether the financial covenants contained in Section 8.4 are being maintained, including any adjustments to Consolidated EBITDA as the result of Normalizing Adjustments;

(3)	certifying that, as of the last day of such Quarter, and, to the best knowledge of such officer, as of the date of such certificate, no Default or Event of Default has occurred and is continuing;

(4)	providing a report on sales or dispositions of assets in excess of an aggregate of U.S.$20,000,000 during such period;

(5)	providing a report on outstanding hedging contracts entered into by the Canadian Borrower and its Subsidiaries and the amounts secured under Secured Hedging Agreements; and

(6)	providing a report on the aggregate initial investment value of all Unrestricted Entities which continue to qualify as Unrestricted Entities as at the end of such period;

(ii)	as soon as practicable and in any event within 90 days after the end of each Fiscal Year of the Canadian Borrower:

(A)	a copy of the audited consolidated financial statements of the Canadian Borrower as of the end of such Fiscal Year, such financial statements of the Canadian Borrower to be prepared in accordance with GAAP;

(B)	accompanying the audited consolidated financial statements of the Canadian Borrower shall be a report thereon by independent auditors of recognized standing confirming, without qualification, that such financial statements of the Canadian Borrower have been prepared in accordance with GAAP and, copies of such auditors’ recommendations, if any; and

(C)	a certificate accompanying the financial statements required to be delivered in accordance with Section 8.2(h)(ii)(A), in the form set out in Schedule “G” attached (without personal liability) of the president, chief financial officer or corporate controller of the Canadian Borrower:

(1)	containing sufficient information to permit each Lender to determine whether the financial covenants contained in Section 8.4 are being maintained, including details of any adjustments to Consolidated EBITDA as the result of Normalizing Adjustments;

(2)	containing the information required to determine amounts to be paid under Section 6.5;

(3)	certifying that as of the last day of such Fiscal Year, and to the best of the knowledge of such officer, as of the date of such certificate, no Default or Event of Default has occurred and is continuing;

(4)	providing a breakdown of the EBITDA for each Borrower and its Subsidiaries, on an individual basis, as at the last day of such Fiscal Year;

(5)	providing a certified replacement schedule to any share or other equity pledge agreement (made in favour of the Agent under the Direct Security) that requires amendment to reflect new issuances or cancellation of equity interests during such Fiscal Year;

(6)	providing a report on sales or dispositions of assets in excess of an aggregate of U.S.$20,000,000 during such period;

(7)	providing a report on outstanding hedging contracts entered into by the Canadian Borrower and its Subsidiaries and the amounts secured under Secured Hedging Agreements; and

(8)	providing a report on the aggregate initial investment value of all Unrestricted Entities which continue to qualify as Unrestricted Entities as at the end of such period;

(iii)	as soon as possible and in any event within ten (10) Business Days after any Borrower or any of its Subsidiaries receives (A) notice of the commencement thereof, notice of any actions or proceedings against it or any of its Affiliates or against any of the property of a Borrower or any of its Subsidiaries before any court, governmental agency or arbitrator, which, if determined adversely, would have a material adverse effect on the financial condition or operations of any Borrower or its Subsidiaries, taken as a whole and (B) a copy of any Violation Notice received by a Borrower or any of its Subsidiaries;

(iv)	within 90 days of the beginning of each Fiscal Year of the Canadian Borrower, the Canadian Borrower’s annual business plan and financial projections, including profit and loss statements, cash-flow statements, balance sheets and projected capital expenditures for the Fiscal Year then begun; such business plan and financial projections not to be prepared in a manner nor contain any statement which is inconsistent with GAAP;

(v)	promptly upon request, such other information concerning the financial affairs or operations of any Borrower or any of its Subsidiaries as the Canadian Agent or the U.S. Agent, as the case may be, may reasonably request from time to time including for greater certainty financial statements of the U.S. Borrower and if requested by the Canadian Agent (acting reasonably and notwithstanding the reporting requirement in Section 8.2(h)(ii)(C)(4)), the EBITDA of each Subsidiary;

(i)	it will deliver, in the certificate delivered in connection with Section 8.2(h)(ii)(C), a statement certifying as to when the next continuation statements may be first filed or registered for existing Uniform Commercial Code filings and registrations (and similar filings and registrations) covering each of the Borrowers and the Guarantors (collectively, “Continuation Statements”); and (ii) it will deliver, in the certificate delivered in connection with Section 8.2(h)(i)(B) for any Quarter of each Fiscal Year of the Canadian Borrower in which any Continuation Statements may first be filed, a statement certifying that such Continuation Statements have, in fact, been filed, and attaching thereto, a file-stamped copy of each such Continuation Statement that has been filed;

(j)	it will permit from time to time to the Canadian Agent and the U.S. Agent or their representatives or advisers access to its premises, assets and records of meetings of directors and/or of shareholders upon reasonable (both as to timing and advance notice) request of such Agent;

(k)	it will give to the Canadian Agent or the U.S. Agent prompt notice of any Event of Default or any event, of which it is aware, which, with the giving of notice and/or the lapse of time or both, would constitute an Event of Default;

(l)	it will ensure that all Intercompany Debt and Security is entered into pursuant to and in accordance with the definition thereof and it will ensure that all Security granted to the Collateral Agent, and/or the Lenders continues to be perfected and preserves the first priority thereof (subject to Permitted Encumbrances). For greater certainty, all Intercompany Debt and Security shall be assigned to the Collateral Agent by the Borrowers (in their capacity as the lenders under such debt or as the assignees of the Intercompany Debt and Security), however, the Borrowers shall not be required to deliver any such Intercompany Debt and Security to the Collateral Agent unless the Collateral Agent is instructed to take delivery of such Intercompany Debt and Security by the Majority Lenders;

(m)	it will cause any Person (i) who after the date hereof is newly incorporated or newly acquired and meets the criteria set forth in the definition of Guarantor (such entity, a “New Guarantor”), to execute and deliver, within sixty (60) days thereof, or such longer period as the Agent may consent to, or (ii) that existed as at the Effective Date and who subsequently meets the criteria set forth in the definition of Guarantor, to execute and deliver, as soon as reasonably practicable, the Direct Security (together with favourable supporting legal opinions) to the Collateral Agent; provided that, if such Person ceases to meet the criteria set forth in the definition of Guarantor, in accordance with the terms of this Agreement, the Collateral Agent will grant releases and discharges of the Direct Security relating to such Person;

(n)	it will ensure that all Shareholders’ Agreements entered into after the Effective Date contain the requirements set forth in Section 5.3(a)(iv) hereof;

(o)	prior to making an investment in a business (other than Unrestricted Entities) (whether or not the investment is intended to be financed by way of Borrowings under the Facilities) it shall provide the Canadian Agent with a “snapshot” summary description of such investment in form and substance satisfactory to the Canadian Agent and shall include in such summary description confirmation that such entity is an Eligible Business; provided, however, that such “snapshot” summary shall not be required in connection with any such investments equalling less than U.S.$10,000,000; provided, further, that no such investment shall be made in an entity that is not an Eligible Business;

(p)	it shall promptly, and in any event within ten (10) Business Days of the investment, notify the Canadian Agent of each investment (including by way of intercompany loans or other financial assistance) in any Unrestricted Entity and shall ensure that at all times investments in Unrestricted Entities do not exceed an aggregate initial investment value in excess of U.S.$25,000,000. The Borrowers shall be permitted to remove an entity from its qualification as an Unrestricted Entity at any time by giving written notice to the Canadian Agent and thereafter all provisions hereunder with respect to the Subsidiaries of the Borrower (other than provisions specifically relating to Unrestricted Entities) shall apply to such entity in the event such entity is a Subsidiary of a Borrower;

(q)	it will complete (or cause to be completed), to the Collateral Agent’s reasonable satisfaction, each of the covenants and undertakings as set forth on Schedule “M”, within the period specified therein or such longer period as Collateral Agent may agree; and

(r)	each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Borrower or Guarantor to honor all of its obligations under its Direct Security in respect of a Swap Obligation (provided, however, that each Qualified ECP Guarantor shall only be liable under the Direct Security for the maximum amount of such liability that can be hereby incurred without rendering its obligations under the Direct Security or otherwise under its guarantee voidable under Applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). Except as otherwise provided herein, the obligations of each Qualified ECP Guarantor under the Direct Security shall remain in full force and effect until the termination of all Swap Obligations. Each Qualified ECP Guarantor intends that the Direct Security constitute, and the Direct Security shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Borrower or Guarantor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

8.3	Negative Covenants

Each Borrower covenants with each of the Agents and with each of the Lenders that so long as there shall remain any Borrowings or any other obligations of or affecting any party to this Agreement:

(a)	it will not, without the Majority Lenders’ prior written consent (which consent shall not be unreasonably withheld), sell, transfer or otherwise dispose of its control, direct or indirect, of any of its Subsidiaries (other than Unrestricted Entities) and it will not, nor will it permit any of its Subsidiaries (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent, sell, lease, assign, transfer, convey or otherwise dispose of any of its business properties or assets whether now owned or hereafter acquired (including, without limitation, receivables and leasehold interests, patents and intellectual property rights) (in each case a “Disposition”) but excluding:

(i)	inventory disposed of in the ordinary course of business;

(ii)	dispositions or other transfers of assets, including shares in Subsidiaries, among the Borrowers and Guarantors, dispositions or other transfers of assets from Immaterial Subsidiaries and Unrestricted Entities to the Canadian Borrower and to Guarantors, dispositions or other transfers of assets from Immaterial Subsidiaries and Unrestricted Entities to other Immaterial Subsidiaries and Unrestricted Entities and dispositions or other transfers of assets (not exceeding an aggregate collective amount of $10,000,000 tangible (per GAAP) assets during the term of this Agreement) from Borrowers, Guarantors or Material Subsidiaries (other than Unrestricted Entities) to Immaterial Subsidiaries and Unrestricted Entities;

(iii)	dispositions of shares in a Subsidiary, to existing or new minority shareholders of such Subsidiary in the ordinary course of business;

(iv)	provided no Event of Default has occurred and is continuing, Dispositions which would not after giving effect to such Disposition:

(A)	result in a Default or Event of Default occurring and continuing; or

(B)	(1) result in the aggregate book value of all assets that have been the subject of a Disposition during the period commencing on the immediately preceding Fiscal Year End of the Borrowers and ending on the date of the proposed Disposition, exceeding 15% of Consolidated Total Assets; or (2) result in the aggregate book value of all assets that have been the subject of a Disposition for the period commencing as of December 31, 2018 until the date of the proposed Disposition to exceed 25% of Consolidated Total Assets determined as of the Fiscal Year End of the Borrowers immediately preceding the date of the proposed Disposition; provided that proceeds of Dispositions which are reinvested within 365 days of the date of such Disposition shall be excluded from the calculation of the foregoing percentages, and

(v)	property which is, substantially contemporaneously with the disposition thereof, replaced by property of substantially the same kind or nature and of at least equivalent value;

(b)	it will not, nor will it permit any Subsidiary (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent, incur any indebtedness of any kind or nature whatsoever (whether in the form of capital leases, sale and leaseback transactions or otherwise) incur any contingent obligations or liabilities, make any advances to or for the benefit of, or guarantee (other than under Permitted VTBS) the indebtedness or liabilities of, or otherwise become liable for, any Person or any business or project of any Person save and except:

(i)	trade payables incurred in the ordinary course of business;

(ii)	Secured Hedging Agreements;

(iii)	the endorsement of cheques and other negotiable instruments for deposit in the ordinary course of business;

(iv)	advances and accounts amongst any of the Borrowers and/or their Subsidiaries, which shall be on commercially reasonable terms and provided that such advances and accounts are secured by means of the Intercompany Debt and Security and are assigned to the Collateral Agent and form part of the Security (hereinafter referred to as “Permitted Loans”);

(v)	indebtedness and contingent obligations or liabilities secured by Permitted Encumbrances or liabilities, indebtedness and obligations which would otherwise constitute Permitted Encumbrances hereunder but for the lack of a lien to secure such liabilities, indebtedness and obligations;

(vi)	unsecured guarantees to a maximum aggregate contingent amount of U.S.$25,000,000 (provided that unsecured guarantees of earn-outs relating to the acquisition of Eligible Businesses shall be permitted without the overall aggregate dollar amount restriction) at any one time provided by the Canadian Borrower or a Guarantor on behalf of its Subsidiaries (other than Unrestricted Entities);

(vii)	unsecured guarantees to landlords of its Subsidiaries in the ordinary course of business by a Borrower or a Guarantor;

(viii)	the provision of financial assistance (x) by way of loans by Subsidiaries to customers in respect of the upgrade of infrastructure or equipment; (y) by way of loans by a parent entity to employees of a Subsidiary to enable them to buy shares in such Subsidiary, secured by a pledge of such shares; or (z) by way of other loans by a Subsidiary to employees, not exceeding an aggregate collective amount of U.S.$25,000,000 at any time;

(ix)	secured indebtedness that ranks pari passu with the Liens granted to the Collateral Agent pursuant to the Security and to this Agreement or that is subordinated (pursuant to a subordination agreement on terms and conditions satisfactory to the Majority Lenders) to the Liens granted to the Collateral Agent pursuant to the Security and to this Agreement in either case up to an aggregate maximum amount of ten percent (10%) of Consolidated Total Tangible Assets (as determined at the end of the then most recently ended fiscal quarter of the Canadian Borrower) and on terms and pursuant to documentation (including inter-creditor arrangements (to be executed by the Collateral Agent on the Lenders behalf)) acceptable to the Collateral Agent (“Permitted Secured Loans”); and

(x)	indebtedness incurred pursuant to a private or public issuance on terms and pursuant to documentation (including inter-creditor arrangements (to be executed by the Collateral Agent on the Lenders behalf)) acceptable to the Collateral Agent, provided that no Default or Event of Default has occurred and is continuing or would result from such incurrence (“Permitted Debt Issuances”);

(c)	it will not, and it will not permit any of its Subsidiaries (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent, incur, create, assume or permit to exist any Lien on any of its or any of its Subsidiaries’ property or assets, whether owned at the date hereof or hereafter acquired other than Permitted Encumbrances;

(d)	it will not without the prior written consent of the Majority Lenders, make or permit any withdrawals or any other payments of money or equivalents thereof whatsoever (including, without limitation, royalties, management fees, etc.) by or to the shareholders of the Canadian Borrower, its Affiliates or any creditors other than the Lenders and it will cause its Subsidiaries to do likewise save and except for:

(i)	the following, in each case provided no Event of Default has occurred and is continuing and no Event of Default will occur as a consequence thereof:

(A)

(1)	the payment of dividends, whether in cash or in specie; and

(2)	normal course distributions to minority shareholders of Subsidiaries of the Borrowers as contemplated in the Canadian Borrower’s annual business plan;

(B)	distributions and returns of capital (whether by retirement, redemption, repurchase, cancellation or otherwise) and normal course issuer bids of the Canadian Borrower;

(C)	regularly scheduled payments in respect of Permitted Encumbrances;

(D)	payments upon exercise of the put options under the Shareholders’ Agreements;

(E)	payments upon exercise of the call options under the Shareholders’ Agreements;

(F)	payments on account of retirement, termination, death or disability, redemptions; and

(G)	payments on account of Permitted VTBS.

(ii)	in respect of obligations and liabilities permitted under Section 8.3(b).

(iii)	trade debt incurred in the ordinary course of business provided that the Collateral Agent has not declared the Borrowings due and payable in accordance with Section 9.1; and

(iv)	payments on account of the Private Placements and other payments made in accordance with the terms of the Note Purchase Agreement for so long as the Intercreditor Agreement is in effect;

(e)	it will not, and will not permit any of its Subsidiaries (other than Unrestricted Entities) to, enter into any merger, consolidation or amalgamation, or, except as permitted pursuant to Section 9.2, liquidate, wind up or dissolve itself (or, except as permitted pursuant to Section 9.2, suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all its business units, assets or other properties, except that:

(i)	so long as no Default or Event of Default would result therefrom, any Subsidiary of any Borrower may be merged or consolidated with or into a Borrower, provided that (A) a Borrower shall be the continuing or surviving entity or (B) if the Person formed by or surviving any such merger, amalgamation or consolidation is not a Borrower (such Person, the “Successor Borrower”), (1)(a) in the case of a merger, amalgamation or consolidation by a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia, the Successor Borrower shall be an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia, (b) in the case of a merger, amalgamation or consolidation by a Person organized or existing under the laws of Canada or any province thereof, the Successor Borrower shall be an entity organized or existing under the laws of Canada or any province thereof, and (c) in the case of a merger, amalgamation or consolidation by a Person not organized or existing under the laws of the United States, any state thereof, the District of Columbia, Canada or any province thereof, the Successor Borrower shall be an entity organized or existing under the laws of the country in which the non-surviving Borrower was organized or existing or the laws of any state or province thereof, (2) the Successor Borrower shall expressly assume all the obligations of a Borrower under this Agreement and the other Loan Documents pursuant to a supplement hereto or thereto in form reasonably satisfactory to the Agent, (3) each applicable Guarantor, unless it is the other party to such merger, amalgamation or consolidation, shall have by a supplement hereto confirmed that its Security (including any guarantee thereunder) shall apply to the Successor Borrower’s obligations under this Agreement, and (4) the Borrower shall have delivered to the Agent (a) an officer’s certificate stating that such merger, amalgamation or consolidation and such supplements to this Agreement and the other Loan Documents preserve the enforceability of the Security (including any guarantee thereunder) and the perfection and priority of the Liens under the Security, and (b) if reasonably requested by the Agent, an opinion of counsel to the effect that such merger, amalgamation or consolidation does not violate this Agreement or any other Loan Document, and provided further that if the foregoing are satisfied, the Successor Borrower will succeed to, and be substituted for, such Borrower under this Agreement;

(ii)	any Subsidiary of a Borrower (other than another Borrower) or any other Person may be merged, amalgamated or consolidated with or into any one or more Subsidiaries of such Borrower, provided that (A) in the case of any merger, amalgamation or consolidation involving one or more Subsidiaries (other than Unrestricted Entities), (1) a Subsidiary shall be the continuing or surviving entity or (2) such Borrower shall take all steps necessary to cause the Person formed by or surviving any such merger, amalgamation or consolidation (if other than an Unrestricted Entity) to become a Guarantor (if such Subsidiary meets the criteria thereof), (B) in the case of any merger, amalgamation or consolidation involving one or more Guarantors, a Guarantor shall be the continuing or surviving entity or the Person formed by or surviving any such merger, amalgamation or consolidation (if other than a Guarantor) shall execute a supplement or joinder to this Agreement and to the Security, or deliver new Security (as required), in order to become a Guarantor to the extent required under Section 8.2(m), (C) no Default or Event of Default would result from the consummation of such merger, amalgamation or consolidation, and (D) if such merger, amalgamation or consolidation is with respect to a Borrower or Guarantor, such Borrower shall have delivered to the Agent an officer’s certificate stating that such merger, amalgamation or consolidation and such supplements and/or joinders to any Security preserve the enforceability of the guarantee and the perfection and priority of the Liens under the Security;

(f)	it will not, nor will it permit any of its Subsidiaries to, without obtaining the prior written consent of the Majority Lenders:

(i)	make any acquisition of any business other than the acquisition of an Eligible Business and the Bellwether Acquisition;

(ii)	invest in investments and/or provide financial assistance, including, without limitation, to Unrestricted Entities exceeding an aggregate initial investment value of U.S.$25,000,000 at any time; or

(iii)	establish, incorporate, otherwise form, charter or create any new Subsidiary other than in connection with the acquisition of an Eligible Business or other than in the ordinary course of business;

(g)	it will not make, or permit the making of, any change or modification to the call option provisions in the Shareholders’ Agreements, without the prior written consent of the Majority Lenders;

(h)	it will not amend any of the terms, conditions, security and/or covenants applicable to the Note Purchase Agreement or incur any indebtedness pursuant to Permitted Secured Loans or Permitted Debt Issuances such that the lenders under the Private Placements, Permitted Secured Loans or Permitted Debt Issuances benefit from terms that are more favourable to the lenders under the Private Placements, the Permitted Secured Loans or Permitted Debt Issuances than those provided for hereunder or under the Security unless concurrently with any such amendments to the Note Purchase Agreement or incurrence of Permitted Secured Loans or Permitted Debt Issuances equivalent amendments are made to the terms hereof and/or to the Security; and

(i)	it will not, nor will it permit any of its Subsidiaries to, (i) establish or contribute to any Canadian Defined Benefit Pension Plan, or (ii) acquire an interest in any Person if such Person sponsors, administers, maintains or contributes to, or has any liability in respect of any Canadian Defined Benefit Pension Plan.

8.4	Financial Covenants

The Canadian Borrower will, at all times, maintain:

(a)	a Total Debt/Consolidated EBITDA Ratio of not more than 3.5 to 1;

(b)	on a consolidated and rolling 4 Quarters basis, an Interest Coverage Ratio of greater than 2.0 to 1; and

(c)	minimum Shareholders’ Equity of:

(i)	U.S.$165,000,000; plus

(ii)	the amount equal to the sum of 50% of the Consolidated (for the Canadian Borrower and its Subsidiaries) Earnings for each Fiscal Year of the Canadian Borrower commencing with the Fiscal Year ending December 31, 2015 (but only if the Consolidated (for the Canadian Borrower and its Subsidiaries) Earnings for such Fiscal Year is a positive number); plus

(iii)	100% of the net proceeds received by the Canadian Borrower from a sale of its capital stock (whether or not made pursuant to a public offering) or a capital contribution or other equity injection of any kind, in each case made after June 1, 2015 but only if the aggregate net proceeds from all such sales, capital contributions and equity injections exceeds U.S.$25,000,000, and only to the extent of the proceeds exceeding U.S.$25,000,000, provided that the net proceeds of any sale of a debt security that is convertible into or exchangeable for capital stock of the Canadian Borrower, or a debt security that is issued with a warrant or other instrument to purchase capital stock of the Canadian Borrower, shall not be required to be added pursuant to this clause (C) unless and until such debt security is converted into or exchanged for, or such warrant or other instrument is exercised for, capital stock of the Canadian Borrower.

provided however, solely to the extent that the Transactions (as defined in the Third Amendment) impact the calculations of the financial covenants contained in this Section 8.4, the Agents and the Lenders hereby confirm that:

(a)	U.S.$314,379,019, being the Jayset Purchase Price (as defined in the Third Amendment), shall be added back to EBITDA in the calculations of:

(i)	Total Debt/Consolidated EBITDA Ratio; and

(ii)	the Interest Coverage Ratio; and

(b)	U.S.$62,875,804, being the Jayset Cash Consideration (as defined in the Third Amendment), shall be added back to the calculation of minimum Shareholders’ Equity.

Article 9
– EVENTS OF DEFAULT

9.1	Events of Default

Upon the occurrence of any one or more of the following events (an “Event of Default”):

(a)	the non-payment by a Borrower when due, whether by acceleration or otherwise, of any payment of principal due under the Facilities, or otherwise hereunder;

(b)	the non-payment by a Borrower when due (or within three (3) Business Days thereafter) whether by acceleration or otherwise, of any payment (other than a payment of principal) due under the Facilities or otherwise hereunder;

(c)

(i)	except as permitted by Section 8.3(e), the commencement of proceedings by a Borrower, any Guarantor or, except as permitted by Section 9.2, any of their Subsidiaries for the dissolution, merger, amalgamation, liquidation or winding up of any of a Borrower or any Guarantor or any of their Subsidiaries or for the suspension of the operations of any of a Borrower or any Guarantor or any of their Subsidiaries;

(ii)	the commencement of proceedings against a Borrower, any Guarantor or any of their Subsidiaries for the dissolution, merger, amalgamation, liquidation, winding-up of any of a Borrower or any Guarantor or any of their Subsidiaries unless such proceedings are being actively and diligently contested by the Borrower, or Guarantor or such Subsidiary, as the case may be, in good faith to the satisfaction of the Majority Lenders;

(d)	a Borrower or any Guarantor or, except as permitted by Section 9.2, any of their Subsidiaries is adjudged or declared bankrupt or insolvent or makes an assignment for the benefit of creditors, or petitions or applies to any tribunal for the appointment of a receiver, custodian, administrator, monitor, sequestrator or trustee for a Borrower, any Guarantor or any such Subsidiary or for any substantial part of its property, or commences any proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect relating to or governing debtors or such proceedings are commenced against it (unless, in the case of proceedings commenced against it, such proceedings are being actively and diligently contested by such Borrower, such Guarantor or such Subsidiary in good faith to the satisfaction of the Majority Lenders), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for a Borrower, any Guarantor or any such Subsidiary or for any substantial part of its property, or suffers the appointment of any receiver, custodian, administrator, monitor, sequestrator or trustee and any such appointment continues undischarged and in effect for a period of 30 days; provided that during such 30 day period such appointment is being actively and diligently contested by such Borrower or Guarantor or Subsidiary in good faith to the satisfaction of the Majority Lenders and in the case of a Borrower such receiver, custodian, administrator, monitor, sequestrator or trustee shall not have taken possession of or otherwise enforced its rights over the property in respect of which it has been appointed;

(e)	any material representation or warranty made in this Agreement or any Security by a Borrower, the Guarantor, or any of their Subsidiaries or any information furnished in writing to an Agent or Lender by a Borrower, any Guarantor or any such Subsidiary proves to have been incorrect in any material respect when made or furnished save that if any such materially incorrect representation or warranty is capable of being corrected and none of the Agents and the Lenders has been prejudiced by such materially incorrect representation or warranty, then the Borrowers shall have 30 days after written notice to do so by the Collateral Agent to take such action to make the representation or warranty true and correct at such time, in which case such representation or warranty shall be deemed to have been true and correct when originally made or furnished;

(f)	a writ, execution or attachment or similar process is issued or levied against all or a substantial portion of the property of a Borrower, any Guarantor or any of their Subsidiaries in connection with any judgment against a Borrower, any Guarantor or any of their Subsidiaries in any amount which materially affects the assets of a Borrower, any Guarantor or its Subsidiaries, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within 30 days after its entry, commencement or levy; provided that during such 30 day period such process if being actively and diligently contested by such Borrower or Guarantor or Subsidiary in good faith to the satisfaction of the Majority Lenders;

(g)	the breach or failure by the Borrowers, a Guarantor or any Subsidiary to perform or observe the covenants contained in Sections 8.3(a), 8.3(d), 8.3(e), 8.3(f)(i), 8.3(i) or 8.4.

(h)	the breach or failure of due performance by a Borrower or any Guarantor of any covenant or provision of this Agreement, other than those heretofore dealt with in this Section 9.1, which is not remedied by such Borrower, or Guarantor within ten (10) Business Days, after written notice to do so by the Collateral Agent or any Lender; provided that such breach or failure is capable of being remedied and during such ten (10) Business Day period the Borrower or Guarantor is proceeding actively and diligently in good faith to remedy such breach or failure to the satisfaction of the Majority Lenders;

(i)	demand by any Person (including, without limitation, any Lender) is made on a Borrower, any Guarantor or any of their Subsidiaries in respect of indebtedness, in an aggregate amount of U.S.$20,000,000 (or the Equivalent Amount thereof in Cdn.$) payable on demand by such Borrower, such Guarantor or such Subsidiary and such Borrower, such Guarantor or such Subsidiary has not, when due and payable, made payment of the amount so demanded or contested the validity of such demand in good faith or a Borrower, any Guarantor or any of their Subsidiaries is in default under any term or provision of any agreement, deed, indenture or instrument (other than this Agreement) between such Borrower, such Guarantor or such Subsidiary as the case may be, and any Person (including, without limitation, any Lender) shall have accelerated or shall have the right to accelerate any indebtedness (including Financial Contract Obligations) in the aggregate amount of U.S.$20,000,000 (or the Equivalent Amount thereof in Cdn.$) of a Borrower, such Guarantor or such Subsidiary, as the case may be;

(j)	an Event of Default (as defined in any Note Purchase Agreement) shall have occurred and be continuing under a Note Purchase Agreement;

(k)	an Event of Default (or similar defined term) shall have occurred and be continuing under a Permitted Secured Loan;

(l)	except as expressly permitted under Section 8.3(e), a Borrower, any Guarantor or any of their Subsidiaries ceases or threatens to cease to carry on all or a substantial part of the business currently carried on by such Borrower, such Guarantor or such Subsidiary;

(m)	there is any change in ownership of shares of the Canadian Borrower which results in any shareholder or group of related or affiliated shareholders owning shares of the Canadian Borrower having voting rights which carry greater than 50% of the voting rights attached to all outstanding shares of the Canadian Borrower;

(n)	any guarantee of the Obligations shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of such guarantee, or any Guarantor shall fail to comply with any of the terms or provisions of such guarantee to which it is a party, or any Guarantor shall deny that it has any further liability under such guarantee to which it is a party, or shall give notice to such effect;

(o)	except as permitted by the terms hereof or of any Security document, (i) any Security document shall for any reason fail to create a valid security interest in any collateral purported to be covered thereby, or (ii) any Lien securing any Obligations shall cease to be a perfected, first priority Lien, except for any Permitted Liens; or

(p)	any Loan Document shall fail to remain in full force or effect or any action shall be taken by any Borrower or Guarantor or any of its Affiliates to discontinue or to assert the invalidity or unenforceability of any Loan Document;

the Collateral Agent shall, if so instructed by the Majority Lenders, by written notice to the Borrowers declare the Borrowings, including accrued interest thereon, and all other indebtedness of the Borrowers to any of the Lenders and/or the Agents in connection with this Agreement to be due and payable, whereupon:

(i)	any right of the Borrowers to any further utilization of the Facilities and any obligations of the Lenders under the Commitments terminates; and

(ii)	all Borrowings and other indebtedness of the Borrowers to any of the Lenders and/or to the Agents in connection with this Agreement are, notwithstanding anything in this Agreement to the contrary, immediately due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrowers and Guarantors, and the Borrowers shall immediately:

(A)	pay to the Canadian Agent and/or the U.S. Agent, as the case may be, the amount so declared to be due and payable (except for the Principal Amount of the Bankers’ Acceptances then issued and outstanding);

(B)	pay to the Canadian Agent, a sum of money in Cdn.$ equal to such amount which the Canadian Agent shall establish as being the amount which if invested in certificates of deposit or similar money market instruments issued by the Canadian Agent will, together with the yield derived from such investments (the sum of such amount and such yield the “Amount”), equal the Principal Amount of all Bankers’ Acceptances then issued and outstanding. The Canadian Agent shall, promptly upon receipt of the Amount distribute among the Lenders the Amount or the applicable portion thereof for such Bankers’ Acceptances;

(C)	if so requested by the Canadian Agent or the U.S. Agent, as the case may be, pay to such Agent an amount in immediately available funds (which funds shall be held as collateral pursuant to arrangements satisfactory to such Agent) equal to the aggregate amount available for drawing under all Letters of Credit then outstanding; and

provided, however, that upon an Event of Default occurring pursuant to Section 9.1(c) or (d), all Borrowings, including accrued interest thereon, and all other indebtedness of the Borrowers to any of the Lenders and/or the Agents in connection with this Agreement, shall immediately be due and payable without further demand or notice of any kind.

9.2	Bankruptcy Exception

The Events of Default set out in Section 9.1(c)(i) and Section 9.1(d) shall not apply to any case involving a Subsidiary (who is not a Borrower or a Guarantor) of the Canadian Borrower, where (a) the events which would otherwise meet the requirements of Section 9.1(c)(i) and/or Section 9.1(d) have only occurred as a result of a reasonable strategic business decision, by the Canadian Borrower or other parent of the applicable Subsidiary, (b) the applicable Subsidiary has a trailing 12 month average EBITDA of less than U.S.$500,000 prior to such strategic business decision, and (c) no other Default or Event of Default has occurred and is continuing, or would result from taking any such course of action; provided, however, that the foregoing exception to the Events of Default in Sections 9.1(c)(i) and 9.1(d) will only be permitted with respect to any Subsidiary, or group of Subsidiaries of the Canadian Borrower, up to a maximum aggregate amount of U.S.$5,000,000 (in EBITDA) during the term of this Agreement.

9.3	Security

(a)	Upon the occurrence of an Event of Default, the Security held by the Collateral Agent and/or any Lender shall become immediately enforceable and the Majority Lenders may, in their absolute discretion, instruct the Collateral Agent or, in respect of any Security held by any Lender directly, such Lender, to take any and all steps in order to enforce and realize upon the Security, in whole or in part.

(b)	The Borrowers’ obligations and liabilities under this Agreement are in no way affected or diminished in the event of any such enforcement of or realization upon any Security by the Collateral Agent or any such Lender.

9.4	Remedies Not Exclusive

The Borrowers and the Guarantors expressly agree that the rights and remedies of the Agents and the Lenders under this Agreement and the Security are cumulative and in addition to, and not in substitution for, any rights or remedies provided by law; any single or partial exercise by an Agent or any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement in this Agreement does not affect its or their rights and does not waive, alter, affect, or prejudice any other right or remedy to which an Agent or the Lenders may be lawfully entitled for the same default or breach. Any waiver by an Agent or any of the Lenders of the strict observance of, performance of or compliance with any term, covenant, condition or agreement of this Agreement, and any indulgence by any Agent or any of the Lenders is not a waiver of that or any subsequent default.

9.5	Set Off

In addition to any rights now or hereafter granted under Applicable Law and not by way of limitation of any such rights, each of the Lenders is authorized during an Event of Default which is continuing, without notice to the Borrowers, any Guarantor or to any other Person, any such notice being expressly waived by the Borrowers and each Guarantor, to set off and to appropriate and to apply any and all deposits, matured or unmatured, general or special and any other indebtedness at any time held by or owing by each of the Lenders to or for the credit of or the account of any of the Borrowers or any Guarantor against and on account of the obligations and liabilities of the Borrowers and the Guarantors due and payable to each of the Lenders under this Agreement, including without limitation, all claims of any nature or description arising out of or connected with this Agreement.

Article 10
– PAYMENTS

10.1	Payments to Agents/Swingline Lenders

(a)	All payments to be made by the Canadian Borrower in connection with this Agreement shall be made in funds having same day value to the Canadian Agent, for its own account or for the account of the Canadian Lenders, at the Toronto-Dominion Bank, International Centre Toronto, For account:

The Toronto-Dominion Bank, 222 Bay Street, 15th Floor, Toronto, Ontario, Canada M5K 1A2, SWIFT: [Redacted], Cdn $ Account No: [Redacted], Favor: The Toronto-Dominion Bank, Toronto – Corporate Lending, Ref: FirstService Corporation;

For US $ - Bank of America, 100 West 33rd Street, New York, New York 10001, ABA: [Redacted], SWIFT: [Redacted], US$ Account No: [Redacted], Account with: The Toronto-Dominion Bank, 222 Bay Street, 15th Floor, Toronto, Ontario, Canada M5K 1A2, SWIFT: [Redacted], Favor: The Toronto Dominion Bank, Toronto – Corporate Lending, US$ Account No: [Redacted] Ref. FirstService Corporation

or at any other office or account designated by the Canadian Agent. Any such payment shall be made on the date upon which such payment is due, in accordance with the terms hereof, no later than 10:00 a.m. Any such payment shall be a good discharge to the Canadian Borrower for such payment and, if any such payment is for the account of the Lenders, the Canadian Agent shall hold the amount so paid “in trust” for the Lenders until distributed to them in accordance with this Agreement.

(b)	All payments to be made by the U.S. Borrower in connection with this Agreement shall be made in funds having same day value to the U.S. Agent, for the account of the U.S. Lenders:

Bank of America, New York, ABA #: [Redacted], Account No: [Redacted], Account with: Toronto Dominion (TEXAS) LLC, Ref. FirstService USA /

or at any other office or account designated by the U.S. Agent. Any such payment shall be made on the date upon which such payment is due, in accordance with the terms hereof, no later than 10:00 a.m. Any such payment shall be a good discharge to the U.S. Borrower for such payment and, if any such payment is for the account of the U.S. Lenders, the U.S. Agent shall hold the amount so paid “in trust” for the U.S. Lenders until distributed to them in accordance with this Agreement.

(c)	Payments to the Canadian Swingline Lender shall be made directly to the Canadian Swingline Lender as directed by the Canadian Swingline Lender to the Canadian Borrower from time to time and payments to the U.S. Swingline Lender shall be made directly to the U.S. Swingline Lender as directed by the U.S. Swingline Lender to the U.S. Borrower from time to time.

(d)	Whenever a payment is due on a day which is not a Business Day, the day for payment is the following Business Day.

10.2	Payments by Lenders to Agents

All payments to be made by any Lender to an Agent in connection with Borrowings shall be made in funds having same day value to such Agent, for the applicable Borrower’s applicable Cdn.$ or U.S.$ account (unless otherwise specified), at the branch, office or account mentioned in or designated under Section 10.1(a) or (b) and by the time designated therein.

10.3	Payments by Agents to Borrowers

Any payment received by an Agent for the account of a Borrower shall be paid in funds having same day value to such Borrower by such Agent on the date of receipt or, if such date is not a Business Day, on the next Business Day, to the Canadian Borrower’s operating accounts or the U.S. Borrower’s operating account, as the case may be, at the same branch, or to such other accounts as a Borrower may designate.

10.4	Distribution to Lenders and Application of Payments

(a)	Except as otherwise indicated herein, all payments made to an Agent, Swingline Lender or Issuing Bank by a Borrower for the account of the Lenders in connection herewith shall be distributed the same day by such Person in funds having same day value among the Lenders to the accounts last designated in writing by such Lenders respectively to the Agents pro rata, in accordance with their respective Participations with respect to the Loans, Bankers’ Acceptances or Letters of Credit in respect of which any such payment is made. In no event shall any Defaulting Lender be entitled to fees held by Agent pursuant to Section 2.5.

(b)	Any amounts so distributed shall be applied by the Lenders in the following order:

(i)	to amounts due pursuant to Article 7 or Article 11;

(ii)	to amounts due pursuant to Article 12

(iii)	to amounts due pursuant to Article 4; and

(iv)	to any other amounts due pursuant to this Agreement.

(c)	Notwithstanding the foregoing, amounts received from any Borrower or Guarantor shall not be applied to any Excluded Swap Obligations of such Borrower or Guarantor.

10.5	No Set Off or Counterclaim

All payments by a Borrower or any Guarantor shall be made free and clear of and without any deduction for or on account of any set off or counterclaim.

10.6	Non Receipt By Agents

Where a sum is to be paid hereunder to an Agent for the account of another party hereto, such Agent shall not be obliged to make the same available to that other party hereto until it has been able to establish that it has actually received such sum, but if it does pay out a sum and it proves to be the case that it had not actually received the sum it paid out, then the party hereto to whom such sum was so made available shall on request ensure that the amount so made available is refunded to such Agent and shall on demand indemnify such Agent against any cost or loss it may have suffered or incurred by reason of its having paid out such sum prior to its having received such sum.

10.7	When Due Date Not Specified

Whenever this Agreement does not provide a date when any amount payable hereunder shall be due and payable such amount shall be due and payable on the fifth (5th) Business Day following written notice or demand for payment thereof by an Agent or any Lender save that nothing hereinbefore provided shall in any way affect or alter the rights and remedies available to the Agents and any Lender under Article 9.

10.8	Agents’ Authority to Debit

In respect of all amounts payable by a Borrower under this Agreement, the Borrowers and each Guarantor hereby authorize and instruct the Agents, as applicable, to debit, from time to time when such amounts are due and payable, the account or accounts designated pursuant to Section 10.3 and all other accounts of the applicable Borrower or Guarantor, whether such accounts are maintained with an Agent or otherwise, for the purpose of satisfying payment thereof.

Article 11
– EXPENSES

11.1	Payment of Expenses

Whether or not an Event of Default exists, the Borrowers shall, jointly and severally:

(a)	pay (i) all reasonable out of pocket expenses of the Agents and the Lenders incurred in the preparation, negotiation, execution and delivery of this Agreement, the Security and all other documents relating hereto including, without limitation, legal fees and out of pocket expenses of Lenders’ Counsel and their agents (but not including separate legal counsel engaged by any particular Lender) and (ii) all other reasonable out-of-pocket expenses of the Agents incurred in connection with the establishment and maintenance of the Facilities including, without limitation, environmental and other consultants’ fees and expenses;

(b)	pay all reasonable out of pocket expenses of the Agents incurred in the amendment or modification of this Agreement or documents (including waivers or consents) relating thereto at a Borrower’s request (whether or not any such amendment or modification is actually consummated) including without limitation, legal fees and out of pocket expenses of Lenders’ Counsel and their agents;

(c)	pay all reasonable out of pocket expenses of the Agents, the Lenders and the Issuing Banks incurred in the enforcement and preservation of any of their rights under this Agreement, the Security or any other Loan Document, including, without limitation, legal fees and out of pocket expenses of Lenders’ Counsel or other counsel and their agents; and

(d)	indemnify the Agents, the Lenders and the Issuing Banks from all losses, costs, damages, liabilities and reasonable out-of-pocket expenses:

(i)	incurred by or asserted against any Agent or Lender or Issuing Bank or any Related Party of an Agent or a Lender (each an “Indemnified Party”) by any third party arising out of or in connection with the execution and delivery of this Agreement, the Loan Documents or any of the other documents related or ancillary thereto or non-performance by the parties hereto of their respective obligations hereunder or thereunder and including any losses, claims, damages, liabilities and related expenses incurred by such Indemnified Party as the result of any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory brought by a third party at any time or brought by a Borrower or a Guarantor or any Related Party of a Borrower or a Guarantor following an Event of Default which is continuing;

(ii)	which any Agent or Lender sustains or incurs (including, without limitation, any loss of profit or expenses any Lender incurs by reason of the liquidation or redeployment of deposits or other funds acquired by such Lender to maintain Borrowings or any interest or other charges payable by such Lender to other lenders of funds borrowed in order to make, to fund or to maintain the Loans or to maintain any amount in default) as a consequence of (I) any prepayment (it being understood that the mandatory repayments to be made pursuant to Section 3.1 do not constitute prepayments), (II) any acceleration of the payment of Borrowings pursuant to Section 9.1 or 16.8 or (III) any default by a Borrower under any of the provisions of this Agreement including, without limitation, a failure to borrow on a Drawdown Date or to issue Bankers’ Acceptances on an Acceptance Date, a failure to pay interest on, or principal amounts of, the Loans on the dates due, the failure to make a payment on the specified date or the failure to make a payment in accordance with this Agreement or any misrepresentation by a Borrower contained in or delivered in writing in connection with this Agreement; and

(iii)	incurred by the Issuing Banks and the Lenders in connection with any and all actions, proceedings, costs, damages, expenses, taxes (other than taxes on overall net income, assets or capital), claims and demands by reason of or arising in any way whatsoever in connection with the opening, establishing or paying of the amounts payable under Letters of Credit issued at the request of a Borrower or arising in connection with any amounts payable by any Issuing Bank or any Lender thereunder;

provided that such indemnity shall not, as to any Indemnified Party, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final judgment to have resulted from the gross negligence or wilful misconduct of such Indemnified Party.

The certificate of an officer or manager of any Agent or any such Lender setting forth the amount of any such losses, damages, expenses and liabilities shall constitute, absent manifest error, prima facie evidence of any such amount and any Agent shall debit, from any Borrower’s accounts, the amount stipulated in the certificate in accordance with Section 10.8. The affected Agent or Lender shall also provide to the affected Borrower a statement setting out the basis for the calculation of such amount.

11.2	Survival

Without prejudice to the survival or termination of any other agreement of the Borrowers under this Agreement, the obligations of the Borrowers under Section 11.1 survive the repayment of all the Borrowings and the termination of the Commitments.

11.3	Environmental Indemnity

(a)	Subject to the limitations in this Section 11.3, the Borrowers agree to and do hereby, jointly and severally, indemnify and save harmless the Indemnified Parties from and against any and all losses, damages, costs and expenses of any and every nature and kind whatsoever which at any time or from time to time may be paid by or incurred by them (without duplication and net of Tax Recoveries by any of the Indemnified Parties) for, with respect to, or as a direct or indirect result of the disposal, refining, generation, manufacture, production, storage, handling, presence, treatment, transfer, release, processing or transportation of any Hazardous Material in, on or under any property of whatsoever nature or kind of a Borrower, or any Subsidiary thereof, or the discharge, emission, spill or disposal from such property into or upon any land, the atmosphere or any watercourse, body of water or wetland of any Hazardous Material where it has been proven that the source of the Hazardous Material is the said property to the extent that such losses, damages, costs and expenses arise out of the relationship between the Indemnified Parties and a Borrower reflected herein including, without limitation:

(i)	the cost of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter referred to above;

(ii)	any cost, liability or damage arising out of any settlement of any action referred to above to which any Indemnified Party is a party; and

(iii)	costs of any cleanup in connection with any matter referred to above.

(b)	In the event that any claim, action, order, suit or proceeding, including, without limiting the generality of the foregoing, any inquiry or investigation (whether formal or informal) is brought or instituted against any Indemnified Party, the Indemnified Party shall promptly notify the Borrowers and the Borrowers shall promptly retain counsel who shall be reasonably satisfactory to the Indemnified Parties to represent the Indemnified Parties in such claim, action, order, suit or proceeding and the Borrowers shall pay all of the reasonable fees and disbursements of such counsel relating to such claim, action, order, suit or proceeding.

(c)	In any such claim, action, order, suit or proceeding, the Indemnified Parties shall have the rights to retain other counsel to act on their behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Parties unless: (i) the Borrowers and the Indemnified Parties shall have mutually agreed to the retention of such other counsel; or (ii) the named parties to any such claim, action, order, suit or proceeding (including any added, third or impleaded parties) include the Borrowers and the Indemnified Parties and representation of all such parties by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences).

(d)	Notwithstanding anything contained in this Section 11.3, none of the Indemnified Parties shall agree to any settlement of any such claim, action, order, suit or proceeding unless the Borrowers shall have consented in writing thereto, and the Borrowers shall not be liable for any settlement of any such claim, action, order, suit or proceeding unless they have consented in writing thereto. The Borrowers shall be entitled to settle any such claim, action, order, suit or proceeding on any terms it deems appropriate.

(e)	The provisions of this Section 11.3 shall survive the Revolving Facilities Maturity Date, the Term Facility Maturity Date and the repayment of all Borrowings hereunder and the satisfaction by the Borrowers of all other obligations hereunder.

(f)	For the purposes of this Section 11.3, “Tax Recoveries” of any Person in respect of a payment or outlay made or incurred by such Person means the Taxes that would be saved or recovered by such Person and the creation or increase of a loss or credit for Tax purposes which may be used to reduce Taxes payable by such Person.

Article 12
– FEES

12.1	Agency Fee

The Borrowers shall pay to the Agents, the agency fees for acting in the capacity of Administration Agents hereunder contained in the agency fee agreement dated as of June 1, 2015 between the Borrowers and the Agents (which arrangement, the Borrowers and Agents hereby agree, remains in full force and effect and continues in connection with this Agreement).

12.2	Miscellaneous

Fees payable by the Canadian Borrower hereunder shall be debited by the Canadian Agent from the Canadian Borrower’s Cdn.$ account designated under Section 10.3 on the fifth (5th) Business Day of each Quarter and fees payable by the U.S. Borrower to the U.S. Agent shall be sent by the U.S. Borrower by wire transfer to the U.S. Agent’s account designated under Section 10.1(b) on the fifth (5th) Business Day of each Quarter.

Article 13
– THE AGENTS

13.1	Agents

Each Lender hereby appoints each Agent to act as its agent, as specified hereunder, in connection with this Agreement and any matter contemplated hereunder and authorizes irrevocably each Agent for the duration of such appointment to exercise such rights, powers and discretions as are delegated to such Agent pursuant to this Agreement, the Security and the other Loan Documents together with all such rights, powers and discretions as are incidental hereto or thereto. Each Agent shall have only those duties and responsibilities which are expressly specified in this Agreement, the Security and the other Loan Documents, and it may perform such duties by or through its agents or employees. This Agreement, the Security and the other Loan Documents shall not place any Agent under any fiduciary duties in respect of any Lender. Each Agent and any other Person to whom an Agent may delegate duties or responsibilities as permitted under Section 13.2(h) shall enjoy the same benefits, rights and protections as those provided to the Agents under this Article “mutatis mutandis”.

13.2	Agents’ Responsibility

Each Agent may:

(a)	assume, until it is notified in writing or has actual notice or actual knowledge to the contrary, that:

(i)	any representation made by a Borrower or any of its Subsidiaries in or in connection with any of this Agreement, any Loan Document, any notice or other document, instrument or certificate is true;

(ii)	no Event of Default has occurred; and

(iii)	each Borrower or a Subsidiary of a Borrower is not in breach of or in default under, its obligations under any of this Agreement, the Security or any other Loan Document;

and each Agent may also:

(b)	unless such Agent has actual knowledge or actual notice to the contrary, assume that each Lender’s address is that identified with its signature below until it has received from such Lender a notice designating some other office of such Lender as its address and act upon any such notice until the same is superseded by a further such notice;

(c)	engage and pay for the advice or services of any lawyers, accountants or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained;

(d)	unless such Agent has actual knowledge or actual notice to the contrary, rely as to matters of fact which might reasonably be expected to be within the knowledge of a Borrower or any Subsidiary of a Borrower upon a statement signed by or on behalf of a Borrower or any Subsidiary of a Borrower;

(e)	unless such Agent has actual knowledge or actual notice to the contrary, rely upon any communication or document believed by it to be genuine;

(f)	refrain from exercising any right, power or discretion vested in it under this Agreement, any Security or any other Loan Document unless and until instructed by the Majority Lenders as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised;

(g)	refrain from exercising any right, power or discretion vested in it which would or might in its opinion be contrary to any law of any jurisdiction or any directive or otherwise render it liable to any Person, and may do anything which is in its opinion necessary to comply with any such law or directive;

(h)	retain for its own benefit, and without liability to account for, any fee or other sum receivable by it for its own account;

(i)	accept deposits from, lend money to, provide any advisory or other services to or engage in any kind of banking or other business with any party (including any Affiliate thereof) to this Agreement; and

(j)	refrain from acting in accordance with any instructions of the Majority Lenders to begin any legal action or proceeding arising out of or in connection with any of this Agreement or any Bankers’ Acceptance, or take any steps to enforce or realize upon any Security, until it shall have received such security as it may require (whether by way of payment in advance or otherwise) against all costs, claims, expenses (including legal fees) and liabilities which it will or may expend or incur in complying with such instruction.

13.3	Agents’ Duties

Each Agent shall:

(a)	promptly upon receipt thereof, inform each Lender of the contents of any notice, document, request or other information received by it in its capacity as an Agent hereunder from a Borrower or any Subsidiary of a Borrower;

(b)	promptly notify each Lender of the occurrence of any Event of Default or any Default by a Borrower or a Guarantor in the due performance of its obligations under this Agreement, any Security or any document incidental thereto to which it is expressed to be a party and of which the Agent has actual knowledge or actual notice;

(c)	each time the Borrowers request the prior written consent of the Majority Lenders, use its best efforts to obtain and communicate to the Borrowers the response of the Majority Lenders in a reasonable and timely manner having due regard to the nature and circumstances of the request;

(d)	subject to the foregoing provisions of this Section 13.3 and to Section 13.8, act in accordance with any instructions given to it by the Majority Lenders and, in particular, only take steps to enforce or realize upon Security in accordance with the instructions or delegated authority of the Majority Lenders; and

(e)	if so instructed by the Majority Lenders, refrain from exercising any right, power or discretion vested in it under this Agreement, the Security, any other Loan Document or any document incidental thereto.

13.4	Protection of Agents

Notwithstanding anything to the contrary expressed or implied herein, each of the Agents shall not:

(a)	be bound to enquire as to:

(i)	whether any representation made by a Borrower, a Guarantor or any of their Subsidiaries in or in connection with this Agreement, the Security, any other Loan Document or any document incidental thereto is true;

(ii)	the occurrence or otherwise of any Event of Default;

(iii)	the performance by a Borrower, a Guarantor or any of their Subsidiaries of its obligations under any of this Agreement, the Security, any other Loan Document or any document incidental thereto;

(iv)	any breach of or default by a Borrower, a Guarantor or any of their Subsidiaries of or under its obligations under this Agreement, the Security, any other Loan Document or any document incidental thereto; or

(v)	the use or application by a Borrower of any of the proceeds of the Facilities;

(b)	be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account;

(c)	be bound to disclose to any Person any information relating to a Borrower or a Guarantor if such disclosure would or might in its opinion constitute a breach of any law or regulation or be otherwise actionable at the suit of any Person; or

(d)	accept any responsibility for the accuracy and/or completeness of any information supplied in connection herewith or for the legality, validity, effectiveness, adequacy or enforceability of this Agreement, any Bankers’ Acceptance, any Loan Document or any document incidental hereto or thereto and no Agent shall be under any liability to any Lender as a result of taking or omitting to take any action in relation to this Agreement, any Bankers’ Acceptance, any Loan Document or any document incidental hereto or thereto save in the case of gross negligence or wilful misconduct, and each of the Lenders agrees that it will not assert or seek to assert against any director, officer, employee or agent of any Agent any claim it might have against any of them in respect of the matters referred to in this Section 13.4.

13.5	Indemnification of Agents

Each Lender shall, on demand by an Agent or Issuing Bank, as applicable, indemnify such Agent or Issuing Bank pro rata in accordance with such Lender’s Participation at the time of such demand against any and all costs, claims, reasonable expenses (including legal fees) and liabilities which such Agent or Issuing Bank may incur (and which have not been reimbursed by a Borrower), otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as an Agent or Issuing Bank under this Agreement, any Bankers’ Acceptance, any Loan Document or any document incidental hereto or thereto.

13.6	Termination or Resignation of Agent

(a)	Notwithstanding the appointment of an Agent, the Majority Lenders may (with the consent of the Canadian Borrower prior to an Event of Default and without requiring such consent after the occurrence of an Event of Default which is continuing; such consent not to be unreasonably withheld or delayed), upon giving an Agent 90 days prior written notice to such effect, terminate an Agent’s appointment hereunder.

(b)	An Agent may resign its appointment hereunder at any time without assigning any reason therefor by giving written notice to such effect to each of the other parties hereto.

(c)	In the event of any such termination or resignation, the Majority Lenders shall appoint a successor Agent (with the consent of the Canadian Borrower prior to an Event of Default and without requiring such consent after the occurrence of an Event of Default which is continuing, such consent not to be unreasonably withheld or delayed). The Canadian Agent or the U.S. Agent, as the case may be, (if it is the Agent being replaced) shall deliver copies of the Accounts to such successor and the retiring Agent shall be discharged from any further obligation hereunder but shall remain entitled to the benefit of the provisions of this Article 13 and the Agent’s successor and each of the other parties hereto shall have the same rights and obligations among themselves as they would have had if such successor originally had been a party hereto as an Agent.

13.7	Rights of an Agent as Lender

With respect to its Commitment and its Participation, and to Bankers’ Acceptances and Letters of Credit, an Agent shall have the same rights and powers under this Agreement and any Bankers’ Acceptances as any other Lender, and it may exercise such rights and powers as though it were not performing the duties and functions delegated to it as an Agent hereunder, and the term “Lender” or any other similar term shall, unless the context otherwise requires, include any Agent in its capacity as a Lender.

13.8	Authorized Waivers, Variations and Omissions

If so authorized in writing by the Majority Lenders, the Collateral Agent may grant waivers, consents, vary the terms of this Agreement and do or omit to do all acts and things in connection herewith or therewith. Except with the prior written agreement of all the Lenders (excluding (i) 13.8(c), and (ii) Defaulting Lenders but, subject to subsection 14.3(d), including Defaulting Lenders in subsections 13.8(a), (b), (c), and (h) only), nothing in this Section 13.8 shall:

(a)	authorize any decrease in the Acceptance Fee, the Libor Margin, the Letter of Credit Fee, the Prime Rate Margin, the U.S. Base Rate Margin, the U.S. Prime Rate Margin or the Commitment Fees (for certainty, any amendment required to replace Libor or CDOR upon Libor or CDOR ceasing to be an available interest rate shall only require Majority Lenders’ approval);

(b)	authorize any extension of the date for, or alteration in the amount, currency or mode of calculation or computation of any payment of principal or interest or other amount;

(c)	authorize any increase in the Commitment of a Lender or subject any Lender to any additional obligations hereunder (without the written consent of such Lender);

(d)	authorize any change in the terms of Article 9;

(e)	authorize any change in the terms of Sections 2.2(c) or 2.2(e) or any component definitions thereof (without the written consent of the Canadian Swingline Lender or the U.S. Swingline Lender, as applicable);

(f)	authorize any change in the terms of Section 2.11 or any component definition thereof (without the consent of the applicable Issuing Bank);

(g)	authorize any change in the definition of Majority Lenders;

(h)	authorize the release or discharge of a Borrower or a Guarantor; provided however and notwithstanding the foregoing, the Collateral Agent may, without the consent of the Lenders,

(i)	grant partial releases and discharges of the Security in connection with any sale, lease, transfer, assignment, disposition or conveyance by the Canadian Borrower and/or any of its Subsidiaries of properties or assets permitted under Section 8.2(m), Section 8.3(a) or Section 8.3(e); and

(ii)	as may be required as the result of the amendments to the requirements for the delivering of security contemplated in this agreement;

(i)	authorize any amendments to this Section 13.8; or

(j)	require any Lender to fund its Participation with respect to an acquisition of an Acquisition Entity by way of a hostile takeover which may otherwise be agreed to by the Majority Lenders.

13.9	Financial Information Concerning the Borrowers or Guarantors

Subject to Section 13.3(a), no Agent shall have any duty or responsibility either initially or on a continuing basis to provide any Lender with any credit or other information with respect to the financial condition and affairs of the Borrowers or Guarantors.

13.10	Knowledge of Financial Situation of Borrowers

Each of the Lenders represents and warrants to the Agents that it has made its own independent investigation of the financial condition and affairs of the Borrowers and each Guarantor in connection with the making and continuation of its Participation in this Agreement and that it has not relied on any information provided to it by any Agent in connection herewith or therewith, and each represents and warrants to the Agents that it shall continue to make its own appraisal of the creditworthiness of the Borrowers and the Guarantors from time to time.

13.11	Legal Proceedings

No Agent shall be obligated to take any legal proceedings against a Borrower or any other Person for the recovery of any amount due under this Agreement, the Loan Documents or under any Bankers’ Acceptances. No Lender shall bring legal proceedings against a Borrower, any Guarantor or Subsidiary hereunder or in connection herewith, or exercise any right arising hereunder or in connection herewith over the property and assets of a Borrower, any Guarantor or any Subsidiary, without the prior written consent of the Majority Lenders.

13.12	Capacity as Agent

In performing its functions and duties under this Agreement or under any other Loan Document, each Agent shall act solely as the agent of the Lenders and shall not assume, and shall not be deemed to have assumed, any obligation as agent or trustee for a Borrower or any other Person. No Agent shall be under any liability or responsibility of any kind to the Borrowers, the Lenders or to any other Person arising out of or in relation to any failure or delay in performance or breach by any Lender or Lenders or, as the case may be, by the Borrowers, any Guarantor or any other Person (other than such Agent in respect of its own gross negligence or wilful misconduct) pursuant to or in any way in connection with this Agreement or in connection with any other Loan Document.

13.13	Deposits or Loans Respecting the Borrowers

Each Agent and each of the Lenders may accept deposits from, lend money to and generally engage in any kind of banking or other business with the Borrowers or the Guarantors without liability to account to any Agent or any Lender.

13.14	Separate Collateral Agent

It is the intent of the parties that there shall be no violation of any Applicable Law denying or restricting the right of financial institutions to transact business in any jurisdiction. If an Agent believes that it may be limited in the exercise of any rights or remedies under the Loan Documents due to any Applicable Law, such Agent may appoint an additional Person who is not so limited, as a separate security trustee, collateral agent or co-collateral agent. If an Agent so appoints a security trustee, collateral agent or co-collateral agent, each right and remedy intended to be available to the Agent under the Loan Documents shall also be vested in such separate agent. The Lenders, Agents and Issuing Banks shall execute and deliver such documents as the Agent deems appropriate to vest any rights or remedies in such agent. If any security trustee, collateral agent or co-collateral agent shall die or dissolve, become incapable of acting, resign or be removed, then all the rights and remedies of such agent, to the extent permitted by Applicable Law, shall vest in and be exercised by the Agent until appointment of a new agent.

13.15	Agent Titles

Each Lender, other than The Toronto-Dominion Bank and Toronto-Dominion (Texas) LLC, that is designated (on the cover page of this Agreement or otherwise) by The Toronto-Dominion Bank as an “Agent” or “Arranger” of any type shall not have any right, power, responsibility or duty under any Loan Documents other than those applicable to all Lenders, and shall in no event be deemed to have any fiduciary relationship with any other Lender.

Article 14
– ASSIGNMENTS AND TRANSFERS

14.1	Benefit of Agreement

This Agreement shall be binding upon and enure to the benefit of each party hereto and its successors and permitted assigns.

14.2	Assignments and Transfers by a Borrower or a Guarantor

No Borrower nor Guarantor shall be entitled to assign or transfer all or any of its rights, benefits and obligations hereunder.

14.3	Assignments and Transfers by a Lender

(a)	Subject to Section 14.4, any Lender may, at its cost, assign or transfer:

(i)	to an affiliate of such Lender at any time; and

(ii)	with:

(A)	the consent of the Canadian Agent with respect to a Canadian Lender, the U.S. Agent with respect to a U.S. Lender and the Issuing Bank and the Swingline Lenders (which consents shall not be unreasonably withheld or delayed); and

(B)	(unless there exists an Event of Default) the consent of the Canadian Borrower (which shall not be unreasonably withheld or delayed)

and upon such terms and conditions as such Lender shall determine, all or any portion of its rights, benefits and/or obligations hereunder in relation to a portion of such Lender’s Commitment (or Borrowings in the case of the Term Loan Facility) of not less than, with respect to the Canadian Facilities, U.S.$2,500,000 and with respect to the U.S. Facilities, U.S.$2,500,000, to an assignee or a transferee which in the case of assignments by a Canadian Lender is hereinafter referenced to as a “Canadian Assignee” and in the case of assignments by a U.S. Lender, is a Person which can comply with the provisions of Section 7.9(a) of this Agreement and provides evidence thereof satisfactory to the U.S. Borrower acting reasonably and is in the business of making loans (a “U.S. Assignee”); provided that in the case of an assignment or transfer by a Canadian Lender of all or any portion of its Canadian Revolving Facility Commitment or its Canadian Swingline Commitment there is a corresponding assignment or transfer by the related U.S. Lender (which may, in certain circumstances, be the same institution) to a U.S. Assignee related to the Canadian Assignee (which may, in certain circumstances, be the same institution) of an amount which bears the same proportion to the related U.S. Lender’s Commitment as the amount assigned or transferred by the Canadian Lender bears to the Canadian Lender’s Commitment, and vice versa in the case of an assignment or transfer by a U.S. Lender.

(b)	Where obligations of any Lender are so assigned or transferred, the assignee or transferee shall confirm in writing to the Borrowers, the Issuing Bank, the Swingline Lenders and the Canadian Agent and the U.S. Agent, as the case may be, prior to such assignment or transfer taking effect, that it shall be bound towards the Borrowers and the Agents by the terms hereof relating to such obligations. On the assignment and transfer being made and such written confirmation, as aforesaid, being delivered to the Borrowers and such Agent and Issuing Bank and Swingline Lenders, such Lender shall be relieved of its obligations to the extent of such assignment or transfer thereof and such assignee or transferee shall become a Lender for all purposes of this Agreement and the related documents and transactions provided herein or contemplated thereby to the extent of such assigned or transferred interest on the earlier of (i) fifth (5th) Business Day following receipt by the Issuing Bank and the Swingline Lenders and the Canadian Agent or the U.S. Agent, as applicable, of the confirmation of assignment and (ii) the date agreed to by such recipients.

(c)	In connection with any assignment by a Defaulting Lender, such assignment shall be effective only upon payment by the assignee (permitted above) or Defaulting Lender to the Agent of an aggregate amount sufficient, upon distribution (through direct payment, purchases of participations or other compensating actions as the Agent deems appropriate), (a) to satisfy all funding and payment liabilities then owing by the Defaulting Lender hereunder, and (b) to acquire its Participation of all Loans and Letter of Credit obligations. If an assignment by a Defaulting Lender shall become effective under Applicable Law for any reason without compliance with the foregoing sentence, then the assignee shall be deemed a Defaulting Lender for all purposes until such compliance occurs.

(d)	If a Lender (a) fails to give its consent to any amendment, waiver or action for which consent of all Lenders was required and Majority Lenders consented, or (b) is a Defaulting Lender, then, in addition to any other rights and remedies that any Person may have, the Agent or Canadian Borrower may, by notice to such Lender within 120 days after such event, require such Lender to assign all of its rights and obligations under the Loan Documents to one or more eligible assignees, identified in Section 14.3, pursuant to appropriate documentation, within 20 days after the notice. The Agent is irrevocably appointed as attorney-in-fact to execute any such documentation if the Lender fails to execute it. Such Lender shall be entitled to receive, in cash, concurrently with such assignment, all amounts owed to it under the Loan Documents at par, including all principal, interest and fees through the date of assignment (but excluding any prepayment charge).

14.4	Transfer Certificate

If any Lender wishes to assign or transfer all or any of its rights, benefits and obligations hereunder in accordance with Section 14.3, then such assignment or transfer shall be effected by the delivery by such Lender to the Canadian Agent, the U.S. Agent, the Issuing Bank, the Swingline Lenders and the Borrowers of a duly completed and executed Transfer Certificate whereupon, to the extent that in such Transfer Certificate the Lenders party thereto seeks to assign or transfer its rights and obligations hereunder:

(a)	the applicable Borrower(s) and such Lender shall each be released from further obligations to the other hereunder, and their respective rights against each other shall be cancelled (such rights and obligations being referred to in this Section 14.4 as “discharged rights and obligations”);

(b)	the applicable Borrower(s) and the Transferee party thereto shall each assume obligations towards and acquire rights in respect of each other which differ from the discharged rights and obligations only insofar as the obligations so assumed and the rights so acquired by the Borrowers are owed to and constituted by claims against such Transferee and not such Lender, so that the Borrowers and the Transferee shall have the same rights and obligations towards each other which they would have acquired had the Transferee been an original party hereto;

(c)	the Agents, the Transferee and the other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the Transferee been an original party hereto with the obligations assumed and the rights acquired by it as a result of such assignment or transfer.

(d)	the amounts payable by any Borrower under this Agreement shall not increase, in respect of withholding on account of taxes, as a result of any such assignment or transfer.

14.5	Notice

The Canadian Agent or the U.S. Agent, as the case may be, shall notify promptly the appropriate parties hereto of the receipt by it of any Transfer Certificate, and shall promptly deliver a copy of such Transfer Certificate to the Borrowers.

14.6	Sub-Participations

Any Lender may, at its own cost, grant one or more sub-participations in all or any portion of its rights, benefits and/or obligations hereunder to third parties, without the consent of the Borrowers, and upon such terms and conditions as such Lender shall determine, provided that, notwithstanding any such sub-participation, such Lender shall remain, in so far as the other parties hereto are concerned, entitled to its rights and benefits hereunder and bound by its obligations hereunder and the Borrowers, the other Lenders and the Agents shall not be obliged to recognize any such third party as having the rights against any of them which it would have if it had been a party hereto, and provided further that in the case of any sub-participation by a Canadian Lender to a Canadian participant (a “Canadian Participant”), there shall be a corresponding sub-participation by the related U.S. Lender (which may in certain circumstances be the same institution) to a U.S. participant (a “U.S. Participant”) related to the Canadian Participant of an amount which has the same proportion to the related U.S. Lender’s Commitment as the amount sub-participated by the Canadian Lender has to the Canadian Lender’s Commitment, and vice versa in the case of sub-participation by a U.S. Lender. For greater certainty, the Borrowers shall not be obligated to pay, in respect of any rights, benefits and/or obligations in which a Lender has granted one or more such sub-participations, to such Lender or to any sub-participant thereof any amount(s) pursuant to Article 7 of this Agreement which is (are) greater than the amount(s), if any, which the Borrowers would otherwise have been obligated to pay in respect of such rights, benefits and/or obligations to such Lender, had such sub-participation(s) not been granted.

Each Lender who has granted a participation to a Participant shall not be required to obtain the consent of such Participant to any amendment, waiver or other modification of any Loan Documents other than that which forgives principal, interest or fees, reduces the stated interest rate or fees payable with respect to any Loan or Commitment in which such Participant has an interest, postpones the Revolving Facilities Maturity Date or the Term Facility Maturity Date, as the case may be, or any date fixed for any regularly scheduled payment of principal, interest or fees on such Loan or Commitment, or releases any Borrower, Guarantor or substantial portion of the Collateral.

14.7	Disclosure

Each Lender is hereby authorized by the Borrowers and each Guarantor to disclose to any proposed assignee, Transferee or sub-participant information in such Lender’s possession relating to the Borrowers and each Guarantor provided that such proposed assignee, transferee or sub-participant shall have executed and delivered to such Lender a written undertaking to keep confidential any such information which is not publicly available.

14.8	Assignment to Federal Reserve Bank

Notwithstanding anything to the contrary provided herein, without seeking or obtaining the consent of any party, any U.S. Lender may at any time assign and transfer all or any portion of its rights under this Agreement and any promissory notes issued to such U.S. Lender hereunder to a Federal Reserve Bank in the United States. No such assignment shall release such Lender from its obligations hereunder.

Article 15
– GOVERNING LAW,
COURTS AND JUDGMENT CURRENCY

15.1	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

15.2	Courts

Any legal action or proceeding with respect to this Agreement or any other Loan Document against a Borrower or Guarantor may be brought in the courts of the Province of Ontario, which courts the parties hereto acknowledge irrevocably to be a convenient forum for the resolution of any such legal action or proceeding. Each Borrower and each Guarantor hereby accepts, for itself and in respect of its assets and revenues, generally and unconditionally the non-exclusive jurisdiction of the aforesaid courts.

Each Guarantor domiciled and or resident in the U.S. and U.S. Borrower hereby irrevocably designate and appoint the Canadian Borrower (the “Process Agent”) at its registered office from time to time and of which the Canadian Agent shall have been notified, which office is currently located at 77 King Street West, Suite 3000, P.O. Box 95, TD Centre North Tower, Toronto, ON M5K 1G8, as the authorized agent of U.S. Borrower and each such Guarantor upon which process may be served in any suit or proceeding arising out of or in connection with this Agreement or any Security or other Loan Document relating hereto or thereto which may be instituted in the Province of Ontario and agrees that service of process on the Process Agent together with written notice of such service to U.S. Borrower or such Guarantor by the Person serving the same shall, to the extent permitted by law, be deemed in every respect to be effective service of process on U.S. Borrower or such Guarantor, as the case may be. Notwithstanding the address noted on the execution pages hereof, process may be served on a Borrower at its registered office. However, nothing in this Section 15.2 shall affect the right of any Agent or Lender to serve legal process in any other manner permitted by law or affect the right of any Agent or Lender to bring any action or proceeding against a Borrower or Guarantor or their properties in the courts of any other jurisdiction including, without limitation the State of New York.

15.3	Judgment Currency

(a)	If for the purpose of obtaining judgment in any court it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applied shall be that at which, in accordance with normal banking procedures, a Lender could purchase, in the Toronto foreign exchange market, the Original Currency with the Second Currency on the date 2 Business Days preceding that on which judgment is given. Each Borrower and each Guarantor agrees that its obligation in respect of any Original Currency due from it to any Lender hereunder shall, notwithstanding any judgment or payment in such other currency, be discharged only to the extent that, on the Business Day following the date such Lender receives payment of any sum so adjudged to be due hereunder in the Second Currency such Lender may, in accordance with normal banking procedures, purchase, in the Toronto foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased or could have been so purchased is less than the amount originally due in the Original Currency, each Borrower and each Guarantor agrees as a separate obligation and notwithstanding any such payment or judgment to indemnify such Lender against such loss.

(b)	The term “rate of exchange” in this Section 15.3 means the spot rate at which the Lender in accordance with normal practices is able on the relevant date to purchase the Original Currency with the Second Currency and includes any premium and costs of exchange payable in connection with such purchase.

Article 16
– MISCELLANEOUS

16.1	Equal Ranking of Lenders

The Lenders, and to the extent necessary the Borrowers, agree that any indebtedness of a Borrower towards any of the Agents and any of the Lenders:

(a)	hereunder (including Banking Services); and

(b)	under Secured Hedging Agreements (i) for so long as such Lender remains a Lender hereunder or (ii) in respect of a Lender who is no longer a Lender hereunder, provided that such Secured Hedging Agreement was entered into with such Lender (or an Affiliate of such Lender) when such Lender was a Lender hereunder, are Obligations and shall be secured by the Security and shall be recoverable by the Agents in accordance with the terms of this Agreement, the Security and the Loan Documents and all such obligations shall rank equally without preference or distinction with the indebtedness of a Borrower towards any Lender hereunder (including Banking Services) or under any Secured Hedging Agreements.

16.2	Sharing of Information

Each Borrower and each Guarantor agree that the Agents and the Lenders may share amongst themselves any information which any of them may possess concerning any Borrower or Guarantor, as the case may be, in respect of a Borrower’s or a Guarantor’s undertakings, obligations or indebtedness towards any Lender pursuant to this Agreement as well as any payment received from a Borrower or a Guarantor by any Lender pursuant to this Agreement.

16.3	Severability

If any of the provisions of this Agreement, any Article, any Section or any Bankers’ Acceptance shall be unenforceable or invalid in any jurisdiction, the validity and enforceability of such provisions in any other jurisdiction shall not be impaired thereby nor shall the enforceability and validity of any other provisions of this Agreement, any Article, any Section or any Bankers’ Acceptance be impaired thereby.

16.4	Remedies and Waivers

No failure to exercise, and no delay in exercising, on the part of the Agents or the Lenders or any of them, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

16.5	Direct Obligation

Notwithstanding any other provision hereof, the Borrowers shall be obligated directly towards the Agents and each of the Lenders in respect of the Participation of each of the Lenders which are made available to such Borrower as well as any other amounts which may be payable by the Borrowers pursuant to or in connection with this Agreement or any Borrowings. The obligations of each of the Lenders are independent from one another, are not joint and several, and may not be increased, reduced, extinguished or otherwise affected due to the default of another Lender pursuant hereto. Any default of any party hereto in the performance of its obligations shall not release any of the other parties hereto from the performance of any of its respective obligations.

16.6	Notices

The following provisions shall govern in respect of notices or communications contemplated hereunder:

(a)	unless otherwise stated, each communication to be made hereunder shall be made in writing;

(b)	all communications or notices to be made to:

(i)	any Borrower, shall be made to the Canadian Borrower, as provided in Section 16.6(c); and

(ii)	a Guarantor, shall be made to such Guarantor with a copy to the Canadian Borrower, as provided in Section 16.6(c);

(c)	subject to Section 16.6(b) and to an Agent’s irrevocable right to deliver communications or notices to the Canadian Borrower’s address specified in Section 15.2, any written communication or document to be made or delivered by one party to another pursuant to this Agreement shall (unless otherwise specified herein or that other party has by notice to the Agent specified another address or facsimile number) be made or delivered to that other Person at the address, facsimile number or email address identified with its signature below and shall in any event be deemed to have been made or delivered or (in the case of any other form of written communication) when left at that address or otherwise received or, as the case may be, 10 days after being deposited in the post first class postage prepaid in an envelope addressed to it at that address, provided that any communication or document to be made or delivered to any Agent shall be effective only when received by such Agent; it is agreed that parties shall not send communications by mail or postal service when there is an actual or likely pending strike or similar disruption of mail or postal services;

(d)	subject to Section 16.6(b), where any provision of this Agreement specifically contemplates telephone communication, such communication shall (unless otherwise specified herein or that other party has by written notice to the Agents specified another telephone number) be made to that other party at the telephone number identified with its signature below; each such telephone communication shall be expressed to be for the attention of the officer whose name has been identified with its signature below; and

(e)	each party hereto shall confirm promptly by writing any telephone communication made by it to another party pursuant to this Agreement, however the absence of such confirmation shall not affect the validity of such communication.

16.7	Counterparts

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

16.8	Calculation/Limit on Rate of Interest

(a)	for purposes of this agreement whenever interest is to be paid on a basis of a year of less than a calendar year (the “calculation period”) the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent, is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the calculation period.

(b)	Notwithstanding any provision contained in this Agreement, the Borrowers shall not be obliged to make any payments of interest or other amounts payable to a Lender hereunder in excess of the amount or rate which would be prohibited by Applicable Law or would result in the receipt by a Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada) or other Applicable Law).

(c)	In the event that any such payments are limited or prohibited as provided in Section 16.8(a), the Lenders shall have no further obligation to make any Borrowings available hereunder and the entire amount of Borrowings then outstanding shall become immediately due and payable.

(d)	Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under Applicable Law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with Applicable Law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Rate to the date of repayment, shall have been received by such Lender.

16.9	USA Patriot Act Notice

Each Lender, as applicable, hereby notifies the Borrowers that pursuant to the requirements of the USA Patriot Act (Title III of Pub.: 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify, and record information that identifies each Borrower, which information includes the name of each Borrower and Guarantor and other information that will allow such Lender to identify each Borrower and Guarantor in accordance with the Patriot Act, and the Borrowers agree to provide such information from time to time to any Lender.

16.10	Canadian Anti-Money Laundering Legislation.

(a)	Each Borrower and Guarantor acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders may be required to obtain, verify and record information regarding the Borrowers and Guarantors and their respective directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrowers and Guarantors, and the transactions contemplated hereby. Each Borrower and Guarantor shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or any prospective assignee or participant of a Lender, any Issuing Bank or any Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(b)	If the Agent has ascertained the identity of any Borrower and Guarantor or any authorized signatories of the Borrowers and Guarantors for the purposes of applicable AML Legislation, then the Agent:

(i)	shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Agent within the meaning of the applicable AML Legislation; and

(ii)	shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that neither the Agent has any obligation to ascertain the identity of the Borrowers and Guarantors or any authorized signatories of the Borrowers and Guarantors on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from any Borrower and Guarantor or any such authorized signatory in doing so.

16.11	Precedence

For so long as the Intercreditor Agreement is in full force and effect, in the event that the provisions of the Intercreditor Agreement contradict or are otherwise incapable of being construed in conjunction with the provisions of this Agreement, the provisions of the Intercreditor Agreement shall take precedence over those provisions contained herein.

16.12	Acknowledgement and Consent to Bail-In of EEA Financial Institutions

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)	the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)	a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

Article 17
-AMENDMENT AND RESTATEMENT

This Agreement amends and restates in its entirety the Original Credit Agreement as of the Effective Date and upon the effectiveness of this Agreement, the terms and provisions of the Original Credit Agreement shall be superseded hereby. As of the Effective Date, all references to the “Credit Agreement” (or words of similar meaning) contained in the Loan Documents delivered in connection with the Original Credit Agreement shall, and shall be deemed to, refer to this Agreement. Notwithstanding the amendment and restatement of the Original Credit Agreement by this Agreement, the Obligations of the Original Credit Parties and the additional Guarantors outstanding under the Original Credit Agreement as of the Effective Date shall remain outstanding and shall constitute continuing Obligations and shall continue as such under this Agreement and shall not be deemed to evidence or result in a novation or repayment and re-borrowing of such Obligations.

AS WITNESS the hands of the duly authorized representatives of the parties hereto on the execution pages hereof as of the day and year first before written.

FIRSTSERVICE CORPORATION, as Canadian Borrower

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Chief Financial Officer

FIRSTSERVICE (USA), INC., as U.S. Borrower

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Secretary and Chief Financial Officer
I have the authority to bind the Corporation

FIRSTSERVICE RESIDENTIAL BC LTD., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

FIRSTSERVICE RESIDENTIAL ALBERTA LTD., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

FIRSTSERVICE RESIDENTIAL MANAGEMENT CANADA INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Secretary
I have the authority to bind the Corporation

Amended and Restated Credit Agreement – FirstService Corporation

TELELINK SERVICES INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

FS BRANDS CANADA, INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

Liv North Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

Canadian Aquatics Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

HSG Health Systems Group Limited, as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

Amended and Restated Credit Agreement – FirstService Corporation

Superior Pool, Spa & Leisure Ltd., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Chairman and Secretary
I have the authority to bind the Corporation

2437273 Ontario Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: President
I have the authority to bind the Corporation

FirstService Residential Ontario, as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Partnership

FIRSTSERVICE CAM HOLDINGS, INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Secretary
I have the authority to bind the Corporation

FS PROPERTY SERVICES (U.S.) LLC, as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Treasurer
I have the authority to bind the LLC

Amended and Restated Credit Agreement – FirstService Corporation

FIRSTSERVICE FINANCIAL, INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

FirstService restoration, INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Treasurer and Chief Financial Officer
I have the authority to bind the Corporation

Farris Enterprises INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: President and Treasurer
I have the authority to bind the Corporation

FirstService Residential, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

Lieberman Management Services, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

Amended and Restated Credit Agreement – FirstService Corporation

FirstService Residential Illinois, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

FirstService Residential Missouri, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

FirstService Residential FLORIDA, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

Luke's Landscaping, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

FirstService Residential Georgia, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

Amended and Restated Credit Agreement – FirstService Corporation

FSRM (NV), Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

FirstService Residential, Nevada, LLC, as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the LLC

FirstService Residential Arizona, LLC, as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the LLC

Amended and Restated Credit Agreement – FirstService Corporation

The Merit Companies, LLC, as a Guarantor

Per:
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the LLC

MarWest Commercial Real Estate Services, LLC, as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the LLC

FirstService Residential California, LLC, as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the LLC

FirstService Residential California Holdings, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

FirstService Residential California, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

Amended and Restated Credit Agreement – FirstService Corporation

The Wentworth Group, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

NYHC, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

Planned Companies Holding, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Person
I have the authority to bind the Corporation

Amended and Restated Credit Agreement – FirstService Corporation

“Patrick Tran”

FIRSTSERVICE INTERNATIONAL HOLDINGS S.à r.l.

Société à responsabilité limitée

17 Boulevard Prince Henri

L-1724 Luxembourg

Grand Duchy of Luxembourg

Share Capital: USD 40,000

RCS Number: B 170.656

Represented by:

Name: Patrick Tran

Title: Manager

Amended and Restated Credit Agreement – FirstService Corporation

THE TORONTO-DOMINION BANK, as Collateral Agent

Per:	“Andi Zeneli”
Name: Andi Zeneli
Title: Vice President, Loan Syndications-Agency

THE TORONTO-DOMINION BANK, as Canadian Administration Agent

Per:	“Andi Zeneli”
Name: Andi Zeneli
Title: Vice President, Loan Syndications-Agency

TORONTO-DOMINION (TEXAS) LLC, as U.S. Administration Agent

Per:	“Annie Dorval”
Name: Annie Dorval
Title: Authorized Signatory

Amended and Restated Credit Agreement – FirstService Corporation

EFFECTIVE DATE ISSUING BANK (U.S.)

the TORONTO-DOMINION BANK, NEW YORK Branch

Per:	“Annie Dorval”
Name: Annie Dorval, Authorized Signatory
Tel:
Fax:
Email:
Address:

Amended and Restated Credit Agreement – FirstService Corporation

EFFECTIVE DATE ISSUING BANK (CANADA)

the TORONTO-DOMINION BANK

Per:	“Tim Thomas”
Name: Tim Thomas, Managing Director
Tel:
Fax:
Email:
Address:

Per:	“Andrew C. Rytel”
Name: Andrew C. Rytel, Vice President
Tel:
Fax:
Email:
Address:

Amended and Restated Credit Agreement – FirstService Corporation

EFFECTIVE DATE ISSUING BANK (U.S.)

JPMORGAN CHASE BANK, N.A.

Per:	“Lisa Whatley”
Name: Lisa Whatley
Tel: (312) 325-3211
Fax: (312) 212-5905
Email: lisa.a.whatley@jpmorgan.com
Address: 10 South Dearborn, Floor 09, Chicago, IL, 60603-2300, United States

Amended and Restated Credit Agreement – FirstService Corporation

EFFECTIVE DATE ISSUING BANK (U.S.)

BANK OF AMERICA, N.A.

Per:	“Julie Griffin”
Name: Julie Griffin
Tel: 416 369 2805
Fax: N/A
Email: julie_griffin@baml.com
Address: 181 Bay St., Suite 400, Toronto, ON, M5J 2V8

Amended and Restated Credit Agreement – FirstService Corporation

CANADIAN LENDERS

THE TORONTO-DOMINION BANK

Per:	“Tim Thomas”
Name: Tim Thomas
Title: Managing Director

Per:	“Andrew C. Rytel”
Name: Andrew C. Rytel
Title: Vice President

Address for Notice: TD Bank Tower 66 Wellington St. West, 9th Floor Toronto, Ontario M5K 1A2 Attn: Telecopier No.: Email:

Amended and Restated Credit Agreement – FirstService Corporation

CANADIAN LENDERS CONT’D

JPMORGAN CHASE BANK, N.A., Toronto Branch

Per:	“Jeffrey Coleman”
Name: Jeffrey Coleman
Title: Executive Director

Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn: Jeffrey Coleman Telecopier No.: (416) 981-9278 Email: jeffrey.s.coleman@jpmorgan.com

Amended and Restated Credit Agreement – FirstService Corporation

CANADIAN LENDERS CONT’D

BANK OF MONTREAL

Per:	“Sean P. Gallaway”
Name: Sean P. Gallaway
Title: Director

Address for Notice: 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Attn: Email:

Amended and Restated Credit Agreement – FirstService Corporation

CANADIAN LENDERS CONT’D

HSBC BANK CANADA

Per:	“Jesse Macmasters”
Name: Jesse Macmasters
Title: Head of Large Corporate - Corporate

Per:	“Simon Tobin”
Name: Simon Tobin
Title: Director, Large Corporate Banking

Address for Notice: 70 York Street, 4th Floor Toronto, Ontario M5J 1S9 Attn: Telecopier No.: Email:

Amended and Restated Credit Agreement – FirstService Corporation

CANADIAN LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	“Steve Holyman”
Name: Steve Holyman
Title: Managing Director

Per:	“Andrew Morales”
Name: Andrew Morales
Title: Associate Director

Address for Notice: 40 King St. W., 64th Floor Toronto, Ontario, M5W 2X6 Attn: Telecopier No.: (416) 863-7117 Email: steve.holyman@scotiabank.com / andrew.morales@scotiabank.com

Amended and Restated Credit Agreement – FirstService Corporation

CANADIAN LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	“Julie Griffin”
Name: Julie Griffin
Title: Senior Vice President

Address for Notice: 181 Bay Street Toronto, Ontario M5J 2V8 Attn: Julie Griffin Telecopier No.: N/A Email: julie_griffin@baml.com

Amended and Restated Credit Agreement – FirstService Corporation

CANADIAN LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	“Sophia Soofi”
Name: Sophia Soofi
Title: Executive Director

Per:	“Stephen Redding”
Name: Stephen Redding
Title: Managing Director

Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Telecopier No.: Email:

Amended and Restated Credit Agreement – FirstService Corporation

CANADIAN LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	“Gavin Virgo”
Name: Gavin Virgo
Title: Vice-President

Per:	“David Torrey”
Name: David Torrey
Title: Managing Director

Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Gavin Virgo Telecopier No.: 416-869-6545 Email: gavin.virgo@nbc.ca

Amended and Restated Credit Agreement – FirstService Corporation

CANADIAN LENDERS CONT’D

U.S. BANK, NATIONAL ASSOCIATION, Canada Branch

Per:	“James F. Cooper”
Name: James F. Cooper
Title: Sr. V/President

Address for Notice:

Suite 2300, 120 Adelaide Street West

Toronto, Ontario M5H 1T1

Attn: James F. Cooper

Telecopier No.:

and

4747 Executive Drive

La Jolla, CA 92121

Attn: James Cooper

Email: james.cooper@usbank.com

Amended and Restated Credit Agreement – FirstService Corporation

CANADIAN LENDERS CONT’D

ROYAL BANK OF CANADA

Per:	“Vishal Nayee”
Name: Vishal Nayee
Title: Authorized Signatory

Per:
Name:
Title:

Address for Notice: 200 Bay St., South Tower, 5th Floor Toronto, Ontario M5J 2W7 Attn: Telecopier No.: Email:

Amended and Restated Credit Agreement – FirstService Corporation

CANADIAN LENDERS CONT’D

MUFG UNION BANK, N.A.

Per:	“George Stoecklein”
Name: George Stoecklein
Title: Managing Director

Address for Notice: 445 S. Figueroa St. G16-110 Los Angeles, CA 90071 Attn: Telecopier No.: Email:

Amended and Restated Credit Agreement – FirstService Corporation

U.S. LENDERS

THE toronto-dominion BANK, New York Branch

Per:	“Annie Dorval”
Name: Annie Dorval
Title: Authorized Signatory

Per:
Name:
Title:

Address for Notice: Attn: Telecopier No.: Email:

Amended and Restated Credit Agreement – FirstService Corporation

U.S. LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	“Lisa Whatley”
Name: Lisa Whatley
Title: Managing Director

Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn: Jeffrey Coleman Telecopier No.: (416) 981-9278 Email: jeffrey.s.coleman@jpmorgan.com

Amended and Restated Credit Agreement – FirstService Corporation

U.S. LENDERS CONT’D

BANK OF MONTREAL, Chicago Branch

Per:	“Brian L. Banke”
Name: Brian L. Banke
Title: Managing Director

Address for Notice: 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Attn: Email:

Amended and Restated Credit Agreement – FirstService Corporation

U.S. LENDERS CONT’D

HSBC BANK CANADA

Per:	“Jesse Macmasters”
Name: Jesse Macmasters
Title: Head of Large Corporate - Corporate

Per:	“Simon Tobin”
Name: Simon Tobin
Title: Director, Large Corporate Banking

Address for Notice: 70 York Street, 4th Floor Toronto, Ontario M5J 1S9 Attn: Telecopier No.: Email:

Amended and Restated Credit Agreement – FirstService Corporation

U.S. LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	“Steve Holyman”
Name: Steve Holyman
Title: Managing Director

Per:	“Andrew Morales”
Name: Andrew Morales
Title: Associate Director

Address for Notice: 40 King St. W., 64th Floor Toronto, Ontario, M5W 2X6 Attn: Telecopier No.: Email:

Amended and Restated Credit Agreement – FirstService Corporation

U.S. LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	“Julie Griffin”
Name: Julie Griffin
Title: Senior Vice President

Address for Notice: 181 Bay Street Toronto, Ontario M5J 2V8 Attn: Julie Griffin Telecopier No.: N/A Email: julie_griffin@baml.com

Amended and Restated Credit Agreement – FirstService Corporation

U.S. LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	“Sophia Soofi”
Name: Sophia Soofi
Title: Executive Director

Per:	“Stephen Redding”
Name: Stephen Redding
Title: Managing Director

Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Telecopier No.: Email:

Amended and Restated Credit Agreement – FirstService Corporation

U.S. LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	“Gavin Virgo”
Name: Gavin Virgo
Title: Vice-President

Per:	“David Torrey”
Name: David Torrey
Title: Managing Director

Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Gavin Virgo Telecopier No.: 416-869-6545 Email: gavin.virgo@nbc.ca

Amended and Restated Credit Agreement – FirstService Corporation

U.S. LENDERS CONT’D

U.S. BANK, NATIONAL ASSOCIATION

Per:	“James F. Cooper”
Name: James F. Cooper
Title: Sr. V/President

Address for Notice: 4747 Executive Drive La Jolla, CA 92121 Attn: James F. Cooper Telecopier No.: Email: james.cooper@usbank.com

Amended and Restated Credit Agreement – FirstService Corporation

U.S. LENDERS CONT’D

ROYAL BANK OF CANADA

Per:	“Vishal Nayee”
Name: Vishal Nayee
Title: Authorized Signatory

Per:
Name:
Title:

Address for Notice: 200 Bay St., South Tower, 5th Floor Toronto, Ontario M5J 2W7 Attn: Telecopier No.: Email:

Amended and Restated Credit Agreement – FirstService Corporation

U.S. LENDERS CONT’D

MUFG UNION BANK, N.A.

Per:	“George Stoecklein”
Name: George Stoecklein
Title: Managing Director

Address for Notice: 445 S. Figueroa St. G16-110 Los Angeles, CA 90071 Attn: Telecopier No.: Email:

Amended and Restated Credit Agreement – FirstService Corporation

SCHEDULE “A” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF JUNE 21, 2019, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

LIST OF UNRESTRICTED ENTITIES

NIL

1

SCHEDULE “B” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF JUNE 21, 2019, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF REPAYMENT NOTICE

TO:	THE TORONTO-DOMINION BANK, as Canadian Administration Agent or TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent

FROM:	FIRSTSERVICE CORPORATION or FIRSTSERVICE (USA), INC.

DATE:	●

1	This Repayment Notice is delivered to you pursuant to Section [2.2] [6.1] of the Amended and Restated Credit Agreement (as in effect on the date hereof, the “Credit Agreement”) dated as of June 21, 2019. All capitalized terms used in this Drawdown Notice shall have the respective meanings set forth in the Credit Agreement.

2	The undersign[s] [ed] hereby submit the following [permanent] Repayment [and cancellation]:

Bankers’ Acceptances:
Prime Rate Loan:
U.S. Base Rate Loan:
U.S. Prime Rate Loan:
Libor Loan:
[Commitment Termination Amount]

3	The representations and warranties set forth in the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

4	No event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default with the giving of notice and/or the lapse of time or both.

Yours very truly,

[FIRSTSERVICE CORPORATION] [FIRSTSERVICE (USA), INC.]

Per:
Name:
Title:

1

SCHEDULE “C” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF JUNE 21, 2019, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF TRANSFER CERTIFICATE

TO:	THE TORONTO-DOMINION BANK, as Canadian Administration Agent

AND TO:	TORONTO DOMINION (TEXAS), LLC, as U.S. Administration Agent

AND TO:	ISSUING BANK

AND TO:	SWINGLINE LENDERS

AND TO:	FIRSTSERVICE CORPORATION AND FIRSTSERVICE (USA), INC.

WHEREAS FirstService Corporation (the “Canadian Borrower”) and FirstService (USA) Inc. (the “US Borrower” and together with the Canadian Borrower, the “Borrowers”), the Subsidiaries named on the execution pages thereto as Guarantors, the banks named on the execution pages thereof as lenders (the “Lenders”), TD Securities, as Sole Lead Arranger and Sole Bookrunner, The Toronto-Dominion Bank, as the Collateral Agent and Canadian Administration Agent (the “Agent”), and Toronto Dominion (Texas) LLC, as U.S. Administration Agent, entered into an Amended and Restated Credit Agreement dated as of June 21, 2019 (as in effect on the date hereof, the ”Credit Agreement”) whereby the Lenders agreed to grant the Borrowers (a) the Canadian Revolving Facility including the Canadian Swingline Facility (as both are defined in the Credit Agreement) in an aggregate amount of up to U.S.$235,000,000 to be made available to the Canadian Borrower by the Canadian Lenders, and (b) the U.S. Revolving Facility including the U.S. Swingline Facility (as both are defined in the Credit Agreement) in an aggregate amount not exceeding U.S.$ 215,000,000 to be made available to the U.S. Borrower by the U.S. Lenders;

AND WHEREAS pursuant to and in accordance with Sections 14.3 and 14.4 of the Credit Agreement the undersigned Lender may assign or transfer to, in the case of assignments by a U.S. Lender, a Person which can comply with Section 7.9(a) of the Credit Agreement, otherwise, any other Person, all or any portion of its rights, benefits and/or obligations under the Credit Agreement in relation to a portion of such Lender’s Commitment [Borrowings under the Term Loan Facility] of not less than U.S.$2,500,000 [with respect to the Canadian Facilities and with respect to U.S. Facilities, U.S.$2,500,000; provided that in the case of an assignment or transfer by a Canadian Lender of all or any portion of its Canadian Revolving Facility Commitment or its Canadian Swingline Commitment there is a corresponding assignment or transfer by the related U.S. Lender (which may, in certain circumstances be the same institution) to a U.S. Assignee related to the Canadian Assignee (which may in certain circumstances be the same institution) of an amount which bears the same proportion to the related U.S. Lender’s Commitment as the amount assigned or transferred by the Canadian Lender bears to the Canadian Lender’s Commitment, and vice versa in the case of an assignment or transfer by a U.S. Lender.]

AND WHEREAS the undersigned Lender (the “Transferor”) wishes to assign and to transfer to ● (the “Transferee”) certain of the rights, benefits and obligations of the Transferor under the Credit Agreement specified herein;

1

NOW THEREFORE in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Transferor and the Transferee agree as follows:

1	All capitalized terms defined in the Credit Agreement and not otherwise defined herein have the same meaning as in the Credit Agreement.

2	The Transferor, with respect to U.S.$● being the principal amount of outstanding Borrowings made by such Lender as of the date hereof under the [Canadian Facility][U.S. Facility][Term Loan Facility], assigns and transfers to the Transferee U.S.$● of such Borrowings and thereby transferring such portion of the rights, benefits and obligations of the Transferor in respect of the principal amount of the Transferor’s [Commitment] [Borrowings under the Term Loan Facility] (collectively the “Transferred Rights, Benefits and Obligations”).

3	The Transferee, upon payment of the agreed amount therefor to the Transferor in immediately available funds as such parties shall have agreed, accepts the transfer of the Transferred Rights, Benefits and Obligations (the “Transfer”) and accepts and assumes the Transferred Rights, Benefits and Obligations (the “Assumption”).

4	Upon the effectiveness of such Transfer, the Transferor’s Participation shall be U.S.$● and the Transferee’s Participation shall be U.S.$●.

5	The Transfer and the Assumption are governed by and subject to Sections 14.3 and 14.4 of the Credit Agreement.

6	The Transferee acknowledges and confirms that it has not relied upon and that the Transferor has not made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of the Credit Agreement, the Security or any other documentation or information delivered by the Transferor to the Transferee in connection therewith or for the performance thereof by any party thereto or for the financial condition of the Borrowers or the Guarantors. All representations, warranties and conditions express or implied by law or otherwise are hereby excluded. Such sale, transfer and assignment is without recourse to the Transferor.

7	The Transferee represents and warrants that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of an investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrowers and the Guarantors and has not relied and will not hereafter rely on the Transferor to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrowers or the Guarantors.

8	Each of the Transferor and the Transferee represents and warrants to the other, that it has the capacity and power to enter into the Transfer and the Assumption in accordance with the terms hereof and to perform its obligations arising therefrom, and all action required to authorize the execution and delivery hereof and the performance of such obligations has been duly taken.

9	Each of the Transferor and Transferee hereby agree that the Transfer and Assumption, in accordance with the terms hereof, shall be effected and effective [● (●) Business Days] from the date hereof.

10	This Transfer Certificate may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

11	This Transfer Certificate shall be governed by and construed in accordance with the laws of the Province of Ontario, Canada.

2

DATED this                 day of                ,            .

TRANSFEREE Per: Name: Title:	TRANSFEROR Per: Name: Title:
Per: Name: Title:	Per: Name: Title:

3

The Canadian Borrower, the Canadian Agent or U.S. Agent, as the case may be, the Canadian Swingline Lender, the U.S. Swingline Lender and the Issuing Banks hereby acknowledge and confirm that [Transferee]                          is an acceptable Transferee in accordance with the applicable provisions of the Credit Agreement and (ii) that the Canadian Borrower and the Canadian Agent or U.S. Agent, as the case may be, the Canadian Swingline Lender, the U.S. Swingline Lender and the Issuing Banks have received an executed copy of this Transfer Certificate.

DATED this               day of                          ,            .

FIRSTSERVICE CORPORATION

Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as Canadian Administration Agent

Per:
Name:
Title:

TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent

Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as Canadian Swingline Lender

Per:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as U.S. Swingline Lender

Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as Issuing Bank

Per:
Name:
Title:

4

THE TORONTO-DOMINION BANK, NEW YORK BRANCH, as Issuing Bank

Per:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Issuing Bank

Per:
Name:
Title:

BANK OF AMERICA, N.A., as Issuing Bank

Per:
Name:
Title:

5

SCHEDULE “D” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF JUNE 21, 2019, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF CONVERSION NOTICE

TO:	THE TORONTO-DOMINION BANK, as Canadian Administration Agent or TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent
FROM:	FIRSTSERVICE CORPORATION or FIRSTSERVICE (USA), INC.
DATE:	●

1	This Conversion Notice is delivered to you pursuant to Sections 2.2 and 2.3 of the Amended and Restated Credit Agreement (as in effect on the date hereof, the “Credit Agreement”) dated as of June 21, 2019. All capitalized terms used in this Conversion Notice shall have the respective meanings set forth in the Credit Agreement.

2	We hereby request a conversion as follows:

(a)	Date of Conversion:

(b)	Type of Advance to be converted from:

(c)	Amount of Advance (or portion thereof) to be converted:

(d)	Type of Advance to be converted into:

(e)	Interest Period of Advance (or portion thereof) to be Converted into (if applicable):

3	The representations and warranties set forth in the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

1

4	No event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default with the giving of notice and/or the lapse of time or both.

Yours very truly,

[FIRSTSERVICE CORPORATION] [FIRSTSERVICE (USA), INC.]

Per:
Name:
Title:

2

SCHEDULE “E” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF JUNE 21, 2019, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF DRAWDOWN NOTICE

TO:	THE TORONTO-DOMINION BANK, as Canadian Administration Agent or TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent
FROM:	FIRSTSERVICE CORPORATION or FIRSTSERVICE (USA), INC.
DATE:	●
1	This Drawdown Notice is delivered to you pursuant to Section 2.4 of the Amended and Restated Credit Agreement (as in effect on the date hereof, the “Credit Agreement”) dated as of June 21, 2019. All capitalized terms used in this Drawdown Notice shall have the respective meanings set forth in the Credit Agreement.

2	The undersign[s] [ed] hereby request[s] the following Drawdown:

Bankers’ Acceptances:

Prime Rate Loan:

U.S. Base Rate Loan:

U.S. Prime Rate Loan:

Libor Loan:

3	The representations and warranties set forth in the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

4	No event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default with the giving of notice and/or the lapse of time or both.

Yours very truly,

[FIRSTSERVICE CORPORATION] [FIRSTSERVICE (USA), INC.]

Per:
Name:
Title:

1

SCHEDULE “F” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF JUNE 21, 2019, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

DETAILS OF ISSUE

TO: FIRSTSERVICE CORPORATION

FROM: ●

DATE: ●

1	Principal Amount of Bankers’ Acceptances Issued and Maturity Date:

2	Reference Bankers’ Acceptance Discount Rate:

3	Amount of the Stamping Fee:

4	Net Proceeds:

5	Amount of Available Proceeds:

DATED at Toronto this              day of                                  ,                      .

●
Per:
Name:
Title:

1

SCHEDULE “G” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF JUNE 21, 2019, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF COMPLIANCE CERTIFICATE

TO: THE TORONTO-DOMINION BANK, as Canadian Agent

Reference is made to the Amended and Restated Credit Agreement dated as of June 21, 2019, by and among, amongst others, FirstService Corporation (the “Canadian Borrower”) and FirstService (USA), Inc., (the “U.S. Borrower” and together with the Canadian Borrower, the “Borrowers”), the Subsidiaries named on the execution pages thereof, as Guarantors, TD Securities, as Sole Lead Arranger and Sole Bookrunner, the banks named on the execution pages thereof, as Lenders (the “Lenders”), The Toronto-Dominion Bank, as Collateral Agent and Canadian Administration Agent, and Toronto Dominion (Texas) LLC, as U.S. Administration Agent (as in effect on the date hereof, the “Credit Agreement”). All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed thereto in the Credit Agreement.

I, the undersigned, ●, in my capacity as [Chief Financial Officer or Corporate Controller] of the Canadian Borrower and not personally, after making due enquiry, hereby certify to the Agents and each of the Lenders that the following, to the best of my knowledge, is true and correct as of the date hereof:

1	The representations and warranties set forth in Section 8.1 of the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

2	The Borrowers and the Guarantors are each in compliance with all of the covenants and other terms and conditions under the Credit Agreement.

3	Pursuant to Section 8.2(h)[(i) or (ii)] of the Credit Agreement, enclosed are the following financial statements of the Canadian Borrower for the period ending , 20 (the “Reporting Period”):

[Unaudited consolidated financial statements for the Quarter of Canadian Borrower ended                   , 20     and the unaudited financial statements of the Canadian Borrower for the same Quarter prepared on a basis that excludes Unrestricted Entities from the consolidation.]

OR

[Audited consolidated financial statements for the Fiscal Year of the Canadian Borrower ended                            , 20      and the unaudited financial statements of the Canadian Borrower for the same Fiscal Year prepared on a basis that excludes Unrestricted Entities from the consolidation.]

These statements are all in reasonable detail, fairly presenting the financial position and results of operation of the Canadian Borrower as at the date thereof and for such periods, and have been prepared in accordance with GAAP as of _______________, [subject to audit and year end adjustments and to be included for delivery of Quarterly statements only] applied consistently, subject to such adjustments as may be required to exclude Unrestricted Entities from the consolidation. I hereby certify that these statements are accurate and correct in all material respects.

1

All changes to the financial statements affected by changes in GAAP since ___________________ (or the application thereof by the Canadian Borrower) are reflected on the attached Schedule “I” reconciling all line items affected by such changes in GAAP, with reasonable explanation as to the affects of GAAP on each line item.

4	The following are the financial calculations necessary to determine the Canadian Borrower’s compliance with the financial covenants contained in Section 8.4 of the Credit Agreement which are required to be reported as of , 20 :

(a)	Total Debt/Consolidated EBITDA Ratio
Compliance Yes/No

(b)	Interest Coverage Ratio
Compliance Yes/No

(c)	Shareholders’ Equity
Compliance Yes/No
Compliance Yes/No

Attached hereto as Schedule “II” are the details of Normalizing Adjustments to Consolidated EBITDA made in calculating the Total Debt/Consolidated EBITDA Ratio for the Reporting Period.

5	No Default or Event of Default occurred and is continuing [or: Attached hereto as Schedule “III” are the particulars of a Default or Event of Default which has occurred and is continuing].

6	Attached hereto as Schedule “IV” is a report on Dispositions made during the Reporting Period in excess of an aggregate of U.S.$20,000,000.

7	Attached hereto as Schedule “V” is a report on outstanding Secured Hedging Agreements entered into or guaranteed by the Canadian Borrower and its Subsidiaries and the amounts secured under Secured Hedging Agreements.

8	Attached hereto as Schedule “VI” is a report on the aggregate initial investment value of all Unrestricted Entities which continue to qualify as Unrestricted Entities as at the end of the Reporting Period.

9	[NTD: Applicable annually] [Attached hereto as Schedule “VII” is a report setting forth the EBITDA for each Borrower and each of its Subsidiaries, on an individual basis, for the previous Fiscal Year.

10	Attached hereto as Schedule “VIII” [is][are] updated schedules to the Security identifying any changes in the issued and outstanding equity pledged under such Security.]

11	Based on a Total Debt/Consolidated EBITDA Ratio of , for the Reporting Period the Applicable Margins are:

2

Acceptance Fee	%
U.S. Base Rate Margin	%
U.S. Prime Rate Margin	%
Letter of Credit Fee	%
Libor Margin	%
Prime Rate Margin	%
Commitment Fee	%

12	[NTD: Applicable quarterly][All Continuation Statements, if any, respecting filings and registrations under the Uniform Commercial Code (the “UCC”) in favour of the Collateral Agent, which were first permitted to be filed pursuant to the UCC during the Reporting Period, have been filed, and file-stamped copies of each such Continuation Statement so filed are attached to Schedule "VII" hereto.

13	No Continuation Statements were required to be filed during the Reporting Period in respect of any registrations under an applicable Personal Property Security Act except for those extension filings, if any, for which verification statements have been attached to Schedule "VII" hereto.]

OR

14	[NTD: Applicable annually][Attached hereto is Schedule "IX" listing the dates when the next Continuation Statements may be first filed or registered for existing Uniform Commercial Code filings and registrations in favour of the Collateral Agent.]

CERTIFIED at Toronto, this            day of                       ,              .

[name of officer]

3

SCHEDULE “I”

Changes in GAAP Applied to the Enclosed Financial Statements

1

SCHEDULE “II”

Normalizing Adjustments to Consolidated EBITDA

1

SCHEDULE “III”

Defaults or Events of Default

[to be completed if any Default or Event of Default has occurred or is continuing]

1

SCHEDULE “IV”

Dispositions

[to be completed if there have been Dispositions made during the Reporting Period]

1

SCHEDULE “V”

Secured Hedging Agreements

[to be completed to report on outstanding Secured Hedging Agreements entered into and the amounts secured under the Secured Hedging Agreements]

1

SCHEDULE “VI”

Aggregate investment value of all Unrestricted Entities

1

[NTD: Applicable annually] [SCHEDULE “VII”

Borrower and Subsidiary EBITDA

1

SCHEDULE “VIII”

Updated Security Schedules]

1

SCHEDULE “[VII/IX]”

Continuation Statements

1

SCHEDULE “H” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF JUNE 21, 2019, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

INTERCOMPANY DEBT AND SECURITY DOCUMENTS

Documents Executed by Subsidiaries Receiving Intercompany Loans

1.	Grid/Modified Grid Promissory Note

2.	Term Promissory Note

3.	General Security Agreement

4.	U.S. Security Agreement

5.	Share/Stock/Partnership Interest Pledge Agreement

6.	Assignment Agreement (re: Intercompany Debt & Security)

7.	Assignment Agreement (re: Call Option Right)

Documents Executed by a Minority Shareholder of Non-Wholly-Owned Subsidiaries Receiving Intercompany Loans

8.	Limited Guarantee

9.	Minority Shareholder Share Pledge Agreement

10.	Assignment Agreement (re: Intercompany Debt & Security) (i.e. its acknowledgement thereto)

11.	Assignment Agreement (re: Call Option Right) (i.e. its acknowledgement thereto)

1

SCHEDULE “I” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF JUNE 21, 2019, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

COMMITMENTS

	Canadian Facilities					U.S. Facilities
Lenders	Canadian Swingline Commitment	Canadian Revolving Facility Commitment	Term Loan Facility	Total Canadian Commitment	%	U.S. Swingline Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment	%	Total Commitments	Total %
The Toronto-Dominion Bank	$5,000,000	$25,000,000	$112,000,000	$142,000,000	21.037%					$142,000,000	15.955%
The Toronto-Dominion Bank,New York Branch							$27,000,000	$27,000,000	12.56%	$27,000,000	3.034%
JPMorgan Chase Bank, N.A.,Toronto Branch		$24,000,000	$37,000,000	$61,000,000	9.037%					$61,000,000	6.854%
JPMorgan Chase Bank, N.A.						$10,000,000	$12,000,000	$22,000,000	10.23%	$22,000,000	2.472%
Bank of Montreal		$25,000,000	$41,000,000	$66,000,000	9.778%					$66,000,000	7.416%
Bank of Montreal,Chicago Branch							$23,000,000	$23,000,000	10.70%	$23,000,000	2.584%
HSBC Bank Canada		$25,000,000	$41,000,000	$66,000,000	9.778%					$66,000,000	7.416%
HSBC Bank Canada							$23,000,000	$23,000,000	10.70%	$23,000,000	2.584%
The Bank of Nova Scotia		$25,000,000	$41,000,000	$66,000,000	9.778%					$66,000,000	7.416%
The Bank of Nova Scotia							$23,000,000	$23,000,000	10.70%	$23,000,000	2.586%
Canadian Imperial Bank of Commerce		$25,000,000	$41,000,000	$66,000,000	9.77%					$66,000,000	7.416%
Canadian Imperial Bank of Commerce							$23,000,000	$23,000,000	10.70%	$23,000,000	2.586%
U.S. Bank, National Association,Canada Branch		$24,000,000	$37,000,000	$61,000,000	9.037%					$61,000,000	6.854%

1

	Canadian Facilities					U.S. Facilities
Lenders	Canadian Swingline Commitment	Canadian Revolving Facility Commitment	Term Loan Facility	Total Canadian Commitment	%	U.S. Swingline Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment	%	Total Commitments	Total %
U.S. Bank, N.A.							$22,000,000	$22,000,000	10.23%	$22,000,000	2.472%
Royal Bank of Canada		$13,500,000		$13,500,000	2.000%					$13,500,000	1.517%
Royal Bank of Canada							$11,500,000	$11,500,000	5.35%	$11,500,000	1.292%
Bank of America, N.A.,Canada Branch		$14,500,000	$30,000,000	$44,500,000	6.593%					$44,500,000	5.000%
Bank of America, N.A.,Canada Branch							$13,500,000	$13,500,000	6.28%	$13,500,000	1.517%
National Bank of Canada		$14,500,000	$30,000,000	$44,500,000	6.593%					$44,500,000	5.000%
National Bank of Canada							$13,500,000	$13,500,000	6.28%	$13,500,000	1.517%
MUFG Union Bank, N.A.		$14,500,000	$30,000,000	$44,500,000	6.593%					$44,500,000	5.000%
MUFG Union Bank, N.A.							$13,500,000	$13,500,000	6.28%	$13,500,000	1.517%
	$5,000,000	$230,000,000	$440,000,000	$675,000,000	100%	$10,000,000	$205,000,000	$215,000,000	100%	$890,000,000	100%

On or about the Effective Date, The Toronto-Dominion Bank will assign and transfer $30,000,000 of its Term Loan Commitment to each of Wells Fargo Bank, N.A., Canadian Branch and Raymond James Bank, N.A.

2

SCHEDULE “J” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF JUNE 21, 2019, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF OFFICER’S CERTIFICATE RE: ACQUISITION FACILITY

TO:	THE TORONTO-DOMINION BANK, as Collateral Agent and Canadian Agent

AND TO:	TORONTO DOMINION (TEXAS) LLC, as U.S. Agent

Reference is made to the Amended and Restated Credit Agreement dated as of June 21, 2019, by and among, amongst others, FirstService Corporation and FirstService (USA), Inc., as Borrowers (the “Borrowers”), the Subsidiaries named on the execution pages thereof, as Guarantors, the banks named on the execution pages thereof, as Lenders (the “Lenders”), TD Securities, as Sole Lead Arranger and Sole Bookrunner, The Toronto-Dominion Bank, as Collateral Agent and Canadian Administration Agent, and Toronto Dominion (Texas) LLC, as U.S. Administration Agent (the “Agents”) (as in effect on the date hereof, the “Credit Agreement”). All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed thereto in the Credit Agreement.

I, the undersigned, ●, in my capacity as [Chief Financial Officer] of the Canadian Borrower and [● the Chief Financial Officer of U.S. Borrower], and not personally, after making due enquiry, hereby certify to the Agents and each of the Lenders that the following, to the best of my knowledge, is true and correct as of the date hereof:

1	The proposed Borrowing on [date] shall be used by the undersigned in financing an acquisition of ● which is an Eligible Business (“Eligible Business”).

2	It is the opinion of the Canadian Borrower or, where the Canadian Borrower has identified the existence of potentially Hazardous Materials, a third party environmental consultant engaged by the Canadian Borrower of experience and reputation reasonably satisfactory to such Agent that such Eligible Business has been and can continue to be conducted in compliance with any applicable Environmental Laws and that no material adverse change in the earnings of the applicable Acquisition Entity or the Canadian Borrower shall result therefrom.

3	That no Event of Default or event which with notice or the passage of time or both will become an Event of Default or will occur as a consequence of such acquisition.

4	Attached as Schedule “I” is a description of the shareholders’ agreement to be entered into in connection with the acquisition. The shareholders’ agreement contains the requirements set forth in Section 5.3(a)(iv).

5	Attached as Schedule “II” is a description of the Call Price Formula applicable to the future acquisition of shares of such Acquisition Entity not purchased at the time of such acquisition.

6	[That the Borrowers have received the consent of the Majority Lenders to the proposed acquisition.][Note – required if Total Debt to Consolidated EBITDA is at 3.25;1 or higher, determined on a pro forma basis after giving effect to the proposed acquisition.] [That the Total Debt to Consolidated EBITDA is less than 3.25:1, determined on a pro forma basis after giving effect to the proposed acquisition.]

1

7	That we have caused [or will cause within thirty (30) days of the completion of the acquisition, or such longer period as the Agent may consent to,] the Acquisition Entity to execute and deliver, in favour of the Collateral Agent, to the extent such Acquisition Entity meets the criteria set forth in the definition of Guarantor, the Direct Security.

8	All Intercompany Debt and Security has been assigned to the Collateral Agent and is on the premises of the Canadian Borrower or of legal counsel acting for the Canadian Borrower.

9	All Security granted to the Collateral Agent, and/or the Lenders continues to be perfected and preserves the first priority thereof (subject to Permitted Encumbrances).

The undersigned agrees that the proposed Borrowing is conditional upon the Collateral Agent having received confirmation that all conditions set out in Section 8.2 of the Credit Agreement have been satisfied.

CERTIFIED at Toronto, this _____ day of _______________, ______.

FIRSTSERVICE CORPORATION
Per:
Name:
Title: [Chief Financial Officer]

FIRSTSERVICE (usa), inc.
Per:
Name:
Title: [Chief Financial Officer]

2

SCHEDULE “I”

Description of Shareholders’ Agreement

1

SCHEDULE “II”

Call Price Formula

1

SCHEDULE “K” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF JUNE 21, 2019, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

PERMITTED ENCUMBRANCES

[Redacted]

1

SCHEDULE “L” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF JUNE 21, 2019, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF PROMISSORY NOTE

, 2019

U.S.$●

FOR VALUE RECEIVED FirstService (USA), Inc. (the “Borrower”) hereby promises to pay to the order of ● [name of Lender] (the “Lender”) at ● or such other address or to such account as the Lender may direct, in accordance with the terms of the Amended and Restated Credit Agreement dated as of June 21, 2019, by and among, amongst others, FirstService Corporation, as Canadian Borrower, FirstService (USA), Inc., as U.S. Borrower, the Subsidiaries named on the execution pages thereof, as Guarantors, the banks named on the execution pages thereof, as Lenders, TD Securities, as Sole Lead Arranger and Sole Bookrunner, The Toronto-Dominion Bank, as Collateral Agent and Canadian Administration Agent, and Toronto Dominion (Texas) LLC, as U.S. Administration Agent, as same may be amended, supplemented, revised, restated or replaced from time to time, (the “Credit Agreement”), the lesser of (a) [U.S.$● Lender’s Commitment] or (b) the outstanding amount of Borrowings from time to time made by such Lender to Borrower under the U.S. Facilities, such amount as determined by the Lender’s Participation, in any case with interest thereon calculated and payable as set out in the Credit Agreement, until the occurrence of an Event of Default when the entire principal amount together with accrued but unpaid interest shall become due and payable in accordance with the terms of the Credit Agreement.

On the Term Facility Maturity Date any amounts then remaining unpaid, including principal and interest, shall be immediately paid by the Borrower to the Lender without the presentment, notice, demand or observance of any other formality whatsoever.

This Promissory Note is the promissory note referred to in, and issued pursuant to the Credit Agreement and is subject to and governed by the terms and conditions thereof. Capitalized terms used but not defined herein shall have the meaning set forth in the Credit Agreement. Reference is made to the Credit Agreement for provisions regarding mandatory and optional payments and prepayments hereof, acceleration of the maturity hereof by the Lender upon the happening of certain stated events, and rates of interest after default.

This Promissory Note is evidence of the indebtedness of the Borrower under the Credit Agreement, and is secured by the Security and the other agreements and instruments referred to in the Credit Agreement, all as more particularly described and provided therein, and is entitled to the benefits thereof.

The Borrower hereby waives diligence, demand, presentment, protest and notice of any kind, and assents to extensions of the time of payment, release, surrender or substitution of security, or forbearance or other indulgence, without notice. The Borrower agrees to pay all amounts of principal, interest, and fees under this Promissory Note without offset, deduction, claim, counterclaim, defense or recoupment, all of which are hereby waived by the Borrower.

1

This Promissory Note may not be changed, modified or terminated orally, but only by an agreement in writing signed by the Borrower or any successor or assign of the Borrower and the Lender or any holder hereof.

In the event the Lender or any holder hereof shall retain or engage legal counsel to collect, enforce or protect its interests with respect to this Promissory Note, the Borrower shall pay all of the reasonable costs and expenses of such collection, enforcement or protection, including reasonable legal fees, whether or not suit is instituted.

This Promissory Note shall be governed by and construed in accordance with the laws of the State of Delaware, and shall be binding upon the successors and assigns of the Borrower and inure to the benefit of the Lender and its successors, endorsees and assigns. If any term or provision of this Promissory Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

[signature page follows]

2

FIRSTSERVICE (USA), INC.

Per:
Name:
Title:

3

SCHEDULE “M” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF JUNE 21, 2019, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

post-closing covenants

1	Within 3 Business Days of the Effective Date, certified post-registration PPSA searches against the Canadian Borrower.

2	Within 45 days of the Effective Date, update Delaware UCC searches in respect of the U.S. Borrower.

3	To the extent any security interest in any collateral under the Loan Documents is not or cannot be provided and/or perfected on the Effective Date (other than the pledge and perfection of the security interests (1) in the certificated equity securities, if any, of the Borrowers; and (2) in other assets with respect to which a lien may be perfected by the filing of a financing statement and hypothecary filings, as applicable, under the Uniform Commercial Code or the Personal Property Security Acts of the provinces of Canada and the Civil Code of Quebec, then the provision and/or perfection of a security interest in such collateral shall not constitute a condition precedent to the availability of the Facilities on the Effective Date, but instead shall be required to be delivered after the Effective Date pursuant to arrangements and timing to be mutually agreed by the Collateral Agent and the Borrowers acting reasonably, but no later than 90 days after the Effective Date (or such longer period as may be agreed by the Collateral Agent and the Borrowers acting reasonably).

4	As soon as practicable following the Effective Date, the UCC/PPSA discharges listed on Schedule D to the closing checklist referred to in Section 5.1(f)(i) of this Agreement.

If required, any and all items listed above may be removed or, with respect to the time periods and the actions described therein, may be extended, adjusted or revised in the Collateral Agent's sole discretion, acting reasonably.

1